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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       To

                                     FORM 10

                                   ----------

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or 12(g)
                     Of the Securities Exchange Act of 1934

                          NEXITY FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its Charter)

                Delaware                                 63-0523669
        (State of Incorporation)            (I.R.S. Employer Identification No.)

          3500 Blue Lake Drive
               Suite 330
             Birmingham, AL                                35243
(Address of principal executive offices)                 (Zip Code)

                                 (205) 298- 6391
              (Registrant's telephone number, including area code)

                                   ----------

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share
                                (Title of Class)

                                   ----------

                                TABLE OF CONTENTS

  Item 1.   Business
  Item 2.   Financial Information
  Item 3.   Properties
  Item 4.   Security Ownership of Certain Beneficial Owners and Management
  Item 5.   Directors and Executive Officers
  Item 6.   Executive Compensation
  Item 7.   Certain Relationships and Related Transactions
  Item 8.   Legal Proceedings
  Item 9. Market Price of and Dividends on Registrant's Common Equity and Related Shareholder Matters
  Item 10.  Recent Sales of Unregistered Securities
  Item 11.  Description of Registrant's Securities to be Registered
  Item 12.  Indemnification of Directors and Officers
  Item 13.  Financial Statements and Supplementary Data
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
  Item 15.  Financial Statements and Exhibit Index

Signatures
Exhibit Index
Report of Independent Registered Public Accounting Firm
Consolidated Audited Financial Statements
Notes to Consolidated Audited Financial Statements
Consolidated Unaudited Financial Statements
Notes to Consolidated Unaudited Financial Statements

                                     PART I

Unless this Form 10 indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Nexity Financial Corporation" or "the Corporation" as used herein refer to Nexity Financial Corporation and its subsidiary Nexity Bank, which we sometimes refer to as "Nexity", "our bank subsidiary", or "the Bank" and its other subsidiaries. References herein to the fiscal years 2000, 2001, 2002, 2003 and 2004 mean our fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

                    BUSINESS OF NEXITY FINANCIAL CORPORATION

Item 1. General Business

      Nexity Financial Corporation was incorporated as a Delaware corporation on March 12, 1999, as GIBC, Inc. The name was changed to Nexity Financial Corporation on March 26, 1999.

      The Corporation operates a wholly owned subsidiary bank, Nexity Bank, which is headquartered in Birmingham, Alabama with correspondent banking offices in Atlanta, Georgia, Myrtle Beach, South Carolina, Dallas, Texas and Winston Salem, North Carolina. The Corporation acquired all of the outstanding common stock of Peoples State Bank, Grant, Alabama, on November 1, 1999. On January 5, 2000 the name of Peoples State Bank was changed to Nexity Bank, but the branch in Grant continued to operate as a traditional bank under the name "Peoples
State Bank" until December 31, 2000. Nexity Bank continued to operate a traditional banking branch in Grant, Alabama until December 31, 2000 when the assets and liabilities of the Grant Branch were sold.

      Nexity competes in two areas of the commercial banking industry, correspondent banking and Internet banking. The correspondent banking business includes providing bank and bank related services to community banks. The Internet banking business includes providing consumer and small business banking services via the Internet without a branch banking network. See "Overview" on page 16 for discussion of percentage of total revenue contributed by our correspondent banking business.

      At December 31, 2004, we had total consolidated assets of approximately $610 million, total consolidated deposits of approximately $457 million, and total consolidated stockholders' equity of approximately $36 million.

Banking Operations

      Nexity Bank is an Alabama state chartered bank. Its primary regulators are the Federal Deposit Insurance Corporation and the Alabama State Department of Banking. Nexity Bank conducts deposit business in all 50 states in the United States and conducts loan business primarily in the southeastern United States.

      On January 5, 2000, Nexity Bank received approval from the FDIC to initiate Internet banking operations. On February 22, 2000, these operations began from Nexity Bank's office in Birmingham, Alabama. Nexity Financial Corporation and Nexity Bank together have 84 employees, 60 of which are located in Birmingham, Alabama.

Correspondent Banking
---------------------

      Nexity provides correspondent banking services to community banks primarily in the southeastern United States and Texas. These services include loan participations, investment services, and clearing and cash management services.

      Nexity generates approximately 90% of our loan production through loan participations with community banks. Loan participations are loans purchased from community banks because the community bank could not make the loan on its own. The primary reasons that community banks sell loan participations are because the loan exceeds their legal lending limit, they wish to manage liquidity, and other special needs. The Bank's correspondent lenders focus primarily on small and medium-sized banks in Georgia, Alabama, Florida, Texas, North Carolina, and South Carolina. The Bank's lenders have a high level of experience purchasing and selling loans with community banks and analyzing the different types of loans in these market areas.

      The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Since the construction and commercial real estate loans are typically over the community bank's legal lending limit, the size of the loan is usually between $1 million and $5 million. The Bank underwrites each loan participation purchased using standard underwriting policies and procedures. These loans are geographically dispersed through the Bank's market areas resulting in no concentration in one small geographic region or state. The Bank attempts to minimize the risk by generally making a significant amount of these type loans only on owner-occupied properties, by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

      Nexity provides investment services to community banks including fixed income securities sales, investment portfolio management services including bond accounting and safekeeping, and asset/liability management services. Nexity's investment sales team markets primarily U.S. Treasury and Agency securities including mortgage-backed securities products, and municipal securities. Investment representatives also provide portfolio management strategies to community banks. Nexity also offers bond portfolio accounting and safekeeping services, as well as asset/liability management services. The primary asset/liability management services provided are interest rate risk modeling and consulting on strategies for effective balance sheet management.

      Nexity's clearing and cash management services allow community banks the ability to outsource their daily funds management. Nexity will automatically invest or borrow federal funds through an account that is linked to their account with the Federal Reserve Bank. Community banks can access their intra-day account information via the Internet. The online system allows them to create wire transfers, ACH transactions, currency and coin orders, and other important banking operations. This system also allows access to critical loan participation accounting information and bond accounting and safekeeping reports.

Internet Banking
----------------

      Nexity provides primarily deposit products and services to consumers and small businesses via the Internet. The Internet provides an efficient distribution channel for serving deposit customers across the United States. Nexity uses the Internet to provide certain advantages to customers desiring to purchase financial products with typically more attractive rates than traditional banking channels and easy access to account and product information. Customers may access the bank on a 24-hour basis seven days per week from any PC, wherever located, by means of a secure Web browser or by ATM, telephone, debit card or U.S. mail. Customers may access Nexity Bank through any Internet service provider by means of an acceptable secure Web browser. Customers may review account activity, enter transactions into an on-line account register, pay bills electronically and print bank statement reports, all on a real-time basis.

      Nexity also markets home equity loan products to consumers through the Internet. Home equity loan products account for approximately 8% of loans outstanding. We utilize credit scoring systems in the underwriting process as well as external service providers for loan documentation and closing processes.

Nexity Financial Services, Inc.
-------------------------------

      During 2002, Nexity Bank established Nexity Financial Services, Inc. to offer fixed annuity insurance products to consumers in the states of Alabama, Florida, Georgia, South Carolina, North Carolina, New York, Illinois, California and Tennessee. Nexity Financial Services of Florida, Inc. and Nexity Financial Services of New York, Inc. were also formed to offer these products. Nexity Financial Services, Inc. began offering services to consumers in June 2003. After interest rates decreased during the latter part of 2003 and several insurance company providers reduced their efforts in the product, Nexity
Financial Services, Inc. staff were re-assigned within the company with one staff member maintaining the licenses and maintaining the minimal number of existing accounts. In the event interest rates increase and the fixed annuity product is an attractive product to be offered to consumers, Nexity Financial Services, Inc. will devote resources to actively sell these services.

Supervision And Regulation

      The Corporation is a bank holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, the Corporation and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Competition

      All aspects of our business are highly competitive. Generally, Nexity competes with other financial institutions in their market areas including large banks in major financial centers and other financial intermediaries, such as savings and loan associations, credit unions, consumer finance companies, investment companies, mutual funds, other mortgage companies and financial service operations of major commercial and retail corporations. The competition among the various financial institutions is based on a variety of factors including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of service rendered, and the convenience of service delivery. Nexity competes in two areas of the commercial banking industry, correspondent banking and Internet banking. A discussion of our primary competitors in correspondent banking and Internet banking is presented below.

Correspondent Banking
---------------------

      Two primary groups generate competition for correspondent banking: bankers banks and regional banks. Bankers banks are organizations typically formed and owned by community banks to provide banking services to community banks in a specific region. These banks have a special banking charter and compete with Nexity Bank on loan participations, investment services, and clearing and cash management services. They typically fund their balance sheet primarily with overnight federal funds purchased from community banks daily. There are a few regional banks in our geographical area that provide these correspondent banking services. We concentrate our efforts on start-up banks and small to medium sized community banks and believe we compete effectively in this market segment by offering responsive, high quality service with user-friendly technology.

Internet Banking
----------------

      There are three primary groups that provide competition for Internet banking: Internet banks, financial institutions that market products and services via the Internet, and financial institutions that only offer products and services via the Internet to their existing customer base. Internet banks typically offer similar deposit products and services as those provided by Nexity Bank. These services are primarily marketed through websites such as bankrate.com. Certain financial institutions also market their products and services through this channel including large money center banks. These two groups are Nexity Bank's primary competition since the third group's strategy is more defensive in nature. We concentrate our efforts on money market accounts, short-term certificates of deposits, and home equity lines of credit and believe we compete effectively in this market segment by offering responsive, high quality service with user-friendly technology.

      Our business model allows us to offer products and services within both business areas in a branchless banking structure. The branchless banking structure reduces our required investment in physical assets and employees. The competitors described above typically compete in only one of the businesses offered by Nexity Bank-either correspondent banking or Internet banking.

Acquisition of Banks

      The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

o Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

o     Acquiring all or substantially all of the assets of any bank; or

o     Merging or consolidating with any other bank holding company.

      Additionally,  the Bank  Holding  Company  Act  provides  that the Federal
Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Change in Bank Control

      Subject to various exceptions, the Bank Holding Company Act and the Federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

o The bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

o No other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934 as a result of this Form 10. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities.

      The Gramm-Leach-Bliley Act of 1999 amends the Bank Holding Company Act and expands the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, which is described below, we may engage in activities that are:

o     Financial in nature;

o     Incidental to a financial activity; or

o Complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

The Gramm-Leach-Bliley Act expressly lists the following activities as financial in nature:

o     Lending, trust and other banking activities;

o Insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

o     Providing financial, investment, or advisory services;

o Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

o     Underwriting, dealing in or making a market in securities;

o Activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident to banking or managing or controlling banks;

o Activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;

o     Merchant banking through securities or insurance affiliates; and

o     Insurance company portfolio investments.

The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the Treasury, to determine activities in addition to those listed above that are financial in nature or incidental to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the Bank Holding Company and Gramm-Leach-Bliley Acts, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services.

      To qualify to become a financial holding company, any of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate in the future, we may seek to become a financial holding company.

      Under the Bank Holding Company Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve had found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

o     Acquiring or servicing loans;

o     Leasing personal property;

o     Conducting discount securities brokerage activities;

o     Performing selected data processing services;

o Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

o     Performing selected insurance underwriting activities.

      Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

FDIC Insurance

      The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds.

      The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Adequacy

      Both Nexity Financial Corporation and Nexity Bank are required to comply with the capital adequacy standards established by the Federal Reserve Bank, the FDIC and the State Banking Department of Alabama. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Nexity Bank is also subject to risk-based and leverage capital requirements adopted by the State Banking Department of Alabama and the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

      The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital.

      In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing high internal growth, as is our case, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company's Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

      Information  concerning  our  regulatory  ratios at  December  31, 2004 is included in the "Notes to the Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Nexity Financial Corporation and Nexity Bank were classified as "well capitalized" at December 31, 2004.

Prompt Corrective Action

      The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. As of December 31, 2004, we believe Nexity Financial Corporation and Nexity Bank would be considered "well capitalized" by its primary regulator.

Restrictions on Transactions with Affiliates

      Both Nexity Financial Corporation and Nexity Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

o     A bank's loans or extensions of credit to affiliates;

o     A bank's investment in affiliates;

o Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

o     The   amount  of  loans  or   extensions   of  credit  to  third   parties
      collateralized by the securities or obligations of affiliates; and

o A bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

      The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Nexity Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

      Nexity Financial Corporation and Nexity Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

      Nexity Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment

      The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the FDIC and/or the Federal Reserve shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Nexity Bank. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements. Nexity Bank received a "satisfactory" CRA rating from the FDIC at its last examination.

Privacy

      Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. Nexity Bank has established a privacy policy to ensure compliance with federal requirements and is posted on its website, www.nexitybank.com.

Other Consumer Laws and Regulations

      Interest and other charges collected or contracted for by Nexity Bank are subject to state usury laws and federal laws concerning interest rates. Nexity Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

o Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

o Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

o Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

o Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

o Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

o Bank Secrecy Act, governing how banks and other firms report certain currency transactions which may involve "money laundering" activities;

o Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

o Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

Nexity Bank's deposit operations are subject to the:

o Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

o Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Anti-Terrorism Legislation

      On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers.

      In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. Nexity Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

      New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

      Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve's statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Risk Factors

Our business is subject to a number of risks. Many of these risks are summarized below, but there may be other risks of which we are unaware or risks that may arise that could affect our business.

Our business is subject to the success of the local economies where we operate.

      Our success significantly depends upon the growth in population, income levels, and housing starts in the local economies where we operate. If the principal communities in which we operate (Birmingham, AL; Atlanta, GA; Myrtle Beach, SC; Winston-Salem, NC; Dallas, TX; and the southeastern U.S. generally) do not grow or if prevailing economic conditions are unfavorable, our business may not succeed. Adverse economic conditions in our specific market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and results of operations. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

      Adverse market or economic conditions in any of the local communities where we operate may disproportionately increase the risk that our borrowers will be unable to make their loan payments. An economic downturn could cause our interest income and net interest margin to decrease and our loan loss provision to increase, resulting in losses that materially adversely affect our business, financial condition, results of operations and cash flows.

      Additionally, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2004, approximately 64% of our loans held for investment were secured by real estate. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in any of the local communities in which we operate could adversely affect the value of our assets, our revenues, results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

      Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

      If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses was $4.9 million, $4.1 million and $3.9 million as of December 31, 2004, 2003 and 2002, respectively.

      In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Our deposit customers are likely to be sensitive to price fluctuations for products and may have limited loyalty to the Corporation.

      The market for Internet banking is evolving. Therefore, we are unable to predict whether customers will continue to use the Internet. Attractive rates offered by Nexity Bank may attract a segment of short-term depositors who could close their accounts in pursuit of higher rates elsewhere. We expect that some customer attrition will occur especially within the first few months after a new customer begins to use the bank's services. We believe that customers who experience difficulty in accessing our bank or in conducting transactions early in their relationship with the bank could terminate their relationship. In addition, one aspect of the current Internet banking business is that while many customers use an Internet bank for interest bearing deposit accounts, they are sometimes reluctant to utilize an Internet bank for other banking services such as loans. Customer attrition, or reluctance of customers to utilize the full range of services offered by Nexity Bank in a totally online environment, could have a material adverse effect on our business, operating results and financial condition.

Our business model contains inherent risk because we rely on third-party information in making lending decisions. If we fail to adequately get third-party information, we may fail to realize risks in loans that we make, which could adversely affect our credit quality and ability to earn profits.

      We are primarily engaged in the business of correspondent banking. We buy loan participations that smaller banks originate and then sell to the secondary market and fund loans smaller banks cannot fully fund due to their low lending limits. As part of this process, we often rely on information provided to us by independent, third-party banks that are more familiar than we are with the markets in which the loans are originated. If such third-party information is incomplete or inaccurate, or if we fail to adequately get such information, we may fail to realize risks in the loans we make, which could adversely affect our credit quality, resulting in a reduced ability to earn profits.

Our business model contains inherent risk because we have significant Internet bank operations and often have little personal interaction with our customers.

      A particular risk associated with Internet banking generally is the absence of personal contact with customers, which may make it difficult to verify the creditworthiness of custormers and collateral for home equity loans, especially with out-of-area borrowers. Lack of personal contact with our customers could lead us to underestimate risks in the home equity loans we make which could adversely affect our credit quality, resulting in a reduced ability to earn profits.

We may experience rapid growth in the future that could strain our limited resources. Our failure to effectively manage such growth could adversely affect our ability to earn profits.

      We have several offices located throughout the southeastern United States and Texas that are thinly staffed. In some of these offices, we share administrative support staff with other companies. If we fail to anticipate growth in our lending business or are otherwise unable to provide adequate staffing in any of the markets in which we operate, our credit quality, underwriting functions and risk management could be adversely affected, resulting in a reduced ability to earn profits.

Unexpected changes in interest rates may decrease our net interest income.

      If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most depository institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control. If our interest income and net interest margin decrease and our loan loss provision increases, we could experience losses that materially adversely affect our business, financial condition and results of operations and cash flows.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

      The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with Internet, commercial and correspondent banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere and provide Internet banking services similar to ours.

      We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. As a result, we may face a competitive disadvantage.

Failure to implement our business strategy or to manage our growth effectively may adversely affect our financial performance.

      Our business strategy is dependent upon our ability to offer secure, convenient, cost-effective and comprehensive financial services on the Internet and to community banks throughout the southeastern United States. The growth and expansion of our business model may place significant demands on our management, operational and financial resources. Successful implementation of our business strategy will require continued growth of the Internet banking market and correspondent services market and will depend on our ability to: (i) increase significantly the number of customers using the Internet for their financial service requirements; (ii) implement and grow the earning asset strategy; (iii) develop new strategic alliances for products and services; (iv) implement and improve the bank's operational, financial and management information systems; (v) hire and train qualified personnel; and (vi) satisfy regulatory requirements related to our expansion plans.

Our success is dependent in part on our ability to keep pace with rapid technological change.

      The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Corporation's existing technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of such technology entails significant technical and business risks. There can be no assurance that we will successfully use new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If the Corporation is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, its business, operating results and financial condition could be materially adversely affected.

Our operations could be interrupted if our third-party service providers experience difficulty or terminate their services.

      We outsource certain operational functions to third parties. If our third-party service providers experience difficulties or terminate their services and we are unable to replace them with another service provider, our operations could be adversely affected. We depend significantly, and will continue to depend, on a number of relationships with third-party service providers.

Failure to introduce new products and services successfully may cause us to lose market share.

      Our success will depend in part upon our ability to offer new products and provide new financial services that meet changing customer requirements. If we fail to offer financial products and services that appeal to customers more than those offered by our competitors, we may lose market share, which could adversely affect our ability to earn profits.

Our operations could be interrupted if our network or computer systems fail or experience a security breach.

      The computer systems and network infrastructure being utilized by us could be vulnerable to unforeseen problems. Our operations in the Internet banking and correspondent banking markets are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could result in a loss of customers and, thereby, have a material adverse effect on our business, operating results and financial condition.

      In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us against damage from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. There can be no assurance that our security measures will be successful. A failure of our security measures could have a material adverse effect on our business, operating results and financial condition.

We are subject to a variety of laws, many of which may be unclear in their application to Internet operations.

      Nexity Bank must comply with both state and federal law as it conducts banking business over the Internet. As an institution conducting business on a multi-state basis, Nexity Bank must comply with the individual laws and regulations of each host state. These laws may include various state licensing and registration requirements that are generally applicable to banks as well as state laws and regulations that specifically govern electronic commerce. Compliance with electronic commerce laws may present a particular challenge as these laws are still being developed in many states. In addition to these state laws and regulations, Congress has considered the adoption of laws that may apply to commerce over the Internet, and, thus, future federal law and regulations also may significantly affect the way Nexity Bank conducts business.

Our directors and executive officers own a significant portion of our common stock.

      Our directors and executive officers, as a group, beneficially owned approximately 27.8% of our outstanding common stock as of March 7, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

We do not plan to pay dividends for the foreseeable future.

      We do not intend to pay cash dividends in the foreseeable future, and any earnings are expected to be retained for use in developing and expanding our business.

Antitakeover provisions of our certificate of incorporation and bylaws may increase the control by current directors in a way that you do not favor.

      Certain provisions of our certificate of incorporation and bylaws may be deemed to have the effect of making more difficult an acquisition of control of the Corporation in a transaction not approved by our board of directors. Our certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Corporation. Although management has no current intention to issue any shares of preferred stock, the Corporation may issue such shares in the future.

      The certificate of incorporation also provides that the board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our shareholders to prevent the removal of a director sought to be removed by a majority of the shareholders and may tend to enhance management's ability to retain control over the Corporation's affairs and to preserve the director's present position on the board.

      Shareholders of the Corporation also may not act by written consent or call special meetings of shareholders.

There is no public trading market for our stock.

      There is no public trading market for our common stock. If any market develops in the future, the trading price of the common stock could be subject to significant fluctuations in response to quarterly variations in the our actual or anticipated operating results, changes in general market conditions and other factors.

Forward-Looking Statements

      We may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements. The words "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors are described below and include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) increased competition with other financial institutions, (iii) lack of sustained growth in the economy in the southeastern United States and the Dallas, Texas area, (iv) rapid fluctuations or unanticipated changes in interest rates, (v) the inability of our bank subsidiary, Nexity Bank -- to satisfy regulatory requirements for its expansion plans, (vi) the Corporation's ability to keep pace with technological changes, and (vii) changes in the legislative and regulatory environment, including compliance with the various provisions of the Sarbanes Oxley Act of 2002. Many of such factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We do not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to us. Forward-looking statements made by us in this report are also subject to those risks identified within the section entitled "Risk Factors".

Available Information

      After the effective date of this Form 10, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance therewith, will file periodic reports, proxy statements, and other information with the SEC. This registration statement and exhibits along with such future periodic reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by contacting the SEC at 1-800-SEC-0330. Copies of such materials may also be obtained at prescribed rates by writing to the SEC. The SEC maintains a website (http://www.sec.gov) that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      We maintain a website at www.nexitybank.com. We will make financial reports available as the reports are filed and distributed to the SEC pursuant to Section 13 (a) of the Exchange Act. These documents will be made available on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                      ATTENTION: Investor Relations
                      Nexity Financial Corporation
                      3500 Blue Lake Drive, Suite 330
                      Birmingham, Alabama 35243
                      (205) 298-6391

Item 2. Financial Information

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

      The discussion and tabular data presented below analyze major factors and trends regarding the financial condition and results of operations of the Corporation and Nexity Bank for the first quarter of 2005 and each of the three years in the period ended December 31, 2004.

      The following discussion and analysis should be read in conjunction with the financial information and the Consolidated Financial Statements of the Corporation (including the notes thereto) contained elsewhere in this document. To the extent that any statement below (or elsewhere in this document) is not a statement of historical fact and could be considered a forward-looking statement, actual results could differ materially from those in the forward-looking statement.

Overview
--------

      The Corporation was founded in 1999 and is a bank holding company that competes in two areas of the commercial banking industry, correspondent banking and Internet banking. Our correspondent banking division markets to community banks primarily in the southeastern United States and Texas. Our Internet banking division provides banking services to consumers and small businesses across the United States via the Internet.

      Correspondent banking services include loan participations, investment services, and clearing and cash management services. Income from correspondent banking services was 63.7% of total revenue for the first three months of 2005 For the years ended December 31, 2004, 2003, and 2002 income from correspondent banking services was 61.2%, 61.1%, and 68.7%, respectively, of total revenue. Our asset growth is dependent on our ability to grow loans outstanding and we generate approximately 90% of our loan production through loan participations with community banks. We fund this loan production with deposit products and services offered to consumers and small businesses via the Internet. The Internet provides an efficient distribution channel for serving deposit customers without the costly investment in a branch banking network.

      We monitor and manage our performance using the same benchmarks as most commercial banks. We compare our performance ratios to that of peer groups that started at the same time as Nexity and to financial institutions of a similar size. The primary performance ratios include earnings per share, return on assets, and return on equity. These ratios are provided in Table 1 below. Most commercial bank's, including Nexity's, primary source of revenue is net interest income. Our net interest income accounted for 92.8% of total revenue for the first quarter of 2005 and 90.6%, 92.9%, and 95.5%, for the years ended 2004, 2003, and 2002, respectively. Interest income on loans accounted for 71.0% of total interest income for the first quarter of 2005 and 69.3%, 69.2%, and 78.5%, for the years ended 2004, 2003, and 2002, respectively. An analysis of net interest income is provided in management's discussion and analysis.

      Our earnings performance is dependent on our ability to generate net interest income and the primary source of net interest income is interest income on loans. The primary risks associated with our income generation are credit risk and interest rate risk.

      During the last three years we have experienced an improving trend in credit quality as net charge-offs have decreased and nonperforming assets have remained at a satisfactory level. We manage credit risk with underwriting procedures prior to originating loans and ongoing review systems during the life of the loan. These procedures are discussed in more detail in the loan section of management's discussion and analysis.

      While short-term interest rates, including the prime lending rate have increased dramatically over the last year, longer term interest rates have declined or remained relatively stable. This flattening of the yield curve creates a challenge for financial institutions in managing interest rate risk. During this period of changing interest rates, Nexity's net interest margin has remained stable. We manage interest rate risk with monthly analysis of trends related to our net interest margin and the impact of changing interest rates. We also model future performance expectations based on changing interest rates with an internal simulation model for asset/liability management. These procedures are discussed in more detail in the market risk and asset/liability management section of management's discussion and analysis.

      Our strategy is to continue to focus on growing our correspondent bank business by developing existing relationships with community banks in the Southeast and Texas and aggressively pursuing new relationships in these market areas. We will also focus on cross-selling our correspondent bank products and services to our community bank customers which will stimulate growth and supplement our revenue generation. We will continue to research new products and services as well as enhancements to our existing offerings to meet the changing needs of community banks.

      We seek to maintain a safe and secure environment for our business transacted via the Internet. We will continue to invest in new technologies and systems to protect our information and enhance our Internet banking products and services. We intend to position our deposit product offerings to provide the necessary funding growth for our balance sheet by monitoring the competitive landscape for interest rates and marketing channels for new customers. We will also continue to develop cross-selling opportunities to our Internet banking customers which will stimulate deposit growth and supplement our revenue generation.

Critical Accounting Policies and Estimates

      The Corporation's accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in the Corporation's consolidated financial statements. As such, the following policies are considered "critical accounting policies" for us.

Allowance for Loan Losses
-------------------------

      Management's determination of the adequacy of the allowance for loan losses, which is based on the factors and risk identification procedures discussed in the following pages, requires the use of judgments and estimates that may change in the future. Changes in the factors used by management to determine the adequacy of the allowance, or the availability of new information, could cause the allowance for loan losses to be increased or decreased in future periods. Bank regulatory agencies, as part of their examination process, may also require that additions be made to the allowance for loan losses based on their judgments and estimates. See "Allowance for Loan Losses" on page 37.

Deferred Tax Assets
-------------------

      Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax asset. Management believes that the bank subsidiary will generate sufficient operating earnings to realize the deferred tax benefits. The
Corporation's 1999 to 2003 consolidated income tax returns are open for examination. Examination of the Corporation's income tax returns or changes in tax law may impact its tax liabilities and resulting provisions for income taxes. See "Income Taxes" on page 29.

Overview

Three months ended March 31, 2005 compared to three months ended March 31, 2004

      For the three months ended March 31, 2005, the Corporation reported net income of $936,812, down 11.2% from $1.1 million reported for the first three months of 2004. Net income per basic and diluted share for the three months ended March 31, 2005 was $0.03, down from $0.04 per basic share for the three months ended March 31, 2004. Net income per diluted share decreased 12.0% from the first quarter of 2004 to the first quarter of 2005. Net income was down primarily because of a $361,060 increase in the provision for income tax.

      The Corporation's net interest income increased to $4.4 million in the first three months of 2005 from $3.8 million in the same period in 2004. This increase was primarily attributable to increased volume of earning assets and net interest margin. Average earning assets increased 13.5% to $599.3 million or 98.3% of average total assets in the first three months of 2005, compared with $518.9 million or 99.0% in the same period in 2004. The net interest margin improved to 2.97% for the first quarter of 2005.

      The provision for loan losses decreased $220,000 in the first quarter of 2005 compared to the first quarter of 2004. This decrease was primarily due to lower net charge-offs in the first quarter of 2005 compared to the same period of 2004, and improving credit quality trends.

      Noninterest  income  decreased  27.4% in the  first  three  months of 2005 compared  to the  same  period  in  2004,  mostly  due to  lower  brokerage  and investment services income and a gain of $97,222 on the sale of available-for-sale securities in the first quarter of 2004.

      For the three months ended March 31, 2005, noninterest expense was up 16.1% from the same period in 2004, mostly due to higher spending for salaries and employee benefits. During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

      Total assets were $630.0 million at March 31, 2005, up 15.0% from $547.8 million at March 31, 2004, and 3.1% from $610.8 million at December 31, 2004. Loans were $391.1 million at March 31, 2005, up 15.5% from $338.6 million at March 31, 2004, and 0.9% from $387.5 million at December 31, 2004.

      At March 31, 2005, nonperforming assets as a percent of total loans and other real estate owned increased to 0.47% from 0.27% at March 31, 2004. Net charge-offs as a percent of average loans decreased to 0.07% for the first three months of 2005 from 0.13% for the same period in 2004.

      Deposits grew to $474.4 million at March 31, 2005, mostly fueled by growth in CD's. Long-term debt was $100 million at March 31, 2005 compared to $91.8 million at March 31, 2004, and $95 million at December 31, 2004.

Earnings Review

      The primary factors affecting the decrease in net income in the first quarter of 2005 were a $361,060 increase in the income tax accrual, a $129,810 or 27.4% decrease in noninterest income and a $442,143 or 16.1% increase in noninterest expense. These changes were partially offset by a $594,626 or 15.6% increase in net interest income and a $220,000 or 72.1% decrease in the provision for loan losses.

Net Interest Income

      Net interest income, the major component of the Corporation's income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. The following table compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three months ended March 31, 2005 and 2004.

                                                                      Three months ended March 31,
                                             -------------------------------------------------------------------------------
                                                             2005                                      2004
                                             -------------------------------------     -------------------------------------
                                                Average        Revenue/     Yield/        Average        Revenue/     Yield/
                                                Balance         Expense      Rate         Balance         Expense      Rate
                                             -------------------------------------     -------------------------------------
Interest-earning assets:
  Loans (1)                                  $380,829,052     $5,822,647     6.20%     $327,876,133     $4,572,833     5.61%
  Investment securities, taxable (2)          202,437,497      2,273,669     4.49       172,103,031      1,947,551     4.53
  Interest-bearing balances
    due from banks                              4,752,170         36,181     3.09         5,528,306         23,732     1.73
  Trading securities                                    0              0     0.00           161,432          1,722     4.29
  Federal funds sold and securities
    purchased under agreements to resell       11,240,593         68,801     2.48        13,261,841         35,268     1.07
                                             -------------------------------------     -------------------------------------
Total interest-earning assets                 599,259,312      8,201,298     5.53%      518,930,743      6,581,106     5.10%
                                             -------------------------------------     -------------------------------------

Noninterest-earning assets:
  Cash and due from banks                       3,009,969                                 2,450,259
  Premises and equipment                          833,359                                   995,117
  Other, less allowance for loan losses         6,490,785                                 2,051,192
                                             ------------                              ------------
       Total noninterest-earning assets        10,334,113                                 5,496,568
                                             ------------                              ------------

TOTAL ASSETS                                 $609,593,425                              $524,427,311
                                             ============                              ============

Interest-bearing liabilities:
  Interest-bearing deposits:
    Interest checking                        $  4,071,394          8,623     0.86%     $ 10,334,218         24,344     0.95%
    Savings                                       561,543          1,680     1.21           529,685          1,615     1.23
    Money market                              215,848,362      1,279,592     2.40       205,686,492        890,555     1.74
    Time deposits                             230,021,227      1,540,617     2.72       172,703,121        967,107     2.25
                                             -------------------------------------     -------------------------------------
  Total interest-bearing deposits             450,502,526      2,830,512     2.55       389,253,516      1,883,621     1.95
  Federal funds purchased and securities
    sold under agreements to repurchase         6,286,900         38,076     2.46         2,165,730          5,001     0.93
  Long-term debt                               96,333,333        744,916     3.09        87,574,176        655,133     2.99
  Subordinated debentures                      12,372,000        168,157     5.51         9,300,000        212,340     9.18
                                             -------------------------------------     -------------------------------------
Total interest-bearing liabilities            565,494,759      3,781,661     2.70%      488,293,422      2,756,095     2.27%
                                             -------------------------------------     -------------------------------------

Noninterest-bearing liabilities:
  Demand deposits                               4,077,532                                 2,045,680
  Other liabilities                             4,088,010                                 2,918,908
                                             ------------                              ------------
Total noninterest-bearing liabilities           8,165,542                                 4,964,588
                                             ------------                              ------------
Stockholders' equity                           35,933,124                                31,169,301
                                             ------------                              ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                       $609,593,425                              $524,427,311
                                             ============                              ============

Net interest income                                           $4,419,637                                $3,825,011
                                                              ==========                                ==========

Interest income/earning assets                                               5.53%                                     5.10%
Interest expense/earning assets                                              2.56                                      2.14
                                                                             -----                                     -----

Net interest income/earning assets                                           2.97%                                     2.96%
                                                                             =====                                     =====

(1) Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.

(2) The weighted average yieds on securities are calculated on the basis of the yield to maturity based on the book value of each security.

      Net interest income on a tax equivalent basis increased $594,626 or 15.6% during the first three months of 2005 compared to the same period in 2004. This increase was primarily attributable to increases in the volume of earning assets and net interest margin.

      Interest income on a tax equivalent basis increased $1.6 million or 24.6% in the first three months of 2005 due to increased volume of earning assets since the yield on earning assets increased to 5.53% in the first quarter of 2005 from 5.10% in the first quarter of 2004. Average earning assets increased 15.5% to $599.3 million or 98.3% of average total assets in 2005, compared with $518.9 million or 99.0% in 2004. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth, and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $53.0 million or 16.2%. Average investment securities increased $30.3 million or 17.7%. The yield on earning assets increased 43 basis points in the first three months of 2005 because the yields on loans were higher due to the increase in the interest rates.

      The Federal Reserve increased the federal funds target rate by 25 basis points on March 22, 2005, February 2, 2005, December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

      During 2005, loans, which are typically our highest yielding earning asset, increased as a percentage of earning assets. Average loans were 63.6% of average earning assets in the first three months of 2005 versus 63.2% in the same period in 2004. The yield on loans increased 59 basis points from 5.61% in the first quarter of 2004 to 6.20% in the same period in 2005 largely due to higher loan rates during 2005. The majority of the Corporation's loans are variable rate loans. These loans followed the changes in the prime rate. The yield on investment securities decreased from 4.53% in the first three months of 2004 to 4.49% in the first three months of 2005 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 141 basis points from 1.07% in the first quarter of 2004 to 2.48% in the first quarter of 2005. The yield on interest-bearing deposits with banks increased 136 basis points from 1.73% in the first three months of 2004 to 3.09% for the same period in 2005.

      The cost of funding sources increased $1.0 million or 37.2% in the first three months of 2005 compared to the same period in 2004, primarily due to the increased volume of interest-bearing liabilities and higher rates. Average interest-bearing liabilities increased $77.2 million or 15.8% in the first three months of 2005 compared to the same period in 2004. Interest-bearing deposits were up $61.2 million or 15.7%, primarily driven by growth in time deposits. Average long-term debt increased $8.8 million or 10.0% in the first quarter of 2005 compared to the first quarter of 2004. The average rate paid on interest-bearing liabilities increased 43 basis points from 2.27% in the first three months of 2004 to 2.70% in the same period in 2005, primarily due to the increased interest rate environment. Average long-term debt was 17.0% of interest-bearing liabilities during the first three months of 2005 versus 17.9% during the same period in 2004. Interest-bearing liabilities increased as a percentage of average earning assets to 94.4% in the first quarter of 2005 from 94.1% in the first quarter of 2004.

      The net interest margin increased three basis points from 2.96% for the first three months of 2004 to 2.99% for the first three months of 2005. The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in the first quarter of 2005 to 5.6% from 5.9% in the first quarter of 2004, which adversely affected the net interest margin by 2 basis points.

Provision for Loan Losses

      The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management's evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $85,000 and $305,000 in the first three months of 2005 and 2004, respectively. The lower provision for loan losses was primarily due to decreased net charge-offs, overall improved credit quality, and slower loan growth in the first quarter of 2005.

      Net loan charge-offs were $61,369, or 0.07% of average loans in the first three months of 2005 compared to $125,001, or 0.13% of average loans in the first three months of 2004. The allowance for loan losses totaled 1.26% of loans as of March 31, 2005 compared to 1.27% as of March 31, 2004 and December 31, 2004. See "Loans," "Nonperforming Assets," and "Allowance for Loan Losses."

Noninterest Income

      Noninterest income for the Corporation consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As we mature, noninterest income will become a more important contributing factor to our overall profitability. Noninterest income decreased $129,810 or 27.4% in the first three months of 2005 compared to the same period in 2004.

      The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through our correspondent banking services, which began operations in 2002. The bulk of the fees are generated through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CD's and trust preferred securities offerings for these same customers. Brokerage and investment services income decreased 25.5% in the first three months of 2005 compared to the same period in 2004. As the yield curve flattened, the demand from correspondent bank customers for fixed income securities has declined.

      Commissions and fees primarily include revenues from debit card services and loan participation fees. Commissions and fees decreased $40,905 during the first quarter of 2005 compared to the same period in 2004 due to lower loan participation fee income.

      Gains on sales of investment securities were zero during the first three months of 2005 compared to $97,222 for the same period in 2004. These net gains result primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for loan demand.

      Service charges on deposit accounts increased $7,479 in the first quarter of 2005 compared to the same period in 2004 due to higher correspondent banking analysis service charges.

      Other operating income is higher in the first quarter of 2005 compared to the first quarter of 2004 due to an increase of $49,290 in earnings on cash surrender value life insurance. We purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

      Noninterest expense increased $442,143 or 16.1% in the first three months of 2005 compared to the same period in 2004. Noninterest expense was higher primarily due to higher salaries and employee benefits.

      Salaries and employee benefits, the largest component of noninterest expense, totaled $2.0 million and $1.6 million in the first quarter of 2005 and 2004, respectively. The increase during the first quarter of 2005 was primarily due to investment in new personnel and increased incentive pay related to loan production and investment division sales as the Corporation's performance improved. We employed 79.5 and 71.5 full time equivalent employees at March 31, 2005 and March 31, 2004, respectively. Merit increases also contributed to this increase.

      Net occupancy expense and equipment expense increased slightly during the first quarter of 2005 compared to the first quarter of 2004, largely due to opening additional correspondent lending offices in Texas and North Carolina.

      Other operating expense increased 3.6% in the first three months of 2005 compared to the same period in 2004. The increase in other operating expense was primarily due to increased spending related to the expansion of our correspondent banking business, and increased audit fees related to compliance obligations under SEC reporting requirements and the FDIC Improvement Act of 1991. The following table presents a comparison of other operating expense by category.

                                                          Three months ended
                                                               March 31,
                                                         2005             2004
--------------------------------------------------------------------------------
Travel and lodging                                     $ 64,019         $ 78,037

Telephone and data communications                        46,006           79,653

Software maintenance contracts                           60,106           52,291

Director fees                                            84,000           85,750

Accounting and auditing fees                             45,325           30,805

Investment seminars                                      46,933           17,137

Advertising                                              45,055           48,700

Other                                                   497,543          468,664
--------------------------------------------------------------------------------

Total                                                  $888,987         $861,037
================================================================================

Income Taxes

      The Corporation and its subsidiaries file a consolidated federal income tax return. The Corporation accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, our deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to its cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

      From time to time the Corporation engages in business plans that may also have an effect on its tax liabilities. If the tax effects of a plan are significant, our practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. The Corporation has obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of our income tax returns or changes in tax law may impact the tax benefits of these plans.

      The first quarter 2005 provision for income tax increased $361,060 compared to the first quarter of 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. The Corporation's effective income tax rate was 37.4% for the first quarter of 2005 compared to 15.9% in the first quarter of 2004. The effective tax rate increased in the first three months of 2005 compared to the same period in 2004 primarily due to higher levels of income before taxes and no remaining loss carryforwards from previous years. In 2004, we realized substantially all of our loss carryforwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

      The Corporation's federal and state income tax returns for the years 1999 through 2003 are open for review and examination by governmental authorities. In the normal course of these examinations, we are subject to challenges from governmental authorities regarding amounts of taxes due. We believe adequate provision for income taxes has been recorded for all years open for review.

      Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. Our valuation allowances were $267,157 at March 31, 2005 compared with $2,013,405 at March 31, 2004. The valuation allowance decreased from March 31, 2004 to March 31, 2005 primarily due to the fact that we determined that it was probable that all of its federal loss carry-forwards from previous years would be realized. The remaining valuation allowance was related to state net operating loss carry-forwards, which do not expire for 8 years, that we were uncertain as to whether we would be able to realize the benefits.

Year ended December 31, 2004 compared to Year ended December 31, 2003

      For the year ended December 31, 2004, the Corporation reported net income of $5.4 million, up 15.0% from $4.7 million reported for 2003. Net income per basic share for the year ended December 31, 2004 was $0.19, up from $0.17 per basic share for 2003. Net income per diluted share improved 12.5% from 2003 to 2004. Net income was higher primarily because of a 13.4% increase in net interest income and a 53.4% increase in noninterest income.

      Our net interest income increased to $16.4 million in 2004 from $14.5 million in 2003. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003.

      The provision for loan losses decreased $10,000 in 2004 compared to 2003. This decrease was primarily due to lower net charge-offs in 2004 compared to 2003, and improving credit quality trends.

      Noninterest income increased 53.4% in 2004 compared to 2003, mostly due to higher brokerage and investment services income.

      For the year ended December 31, 2004, noninterest expense was up 10.3% from the same period in 2003, mostly due to higher spending for salaries and employee benefits. During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

      Total assets were $610.8 million at December 31, 2004, up 16.8% from $522.7 million at December 31, 2003. Loans were $387.5 million at December 31, 2004, up 19.6% from $324.1 million at December 31, 2003. Loans grew $8.7 million or 2.8% in 2003 from $315.4 million at December 31, 2002.

      At December 31, 2004, nonperforming assets as a percent of total loans and other real estate owned increased to 0.49% from 0.27% at December 31, 2003.
Nonperforming assets were higher due to one construction loan placed on nonaccrual status. Net charge-offs as a percent of average loans decreased to 0.09% from 0.29% in 2003. The net charge-off ratio has declined significantly over the last three years.

      Deposits grew to $456.7 million at December 31, 2004, mostly fueled by growth in CD's. Long-term debt was $95 million at December 31, 2004 compared to $86.8 million at December 31, 2003.

      On May 27, 2004, Nexity Capital Trust II, a Delaware statutory trust established by the Corporation, issued $12,372,000 in subordinated debt with a floating rate of 3-month LIBOR plus 280 basis points (2.80%), which is set each quarter, and matures July 23, 2034. Pursuant to regulatory guidelines, $12,000,000 is classified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, the Corporation and the Bank were considered "well-capitalized" pursuant to banking regulations.

Results of Operations

      The primary factors affecting the increase in net income for 2004 were a $1.9 million or 13.4% increase in net interest income, a $593,208 or 53.4% increase in noninterest income and a slight decrease in the provision for loan losses. These favorable changes were partially offset by a $1.1 million or 10.3% increase in noninterest expense, and moving from a tax benefit status to tax expense status.

      Return on average assets and return on average stockholders' equity are key measures of earnings performance. Return on average assets improved from 0.95% in 2003 to 0.96% in 2004. Return on average stockholders' equity increased from 16.1% in 2003 to 16.4% in 2004.

      Table 1 provides a summary of the statement of income, balance sheet, and selected ratios for March 31, 2005 and the five years ended December 31, 2004. A more detailed analysis of each component of the Corporation's net income is included under the appropriate captions, which follow.

Table 1
-------

Nexity Financial Corporation and Subsidiaries
Selected Financial Data

                                                                Three months
                                                                   ended                   Years ended December 31,
                                                                  March 31,     ---------------------------------------------
                                                                    2005            2004            2003             2002
                                                                ------------    ------------    ------------     ------------
Summary of Operating Results
----------------------------
Interest income                                                 $  8,201,298    $ 28,612,182    $ 25,667,198     $ 24,170,160
Interest expense                                                   3,781,661      12,166,829      11,169,458       12,217,437
                                                                ------------    ------------    ------------     ------------

Net interest income                                                4,419,637      16,445,353      14,497,740       11,952,723
Provision for loan losses                                             85,000       1,115,000       1,125,000        1,785,000
                                                                ------------    ------------    ------------     ------------

Net interest income after provision for loan losses                4,334,637      15,330,353      13,372,740       10,167,723
Noninterest income                                                   343,705       1,704,334       1,111,126          561,002
Noninterest expense                                                3,181,530      11,386,035      10,322,234        9,451,885
                                                                ------------    ------------    ------------     ------------
Income (loss) before income taxes                                  1,496,812       5,648,652       4,161,632        1,276,840
Provision (benefit) for income taxes                                 560,000         273,646        (514,310)          70,110
                                                                ------------    ------------    ------------     ------------

Net income (loss)                                               $    936,812    $  5,375,006    $  4,675,942     $  1,206,730
                                                                ============    ============    ============     ============

Net income (loss) per share - basic                             $       0.03    $       0.19    $       0.17     $       0.04
Net income (loss) per share - diluted                           $       0.03    $       0.18    $       0.16     $       0.04
Average common shares outstanding - basic                         27,785,588      27,764,246      27,738,073       27,516,233
Average common shares outstanding - diluted                       30,206,880      30,006,279      29,976,951       29,980,939

Selected Period-End Balance Sheet Data
--------------------------------------
Total assets                                                    $629,966,651    $610,765,668    $522,679,049     $458,767,322
Interest-earning assets                                          615,701,780     601,671,293     518,111,286      454,823,005
Investment securities                                            204,450,330     200,658,859     176,012,083      132,064,044
Loans - net of unearned income                                   391,059,190     387,503,339     324,059,297      315,360,133
Deposits                                                         474,387,178     456,691,342     388,255,217      357,928,631
Noninterest-bearing deposits                                       3,908,996       3,319,315       1,724,487        4,997,969
Interest-bearing deposits                                        470,478,182     453,372,027     386,530,730      352,930,662
Interest-bearing liabilities                                     587,490,182     568,008,027     487,580,730      423,980,662
Long-term borrowings                                             100,000,000      95,000,000      86,750,000       61,750,000
Stockholders' equity                                              34,270,239      35,558,306      30,582,669       26,439,688

Selected Ratios
---------------
Return on average assets                                                0.15%           0.96%           0.95%            0.31%
Return on average stockholders' equity                                  2.61           16.40           16.10             4.87
Net yield on average interest-earning assets (tax equivalent)           0.74            2.97            2.98             3.07
Average loans to average deposits                                      83.78           83.09           81.79            90.97
Loans to interest-earning assets                                       63.51           64.40           62.55            69.34
Noninterest -bearing deposits to total deposits                         0.82            0.73            0.44             1.40
Net loan losses to average loans                                        0.02            0.09            0.29             0.45
Nonperforming assets to total loans                                     0.47            0.49            0.27             0.33
Allowance for loan losses to loans                                      1.26            1.27            1.27             1.23
Allowance for loan losses to nonperforming loans                    3,541.64          271.15        1,365.09           574.93
Average stockholders' equity to average assets                          5.89            5.83            5.92             6.30
Tier 1 risk-based capital ratio                                         9.68            9.66            9.84             9.09
Total risk-based capital ratio                                         10.68           10.74           10.89            10.43
Tier 1 leverage ratio                                                   7.78            7.62            7.45             7.60
Efficiency ratio                                                       66.79           63.46           67.74            76.45
Dividend payout ratio                                                   0.00            0.00            0.00             0.00

                                                                     Years ended December 31,
                                                                  -----------------------------
                                                                      2001             2000
                                                                  ------------     ------------
Summary of Operating Results
----------------------------
Interest income                                                   $ 23,242,629     $ 12,692,597
Interest expense                                                    13,881,804        7,608,350
                                                                  ------------     ------------

Net interest income                                                  9,360,825        5,084,247
Provision for loan losses                                            2,639,000        1,867,500
                                                                  ------------     ------------

Net interest income after provision for loan losses                  6,721,825        3,216,747
Noninterest income                                                   1,326,940          338,905
Noninterest expense                                                  9,364,820        8,985,376
                                                                  ------------     ------------
Income (loss) before income taxes                                   (1,316,055)      (5,429,724)
Provision (benefit) for income taxes                                    14,266           37,600
                                                                  ------------     ------------

Net income (loss)                                                 $ (1,330,321)    $ (5,467,324)
                                                                  ============     ============

Net income (loss) per share - basic                               $      (0.05)    $      (0.21)
Net income (loss) per share - diluted                             $      (0.05)    $      (0.21)
Average common shares outstanding - basic                           27,397,852       26,213,887
Average common shares outstanding - diluted                         27,397,852       26,213,887

Selected Period-End Balance Sheet Data
--------------------------------------
Total assets                                                      $350,507,468     $239,499,592
Interest-earning assets                                            345,721,208      228,801,026
Investment securities                                               64,357,000       93,845,194
Loans - net of unearned income                                     280,189,703      131,567,695
Deposits                                                           293,206,092      205,273,259
Noninterest-bearing deposits                                         1,813,855        1,500,578
Interest-bearing deposits                                          291,392,237      203,772,681
Interest-bearing liabilities                                       320,442,237      208,772,681
Long-term borrowings                                                21,750,000        5,000,000
Stockholders' equity                                                24,476,834       25,751,423

Selected Ratios
---------------
Return on average assets                                                 (0.43)%          (3.66)%
Return on average stockholders' equity                                   (5.32)          (24.86)
Net yield on average interest-earning assets (tax equivalent)             3.09             3.59
Average loans to average deposits                                        82.24            54.26
Loans to interest-earning assets                                         81.04            57.50
Noninterest -bearing deposits to total deposits                           0.62             0.73
Net loan losses to average loans                                          0.51             0.23
Nonperforming assets to total loans                                       0.24             0.07
Allowance for loan losses to loans                                        1.22             1.42
Allowance for loan losses to nonperforming loans                        507.56         2,015.03
Average stockholders' equity to average assets                            8.12            14.72
Tier 1 risk-based capital ratio                                           9.26            14.14
Total risk-based capital ratio                                           10.33            15.28
Tier 1 leverage ratio                                                     8.70             9.60
Efficiency ratio                                                         97.02           166.37
Dividend payout ratio                                                     0.00             0.00

Net Interest Income

      Net interest income, the major component of the Corporation's income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. Table 2, Comparative Average Balance Sheets - Yields and Costs, compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three years ended December 31, 2004.

Table 2
-------

Comparative Average Balance Sheets - Yields and Costs

                                                                    2004                                       2003
                                                  --------------------------------------     --------------------------------------
                                                     Average         Revenue/     Yield/        Average         Revenue/     Yield/
                                                     Balance          Expense      Rate         Balance          Expense      Rate
                                                  ------------     -----------    ------     ------------     -----------    ------
Interest-earning assets:
    Loans (1)                                     $347,935,675     $19,819,683     5.70%     $302,651,532     $17,767,432     5.87%
    Investment securities, taxable (2)             186,312,794       8,488,963     4.56       160,977,841       7,537,598     4.68
    Interest-bearing balances
         due from banks                              5,449,854         104,870     1.92        13,035,168         240,908     1.85
    Trading securities                                 157,779          11,262     7.14           171,809           7,894     4.59
    Federal funds sold and securities
         purchased under agreements to resell       12,965,748         187,404     1.45        10,241,812         113,366     1.11
                                                  -------------------------------------      -------------------------------------
Total interest-earning assets                      552,821,850      28,612,182     5.18%      487,078,162      25,667,198     5.27%
                                                  -------------------------------------      -------------------------------------
Noninterest-earning assets:

    Cash and due from banks                          2,503,588                                  1,815,878
    Premises and equipment                             889,923                                  1,171,672
    Other, less allowance for loan losses            6,118,064                                    545,369
                                                  ------------                               ------------
       Total noninterest-earning assets              9,511,575                                  3,532,919
                                                  ------------                               ------------

TOTAL ASSETS                                      $562,333,425                               $490,611,081
                                                  ============                               ============

Interest-bearing liabilities:
    Interest-bearing deposits:
      Interest checking                           $  6,452,829     $    59,027     0.91%     $  8,762,866     $    91,798     1.05%
      Savings                                          535,678           6,467     1.21           423,956           5,680     1.34
      Money market                                 211,415,498       3,903,701     1.85       216,328,483       4,093,632     1.89
      Time deposits                                197,774,546       4,621,625     2.34       142,321,111       3,751,765     2.64
                                                  -------------------------------------      -------------------------------------
    Total interest-bearing deposits                416,178,551       8,590,820     2.06       367,836,416       7,942,875     2.16
    Federal funds purchased and securities
        sold under agreements to repurchase          3,241,081          46,323     1.43           341,774           4,093     1.20
    Long-term debt                                  92,168,716       2,795,559     2.99        77,489,726       2,385,490     3.04
    Subordinated debentures                         11,265,213         734,127     6.52         9,300,000         837,000     9.00
                                                  -------------------------------------      -------------------------------------
Total interest-bearing liabilities                 522,853,561      12,166,829     2.33%      454,967,916      11,169,458     2.45%
                                                  -------------------------------------      -------------------------------------

Noninterest-bearing liabilities:
    Demand deposits                                  2,584,897                                  2,218,319
    Other liabilities                                4,129,707                                  4,377,956
                                                  ------------                               ------------
Total noninterest-bearing liabilities                6,714,604                                  6,596,275
                                                  ------------                               ------------
Stockholders' equity                                32,765,260                                 29,046,890
                                                  ------------                               ------------

TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                          $562,333,425                               $490,611,081
                                                  ============                               ============

Net interest income                                                $16,445,353                                $14,497,740
                                                                   ===========                                ===========

Interest income/earning assets                                                     5.18%                                      5.27%
Interest expense/earning assets                                                    2.20                                       2.29
                                                                                   ----                                       ----

Net interest income/earning assets                                                 2.97%                                      2.98%
                                                                                   ====                                       ====

                                                                  2002
                                                 --------------------------------------
                                                    Average         Revenue/     Yield/
                                                    Balance         Expense       Rate
                                                 ------------     -----------    ------
Interest-earning assets:
    Loans (1)                                    $298,376,496     $18,977,251     6.36%
    Investment securities, taxable (2)             78,971,445       4,981,244     6.31
    Interest-bearing balances
        due from banks                              4,498,051          89,370     1.99
    Trading securities                                      0               0     0.00
    Federal funds sold and securities
        purchased under agreements to resell        7,430,627         122,295     1.65
                                                 -------------------------------------
Total interest-earning assets                     389,276,619      24,170,160     6.21%
                                                 -------------------------------------
Noninterest-earning assets:

    Cash and due from banks                         1,918,693
    Premises and equipment                          1,534,495
    Other, less allowance for loan losses             450,188
                                                 ------------
        Total noninterest-earning assets            3,903,376
                                                 ------------

TOTAL ASSETS                                     $393,179,995
                                                 ============

Interest-bearing liabilities:
    Interest-bearing deposits:
     Interest checking                           $  4,123,755     $    70,817     1.72%
     Savings                                          320,817           5,982     1.86
     Money market                                 169,283,301       4,559,724     2.69
     Time deposits                                151,656,083       5,723,583     3.77
                                                 -------------------------------------
    Total interest-bearing deposits               325,383,956      10,360,106     3.18
    Federal funds purchased and securities
        sold under agreements to repurchase           334,104           6,396     1.91
    Long-term debt                                 27,955,479       1,102,935     3.89
    Subordinated debentures                         8,324,658         748,000     8.99
                                                 -------------------------------------
Total interest-bearing liabilities                361,998,197      12,217,437     3.37%
                                                 -------------------------------------

Noninterest-bearing liabilities:
    Demand deposits                                 2,862,941
    Other liabilities                               3,533,738
                                                 ------------
Total noninterest-bearing liabilities               6,396,679
                                                 ------------
Stockholders' equity                               24,785,119
                                                 ------------

TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                         $393,179,995
                                                 ============

Net interest income                                               $11,952,723
                                                                  ===========

Interest income/earning assets                                                    6.21%
Interest expense/earning assets                                                   3.14
                                                                                  ----

Net interest income/earning assets                                                3.07%
                                                                                  ====

(1) Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.

(2) The weighted average yields on securities are calculated on the basis of the yield to maturity based on the book value of each security.

      Net interest income on a tax equivalent basis increased $1.9 million or 13.4% from $14.5 million in 2003 to $16.4 million in 2004. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Net interest income on a tax equivalent basis was $12.0 million in 2002, which resulted in a net interest margin of 3.07%.

      Interest income on a tax equivalent basis increased $2.9 million or 11.5% in 2004 due to increased volume of earning assets since the yield on earning assets decreased to 5.18% in 2004 from 5.27% in 2003. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth, and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $45.3 million or 15.0%. Average investment securities increased $25.3 million or 15.7%. The yield on earning assets decreased 9 basis points in 2004 because the yields on loans and investment securities were lower. The yield on earning assets for the year ended December 31, 2002 was 6.21%.

      During 2004, loans, which are typically the Corporation's highest yielding earning asset, increased as a percentage of earning assets. Average loans were 62.9% of average earning assets in 2004 versus 62.1% in 2003. The yield on loans decreased 17 basis points from 5.87% in 2003 to 5.70% in 2004 largely due to lower loan rates during 2004. The yield on loans for 2002 was 6.36%. The yield on investment securities decreased from 4.68% in 2003 to 4.56% in 2004 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 34 basis points from 1.11% in 2003 to 1.45% in 2004. The yield on interest-bearing deposits with banks increased 7 basis points from 1.85% in 2003 to 1.92% in 2004.

      The cost of funding sources increased $997,371 or 8.9% in 2004 primarily due to the increased volume of interest-bearing liabilities since the cost of interest bearing liabilities decreased to 2.33% in 2004 from 2.45% in 2003. Average interest-bearing liabilities increased $67.9 million or 14.9% in 2004 compared to $93.0 million or 25.7% in 2003. Interest-bearing deposits were up $48.3 million or 13.1%, primarily driven by growth in time deposits. Average long-term debt increased $14.7 million in 2004 from $77.5 million in 2003 to $92.2 million. The average rate paid on interest-bearing liabilities decreased 12 basis points from 2.45% in 2003 to 2.33% in 2004, primarily due to the decreased interest rate environment. The average rate paid on interest-bearing liabilities was 3.37% in 2002. Average long-term debt was 17.6% of interest-bearing liabilities in 2004 versus 17.0% in 2003. Interest-bearing liabilities increased as a percentage of average earning assets to 94.6% in 2004 from 93.4% in 2003.

      The Federal Reserve increased the federal funds target rate by 25 basis points on December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

      The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in 2004 to 5.4% from 6.6% in 2003, which adversely affected the net interest margin by 3 basis points. Table 3, the Analysis of Net Interest Income Changes, shows the impact of balance sheet changes, which occurred during 2004, and the changes in interest rate levels.

Table 3
-------

Analysis of Net Interest Income Changes

                                                        2004 compared to 2003                      2003 compared to 2002
                                               ------------------------------------------------------------------------------------
                                                Change in     Change in                    Change in      Change in
                                                Volume (1)       Rate          Total       Volume (1)        Rate          Total
                                               ------------------------------------------------------------------------------------
Interest income:
    Loans (2)                                  $ 2,592,609    $(540,358)   $ 2,052,251    $   268,615    $(1,478,434)   $(1,209,819)
    Investment securities, taxable               1,159,003     (207,638)       951,365      4,104,821     (1,548,467)     2,556,354
    Interest-bearing balances due from banks      (145,580)       9,542       (136,038)       158,198         (6,660)       151,538
    Trading securities                                (691)       4,059          3,368          7,894              0          7,894
    Federal funds sold and securities
     purchased under agreements to resell           34,440       39,598         74,038         38,146        (47,075)        (8,929)
                                               ------------------------------------------------------------------------------------

         Total interest-earning assets         $ 3,639,781    $(694,797)   $ 2,944,984    $ 4,577,674    $(3,080,636)   $ 1,497,038
                                               ------------------------------------------------------------------------------------

Interest expense:
    Interest checking                          $   (22,128)   $ (10,643)   $   (32,771)   $    56,596    $   (35,615)   $    20,981
    Savings                                          1,389         (632)           787          1,635         (1,937)          (302)
    Money market                                   (91,879)     (98,052)      (189,931)     1,085,120     (1,551,212)      (466,092)
    Time deposits                                1,333,297     (463,437)       869,860       (334,298)    (1,637,520)    (1,971,818)
    Federal funds purchased and securities
       sold under agreements to repurchase          41,288          942         42,230            144         (2,447)        (2,303)
    Long-term debt                                 445,708      (35,639)       410,069      1,572,264       (289,709)     1,282,555
    Subordinated debentures                        155,704     (258,577)      (102,873)        87,779          1,221         89,000
                                               ------------------------------------------------------------------------------------

       Total interest-bearing
         liabilities                             1,863,379     (866,008)       997,371      2,469,240     (3,517,219)    (1,047,979)
                                               ------------------------------------------------------------------------------------

       Net interest income                     $ 1,776,402    $ 171,211    $ 1,947,613    $ 2,108,434    $   436,583    $ 2,545,017
                                               ====================================================================================

(1) Volume-rate changes have been allocated to each category based on the percentage of the total change.

(2) Balances of nonaccrual loans and related income recognized have been included for computational purposes.

Provision for Loan Losses

      The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management's evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $1,115,000, $1,125,000, and $1,785,000 in 2004, 2003, and
2002, respectively. The decrease in the provision for loan losses in 2004 and 2003 was primarily due to decreased net charge-offs in both years.

      Net loan charge-offs were $305,807, or 0.09% of average loans in 2004 compared to $890,246, or 0.29% of average loans in 2003 and $1,333,218 or 0.45% of average loans in 2002. The allowance for loan losses totaled 1.27% of loans as of December 31, 2004, and 2003 compared to 1.23% in 2002. See "Loans," "Nonperforming Assets," and "Allowance for Loan Losses."

Noninterest Income

      Noninterest income for the Corporation consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As we mature, noninterest income will become a more important contributing factor to our overall profitability. Noninterest income increased $593,208 or 53.4% and totaled $1.7 million in 2004 compared to $1.1 million in 2003 and $561,002 in 2002.

      The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through our correspondent banking services, which began operations in 2002. The bulk of the fees generated are through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CD's and trust preferred securities offerings for these same customers. Brokerage and investment services income was $877,365 in 2004 compared to $345,802 in 2003 and $32,205 in 2002.

      Commissions and fees include revenues from debit card services and loan participation fees. The slight decrease in commissions and fees in 2004 compared to 2003 is due to slightly lower loan participation fee income and wire transfer fee income. The slight increase in commissions and fees in 2003 compared to 2002 is primarily due to higher loan participation fee income.

      Gains on sales of investment securities were down in 2004 compared to 2003 and 2002. The net gains in all 3 years resulted primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for anticipated loan demand.

      Service charges on deposit accounts were higher in 2004 compared to 2003 and 2002 due to higher correspondent banking analysis service charges.

      Other operating income is higher in 2004 compared to 2003 and 2002 due to $169,554 in earnings on cash surrender value life insurance. The Corporation purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

      Noninterest expense increased $1.1 million or 10.3% and totaled $11.4 million in 2004 compared with $10.3 million in 2003. In 2003, noninterest expense increased $870,349 or 9.2% from $9.5 million in 2002. Noninterest expense was higher primarily due to higher salaries and employee benefits.

      Salaries and employee benefits, the largest component of noninterest expense, totaled $6.6 million in 2004, $5.7 million in 2003, and $5.2 million in 2002. The increases during 2004 and 2003 were primarily due to investment in new personnel and increased incentive pay as the Corporation's performance improved. At the end of 2004, we employed 77.5 full time equivalent employees, compared to
69.5 at the end of 2003 and 64.5 at the end of 2002. Merit increases also contributed to this increase.

      Net occupancy expense and equipment expense increased slightly during 2004, largely due to opening additional correspondent lending offices in Florida and Texas. Net occupancy expense increased 11.2% in 2003 mostly due to the expansion of our Birmingham office. Equipment expense decreased in 2003 largely due to decreased depreciation expense.

      Other operating expense increased 3.6% in 2004 primarily due to increased spending related to the expansion of our correspondent banking business including marketing efforts and professional fees. Other operating expense increased 10.9% in 2003 primarily due to spending related to technology including data communications and software licenses and maintenance contracts.
Note 13 to the consolidated financial statements presents a comparison of other operating expense by category.

      The Corporation's overhead efficiency ratio was 63.5% in 2004 compared to 67.7% in 2003 and 76.5% in 2002. The efficiency ratio measures the amount of expense incurred to generate a dollar of revenue. Management anticipates further improvement in this ratio as we mature.

Income Taxes

      The Corporation and its subsidiaries file a consolidated federal income tax return. The Corporation accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, the Corporation's deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to its cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

      From time to time we engage in business plans that may also have an effect on its tax liabilities. If the tax effects of a plan are significant, our practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. We have obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of our income tax returns or changes in tax law may impact the tax benefits of these plans.

      Total income tax expense included in the Consolidated Statements of Income was $273,646 in 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. The Corporation had an income tax benefit of $514,310 in 2003 and income tax expense of $70,110 in 2002. Our effective income tax rates were 4.8% for 2004, (12.4%) for 2003 and 5.5% for 2002. The effective tax rate increased in 2004 compared to 2003 primarily due to higher levels of income before taxes since we realized loss carryforwards in each period. We have realized substantially all of our loss carryforwards from previous years and expect our tax expense to more closely reflect federal and state income tax rates going forward.

      The Corporation's federal and state income tax returns for the years 1999 through 2003 are open for review and examination by governmental authorities. In the normal course of these examinations, we are subject to challenges from governmental authorities regarding amounts of taxes due. We believe adequate provision for income taxes has been recorded for all years open for review.

      Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. In 2004, we had a net operating loss carryforward for state tax purposes of $6,227,433. In 2003, we had both federal and state net operating loss carry-forwards from previous years. Our valuation allowances were $267,157 at December 31, 2004, compared with $2,013,405 at December 31, 2003. The valuation allowance decreased in 2004 compared to 2003 primarily due to the fact that the Corporation realized all of its federal loss carry-forwards from previous years and was uncertain whether it would be able to realize the benefits related to the remaining portion of state net operating loss carry-forwards.

      For further information concerning income tax expense, refer to Note 9 of the Consolidated Financial Statements.

Table 4
-------

Sources and Uses of Funds
(Average balances)

                                             2004                     2003                     2002
                                    ---------------------    ---------------------    ---------------------
                                       Amount     Percent       Amount     Percent       Amount     Percent
                                    ---------------------    ---------------------    ---------------------
Composition of Sources:
    Demand deposits                 $  2,584,897      0.5%   $  2,218,319      0.5%   $  2,862,941      0.7%
    Interest checking                  6,452,829      1.1       8,762,866      1.8       4,123,755      1.0
    Savings                              535,678      0.1         423,956      0.1         320,817      0.1
    Money market                     211,415,498     37.6     216,328,483     44.1     169,283,301     43.1
    Time deposits                    197,774,546     35.2     142,321,111     29.0     151,656,083     38.6
    Short-term borrowings              3,241,081      0.6         341,774      0.1         334,104      0.1
    Long-term borrowings              92,168,716     16.4      77,489,726     15.8      27,955,479      7.1
    Subordinated debentures           11,265,213      2.0       9,300,000      1.9       8,324,658      2.1
    Other liabilities                  4,129,707      0.7       4,377,956      0.9       3,533,738      0.9
    Stockholders' equity              32,765,260      5.8      29,046,890      5.9      24,785,119      6.3
                                    ---------------------    ---------------------    ---------------------
     Total sources                  $562,333,425    100.0%   $490,611,081    100.0%   $393,179,995    100.0%
                                    =====================    =====================    =====================

Composition of Uses:
    Loans                           $347,935,675     61.9%   $302,651,532     61.7%   $298,376,496     75.9%
    Investment securities            186,312,794     33.1     160,977,841     32.8      78,971,445     20.1
    Other interest-earning assets     18,573,381      3.3      23,448,789      4.8      11,928,678      3.0
                                    ---------------------    ---------------------    ---------------------
    Total interest-earning assets    552,821,850     98.3     487,078,162     99.3     389,276,619     99.0
    Noninterest-earning assets         9,511,575      1.7       3,532,919      0.7       3,903,376      1.0
                                    ---------------------    ---------------------    ---------------------
     Total sources                  $562,333,425    100.0%   $490,611,081    100.0%   $393,179,995    100.0%
                                    =====================    =====================    =====================

                                             2001                     2000
                                    ---------------------    ---------------------
                                       Amount     Percent       Amount     Percent
                                    ---------------------    ---------------------
Composition of Sources:
    Demand deposits                 $  2,970,559      0.9%   $  4,681,034      3.%
    Interest checking                  3,451,512      1.1       2,558,690      1.7
    Savings                              153,447      0.1       2,494,252      1.7
    Money market                     110,690,047     36.0      54,034,474     36.2
    Time deposits                    144,483,088     46.9      61,638,834     41.2
    Short-term borrowings              1,634,444      0.5         650,801      0.4
    Long-term borrowings              10,950,000      3.5          68,306      0.1
    Subordinated debentures            3,884,468      1.3               0      0.0
    Other liabilities                  4,516,599      1.5       1,308,984      0.9
    Stockholders' equity              25,125,391      8.2      21,993,552     14.7
                                    ---------------------    ---------------------
     Total sources                  $307,859,555    100.0%   $149,428,927    100.0%
                                    =====================    =====================

Composition of Uses:
    Loans                           $215,263,703     69.9%   $ 68,048,049     45.5%
    Investment securities             78,738,848     25.6      63,669,418     42.6
    Other interest-earning assets      8,986,737      2.9       9,814,813      6.6
                                    ---------------------    ---------------------
    Total interest-earning assets    302,989,288     98.4     141,532,280     94.7
    Noninterest-earning assets         4,870,267      1.6       7,896,647      5.3
                                    ---------------------    ---------------------
     Total sources                  $307,859,555    100.0%   $149,428,927    100.0%
                                    =====================    =====================

(1)   Loan balances are stated net of unearned income.

Balance Sheet Review
Investment Securities

      The Corporation uses the investment securities portfolio for several purposes. It serves as a vehicle to generate interest and dividend income from the investment of funds, provide liquidity to meet funding requirements, manage interest rate risk, and provide collateral for public deposits and borrowed money. All investment securities are classified as available-for-sale and are recorded at fair value. We primarily invest in securities of U.S. Government agencies and corporations and mortgage related securities with average lives approximating five years.

      Investment securities were $204.5 million at March 31, 2005, compared with $167.2 million at March 31, 2004. At March 31, 2005, investment securities represented 32.5% of total assets compared with 30.5% at March 31, 2004. The primary reason for the increase in the mix of investment securities was rapid deposit growth. The Corporation had an unrealized loss on investment securities available-for-sale, net of tax, of $1.95 million at March 31, 2005, compared with an unrealized gain of $1.5 million at the same time last year. The decrease in the value of the portfolio was primarily related to the increase in interest rates over the last twelve months. If interest rates continue to rise, we expect the net unrealized loss to increase.

Investment Securities Portfolio Composition

                                                       March 31,
                                             ------------------------------      December 31,
Available for Sale (at fair value)               2005              2004              2004
                                             ------------      ------------      ------------
Securities of U.S. Government
  agencies and corporations                  $ 60,860,925      $ 52,559,000      $ 55,317,008
Mortgage-backed securities                    128,947,080       101,316,414       131,084,626
Other debt securities                           8,198,300         8,209,799         8,215,300
                                             ------------      ------------      ------------
Total debt securities                         198,006,305       162,085,213       194,616,934
Equity securities                               6,444,025         5,139,154         6,041,925
                                             ------------      ------------      ------------
Total                                        $204,450,330      $167,224,367      $200,658,859
                                             ============      ============      ============

Total securities as a percentage
  of total assets                                   32.45%            30.53%            32.85%

Percentage of Total Securities Portfolio
Securities of U.S. Government
  agencies and corporations                         29.77%            31.43%            27.57%
Mortgage-backed securities                          63.07             60.59             65.33
Other debt securities                                4.01              4.91              4.09
                                             ------------      ------------      ------------
Total debt securities                               96.85             96.93             96.99
Equity securities                                    3.15              3.07              3.01
                                             ------------      ------------      ------------
Total                                              100.00%           100.00%           100.00%
                                             ============      ============      ============

      Investment securities were $200.7 million at December 31, 2004, compared with $176.0 million at December 31, 2003. At December 31, 2004, investment securities represented 32.9% of total assets compared with 33.7% at December 31, 2003. The reason for the slight decline in the mix of investment securities was improved loan demand in 2004. We had an unrealized gain on investment securities available-for-sale, net of tax, of $343,085 at December 31, 2004, compared to $743,454 at the same time last year. The slight decrease in the unrealized gain was primarily related to the increase in interest rates in 2004. The amortized cost, fair value, tax equivalent yield, and contractual maturity schedule of debt securities at December 31, 2004 are shown in Table 5. Actual maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

Table 5
-------

Investment Securities Maturity Schedule
(December 31, 2004)
(Dollars in thousands)

                                            ------------------------------------
                                                                          Tax
                                            Amortized       Fair      Equivalent
                                               Cost         Value        Yield
                                            ------------------------------------
U.S. Government agencies:
     Within one year                         $      0     $      0         0.00%
     One to five years                         15,991       15,981         4.00
     Five to ten years                         39,059       39,336         5.01
     Over ten years                                 0            0         0.00
                                             ----------------------------------
          Total                                55,050       55,317         4.72
                                             ----------------------------------

Mortgage-backed securities:
     Within one year                                0            0         0.00
     One to five years                          2,448        2,409         3.52
     Five to ten years                          7,269        7,262         3.89
     Over ten years                           121,305      121,414         4.60
                                             ----------------------------------
          Total                               131,022      131,085         4.54
                                             ----------------------------------

Other debt securities:
     Within one year                                0            0         0.00
     One to five years                              0            0         0.00
     Five to ten years                              0            0         0.00
     Over ten years                             8,000        8,215         6.15
                                             ----------------------------------
          Total                                 8,000        8,215         6.15
                                             ----------------------------------

Equity securities (1)                           6,042        6,042          N/A
                                             ----------------------------------

Total portfolio                              $200,114     $200,659         4.66%
                                             ==================================

(1) Equity securities have no contractual maturity or yield and accordingly are excluded from the yield calculation.

      Average investment securities excluding the unrealized gain on available-for-sale securities were $202.0 million during the first quarter of 2005, an increase of 18.4% from the $170.6 million in 2004. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in the first quarter of 2005 to 4.50% from 4.57% in 2004. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

      Average investment securities excluding the unrealized gain on available-for-sale securities were $186.3 million in 2004, an increase of 15.7% from the $161.0 million in 2003. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in 2004 to 4.56% from 4.68% in 2003. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

      The duration of the debt securities  portfolio  increased to approximately
3.8 years at March 31, 2005 from approximately 3.0 years at March 31, 2004. If interest rates continue to rise, the duration of the portfolio will continue to extend. The duration of the debt securities portfolio decreased to approximately
3.3 years at December  31,  2004 from  approximately  3.6 years at December  31,
2003.

      The Corporation realized $207,690 in gains from the sale of $6.9 million of available-for-sale securities during 2004. The Corporation realized $371,249 in gains from the sale of $13.0 million of available-for-sale securities during 2003. We realized $150,625 in gains from the sale of $2.2 million of available-for-sale securities during 2002.

      We had no investment securities held-to-maturity and recorded at amortized cost at December 31, 2004 and 2003.

Loans

      Loans, the largest component of earning assets, totaled $391.1 million and represented 62.1% of total assets and 82.4% of total deposits at March 31, 2005, compared with $338.6 million and 61.8% of total assets and 82.5% of total deposits at March 31, 2004. During the first quarter of 2005, average loans grew 16.2% to $380.8 million from $327.9 million during the same period in 2004. The Corporation has focused its growth in its current market areas, strong loan quality, and expansion of existing customer relationships.

      Loans totaled $387.5 million and represented 63.4% of total assets and 84.9% of total deposits at December 31, 2004, compared with $324.1 million and 62.0% of total assets and 83.5% of total deposits at December 31, 2003. In 2004, average loans grew 15.0% to $347.9 million from $302.7 million in 2003. The primary strategy for loan generation is buying loan participations from community banks. Community banks sell loan participations primarily due to legal lending limitations, liquidity purposes, and other special needs. The Corporation's correspondent lenders focus primarily on small and medium-sized banks in Georgia, Alabama, Florida, Texas, North Carolina, and South Carolina. The Corporation's lenders have a high level of experience dealing with community banks and analyzing the different types of loans in these market areas.

      Loan policies and procedures provide the overall direction for administration of the loan portfolio. The lending strategy focuses on quality growth in each of the Corporation's market areas. The Corporation's loan underwriting process is intended to ensure that sound and consistent credit decisions are made.

      The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Since the construction and commercial real estate loans are typically over the community bank's legal lending limit, the size of the loan is usually between $1 million and $5 million. The Corporation uses standard underwriting policies and procedures for each loan participation purchased. These loans are geographically dispersed through the Corporation's market areas and are not concentrated in one small geographic region or state. The Corporation attempts to minimize the risk by generally making a significant amount of these type loans only on owner-occupied properties, by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

      The Corporation has established concentration limits on real estate construction loans of 225.0% of total capital and at March 31, 2005, these loans totaled $115.5 million or 224.1% of total capital. The Corporation also has established concentration limits on loans secured by common stock of community banks of 125.0% of total capital and at March 31, 2005, these loans totaled $46.3 million or 89.8% of total capital. This limitation includes loans to stockholders of community banks and not loans made directly to bank holding companies. At December 31, 2004, real estate construction loans totaled $108.0 million or 214.2% of total capital and loans secured by common stock of community banks totaled $48.2 million or 95.6% of total capital.

      Even though loan policies and procedures may provide the basis for a quality loan portfolio with minimal risk, at times individual borrowers do encounter problems, which result in lower credit quality and higher risk of loss. Additionally, general deterioration of loan quality may result from weaknesses in specific industries or the economy in general. During 2004 and the first quarter of 2005, the Corporation did not experience credit deterioration attributable to adverse trends in specific markets or changes in the economy.

      The following table shows the carrying values and mix of the loan portfolio at March 31, 2005 and 2004. Commercial, financial, and agricultural loans increased 15.7% from 2004 and represent 21.4% of gross loans at March 31, 2005. Real estate-construction loans, which were 29.5% of gross loans at March 31, 2005, increased 35.3% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 0.8% from 2004 and represent 35.8% of gross loans at March 31, 2005. Installment loans to individuals, which include residential real estate loans, represent 4.8% of gross loans and increased 33.0% during 2005. The increases of each of the loan categories discussed above are due to improved loan demand in each of the Corporation's primary market areas. Home equity lines of credit increased 33.8% from 2004 and represent 8.1% of gross loans at March 31, 2005. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.4% of gross loans at March 31, 2005, decreased 65.6% compared to the previous year. Lease financing receivables were lower in 2005 because the Corporation discontinued marketing this product in 2000 due to credit quality concerns with this product line going forward. Other loans increased 60.6% from 2004 and represent 0.04% of gross loans at March 31, 2005.

                                                          March 31,
                                                   2005               2004
                                              --------------------------------
  Commercial, financial, and agricultural     $  83,498,479      $  72,187,789
  Real estate - construction                    115,450,544         85,305,417
  Real estate - mortgage                        140,103,507        138,945,758
  Installment loans to individuals               18,713,296         14,073,061
  Home equity lines of credit                    31,610,321         23,625,447
  Lease financing receivables                     1,528,006          4,436,752
  Other                                             157,457             98,054
                                              -------------      -------------
  Gross loans                                   391,061,610        338,672,278
  Unearned income                                    (2,420)           (36,505)
                                              -------------      -------------

  Total loans, net of unearned income         $ 391,059,190      $ 338,635,773
                                              =============      =============

Total loans as a percentage
  of total assets                                     62.08%             61.81%

  Commercial, financial, and agricultural             21.35%             21.31%
  Real estate - construction                          29.52              25.19
  Real estate - mortgage                              35.83              41.03
  Installment loans to individuals                     4.79               4.15
  Home equity lines of credit                          8.08               6.98
  Lease financing receivables                          0.39               1.31
  Other                                                0.04               0.03
                                              -------------      -------------

  Gross loans                                        100.00%             100.00%
                                              =============      =============

      The composition of the loan portfolio at December 31 for the last five years is presented in Table 6. Commercial, financial, and agricultural loans increased 22.5% from 2003 and represent 22.3% of gross loans at December 31, 2004. Real estate-construction loans, which were 27.9% of gross loans at December 31, 2004, increased 39.1% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 6.9% from 2003 and represent 36.3% of gross loans at December 31, 2004. Installment loans to individuals, which include residential real estate loans, represent 5.3% of gross loans and increased 39.2% during 2004. The increases of each of the loan categories discussed above are due to improved loan demand in each of the Corporation's primary market areas. Home equity lines of credit increased 23.8% from 2004 and represent 7.6% of gross loans at December 31, 2004. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.5% of gross loans at December 31, 2004, decreased 64.0% compared to the previous year. Lease financing receivables were lower in 2004 because the Corporation discontinued marketing this product due to credit quality concerns with this product line going forward. The Corporation offered briefly during late 2000 and early 2001 an Internet originated small business line of credit product. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet the Corporation's credit quality and profitability standards. At
December 31, 2004, the remaining portfolio consisted of 64 loans totaling $1,903,421. Other loans, increased 94.4% from 2003 and represent 0.1% of gross loans at December 31, 2004.

Table 6
-------

Loan Portfolio Composition

                                               2004              2003              2002              2001              2000
                                          -------------     -------------     -------------     -------------     -------------
Commercial, financial, and agricultural   $  86,660,894     $  70,748,448     $  63,465,840     $  53,755,143     $  18,978,662
Real estate - construction                  108,000,807        77,648,068        77,032,373        80,958,305        42,077,419
Real estate - mortgage                      140,520,747       131,512,411       119,593,912        79,815,658        31,672,730
Installment loans to individuals             20,664,146        14,840,957        16,844,788        20,701,947        13,140,639
Home equity lines of credit                  29,501,006        23,838,617        30,063,964        32,648,103        13,872,114
Lease financing receivables                   1,952,843         5,420,936         8,344,864        12,379,530        12,284,139
Other                                           208,147           107,071           220,222           434,814           648,430
                                          -------------     -------------     -------------     -------------     -------------
Gross loans                                 387,508,590       324,116,508       315,565,963       280,693,500       132,674,133
Unearned income                                  (5,251)          (57,211)         (205,830)         (503,797)       (1,106,438)
                                          -------------     -------------     -------------     -------------     -------------

Total loans, net of unearned income       $ 387,503,339     $ 324,059,297     $ 315,360,133     $ 280,189,703     $ 131,567,695
                                          =============     =============     =============     =============     =============

                                               2004              2003              2002              2001              2000
                                          -------------     -------------     -------------     -------------     -------------
                                                   22.3%             21.8%             20.1%             19.2%             14.3%
Commercial, financial, and agricultural
Real estate - construction                         27.9              24.0              24.5              28.8              31.7
Real estate - mortgage                             36.3              40.6              37.9              28.4              23.9
Installment loans to individuals                    5.3               4.6               5.3               7.4               9.9
Home equity lines of credit                         7.6               7.3               9.5              11.6              10.5
Lease financing receivables                         0.5               1.7               2.6               4.4               9.2
Other                                               0.1               0.0               0.1               0.2               0.5
                                          -------------     -------------     -------------     -------------     -------------
Gross loans                                       100.0%            100.0%            100.0%            100.0%            100.0%
                                          =============     =============     =============     =============     =============

      Table 7 presents maturities of certain loan classifications based on collateral type at December 31, 2004. The table also provides the breakdown between those loans with a fixed interest rate and those loans with a variable interest rate.

Table 7
-------

Selected Loan Maturities and Interest Rate Sensitivity
(December 31, 2004)

                                                One Year       One to       Over Five
                                                or Less      Five Years       Years          Total
-----------------------------------------------------------------------------------------------------
Types of loans:
    Commercial, financial and agricultural   $ 13,306,132   $ 40,546,627   $32,808,135   $ 86,660,894
    Real estate - construction                 59,389,144     46,148,790     2,462,873    108,000,807
    Real estate - mortgage                     41,169,063     88,878,725    10,472,959    140,520,747
    Installment loans to individuals           10,870,374      5,985,311     3,808,461     20,664,146
    Home equity lines of credit                         0         55,499    29,445,507     29,501,006
    Lease financing receivables                 1,113,659        833,933             0      1,947,592
    Other loans                                   208,147              0             0        208,147
-----------------------------------------------------------------------------------------------------

         Total loans                         $126,056,519   $182,448,885   $78,997,935   $387,503,339
=====================================================================================================

Total of loans above with:
    Fixed interest rates                     $ 19,659,893   $ 18,182,985   $ 7,441,000   $ 45,283,878
    Variable interest rates                   106,396,626    164,265,900    71,556,935    342,219,461
-----------------------------------------------------------------------------------------------------

         Total loans                         $126,056,519   $182,448,885   $78,997,935   $387,503,339
=====================================================================================================

----------
(1)   Loan balances include unearned income

      Directors and executive officers of the Corporation are loan and deposit customers and have other transactions with the Corporation in the ordinary course of business. Total loans to these persons (excluding loans which in the aggregate do not exceed $60,000 to any such person) at December 31, 2004 and 2003, were approximately $3.8 and $6.3 million, respectively. During 2004, $181,000 in new loans were made, and repayments totaled $2.7 million. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and involve no unusual risk of collectibility.

Risk Characteristics of Loan Portfolio

      In order to assess the risk characteristics of the loan portfolio Nexity considers the three major categories of loans: Commercial, Real Estate Construction and Commercial Real Estate. These three categories make up 86.5% of the total loan portfolio.

      Commercial. Nexity's commercial loan portfolio primarily consists of loans secured by common stock of community banks, holding company loans and various other loans. Commercial loans increased $15.9 million in 2004 to $86.7 million or 22.3% of the total loan portfolio.

      Geographically, over 80% of the loans in the commercial portfolio are in three states: Alabama, Georgia and South Carolina.

      From 2001 thru 2004, net commercial loan losses as a percent of average commercial loans outstanding ranged from a low of 0.32% in 2004 to a high of 1.95% in 2001. Commercial loan losses in 2004 totaled $236,471 down from $780,842 in 2003. The lower commercial loan losses in 2004 compared to 2003 resulted from lower losses in the Internet originated small business loan product, this product was discontinued in May 2001. This discontinued product accounted for 79% and 88% of commercial loan losses in the last two years. At December 31, 2004 the discontinued portfolio consisted of 64 loans totaling $1,903,421. Management expects that losses in the commercial loan portfolio for 2005 will be near 2004 levels.

      Real Estate Construction. Nexity's construction portfolio primarily consists of loans for residential property lot development, single family residential and condominium developments. Real estate construction loans increased $30.0 million in 2004 to $108.0 million or 27.9% of the total loan portfolio. These loans are normally secured by land, buildings, and personal guaranties and are generally pre sold. Geographically, 89% of the loans are in three states: Georgia (38.14%), South Carolina (34.37%) and Florida (16.71%).

      Management closely monitors real estate construction loans, since these loans are generally considered riskier than other types of loans and are particularly vulnerable in economic downturns and periods of high interest rates. Nexity attempts to mitigate this risk by following underwriting standards that generally include: requiring an equity investment, sufficient presales with nonrefundable earnest money to pay off the loan, bonded contracts and personal guarantees from the principals.

      Nexity to date has not experienced any losses in its real estate construction portfolio.

      Commercial Real Estate. The commercial real estate portfolio primarily consists of loans with maturities of less than five years with amortization schedules typically ranging from 15 to 25 years. Commercial real estate loans increased $9.0 million in 2004 to $140.5 million or 36.3% of the total loan portfolio. Land, buildings, and personal guaranties normally secure these loans. Geographically, 81% of the loans are in four states: Georgia (36.54%), South Carolina (26.68%), North Carolina (11.73%) and Florida (6.14%). Although some risk is inherent in this type of lending, Nexity tries to minimize by following underwriting standards that include: adequate cash flow to service the debt, collateral values that exceed the loan amount, and in most cases personal guarantees from the principals.

      From 2001 thru 2004, net commercial real estate loan losses as a percent of average commercial real estate outstanding ranged from a low of 0.0% in 2003 to a high of 0.12% in 2001. Losses in 2004 total $64,446 or 0.05% (one loan) up from no losses in 2003.

Nonperforming Assets

      In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions.

Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

      In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Corporation measures loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is the Corporation's policy to apply the provisions of SFAS No. 114 to all impaired commercial, commercial real estate, and real estate construction loans on a loan-by-loan basis.

      Nonperforming assets consist of nonaccrual loans on which the ultimate collection of the full amount of principal and/or interest is uncertain, restructured loans, loans past due 90 days or more as to principal or interest, and other real estate owned. The Corporation does not have any foreign loans or loans for highly leveraged transactions.

NONPERFORMING ASSETS

                                                                                         December 31,
                                             March 31,      -------------------------------------------------------------------
                                               2005            2004           2003           2002           2001          2000
                                            -----------------------------------------------------------------------------------
Nonaccrual loans                            $  139,355      $1,811,446      $229,137      $  672,754      $673,035      $92,877
Loans past due ninety days or more                   0               0        71,402               0             0            0
Troubled debt restructurings                         0               0             0               0             0            0
Other real estate owned                      1,707,539          82,000       580,316         362,000             0            0
                                            -----------------------------------------------------------------------------------
Total nonperforming assets                  $1,846,894      $1,893,446      $880,855      $1,034,754      $673,035      $92,877
                                            ===================================================================================

Nonperforming assets to total loans and
  other real estate owned                         0.47%           0.49%         0.27%           0.33%         0.24%        0.07%

      During the first quarter of 2005, nonperforming assets increased $946,458 to $1,846,894, compared with $900,436 reported in the same period of 2004. The increase in nonperforming assets was primarily due to one construction loan placed on nonaccrual status during the fourth quarter of 2004. There were no loans past due 90 days or more at March 31, 2005. The nonperforming assets to total loans and other real estate owned ratio was 0.47% on March 31, 2005, compared to 0.27% on March 31, 2004.

      During 2004, nonperforming assets increased $1,012,591 to $1,893,446, compared with $880,855 reported in 2003. The increase in nonperforming assets was primarily due to one construction loan placed on nonaccrual status. There were no loans past due 90 days or more at December 31, 2004. The nonperforming assets to total loans and other real estate owned ratio was 0.49% in 2004, compared to 0.27% in 2003.

Allowance for Loan Losses

      An analysis of activity in the allowance for loan losses is presented in Table 8. The allowance for loan losses is established and maintained through charges to expense in the form of a provision for loan losses. Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs.

      The Corporation's provision for loan losses is a reflection of actual losses experienced during the year and management's judgment as to the adequacy of the allowance for loan losses. Some of the factors considered by management in determining the amount of the provision and resulting allowance include: (1) detailed reviews of individual loans; (2) gross and net loan charge-offs in the current year; (3) the current level of the allowance in relation to total loans and to historical loss levels; (4) past due and non-accruing loans; (5) collateral values of properties securing loans; (6) the composition of the loan portfolio (types of loans) and risk profiles; and (7) management's analysis of economic conditions and the resulting impact on the Corporation's loan portfolio.

      A coordinated effort is undertaken to identify credit losses in the loan portfolio for management purposes and to establish the loan loss provision and resulting allowance for accounting purposes. A regular, formal and ongoing loan review is conducted to identify loans with unusual risks or possible losses. The primary responsibility for this review rests with the management of the loan origination staff. Their work is supplemented with reviews by the Corporation's internal audit staff and loan review staff. This process provides information that helps in assessing the quality of the portfolio, assists in the prompt identification of problems and potential problems, and aids in deciding if a loan represents a probable loss that should be recognized or a risk for which an allowance should be maintained.

      The Corporation determines its allowance for loan losses in accordance with Statement of Financial Accounting Standards No. 114 (Statement 114) and Statement of Financial Accounting Standards No. 5 (Statement 5). In determining the amount of the allowance for loan losses, management uses information from its ongoing loan review process to stratify the loan portfolio into risk grades. The higher-risk-graded loans in the portfolio are assigned estimated amounts of loss based on several factors, including current and historical loss experience of each higher-risk category, regulatory guidelines for losses in each higher-risk category and management's judgment of economic conditions and the resulting impact on the higher-risk-graded loans.

      An analysis of activity in the allowance for loan losses at and for the three months ended March 31, 2005 and 2004, and for the year ended December 31, 2004 is presented in the following table:

                                                                                               At and for the
                                                           At and for the three months           year ended
                                                                 ended March 31,                December 31,
                                                            2005                2004                2004
----------------------------------------------------------------------------------------       --------------
Balance at beginning of year                           $   4,911,819       $   4,102,626       $   4,102,626
Provision for loan losses                                     85,000             305,000           1,115,000
Recoveries on loans previously charged off                     2,323               9,618              34,981
Loans charged off                                            (63,692)           (115,383)           (340,788)
----------------------------------------------------------------------------------------       -------------
Balance at end of year                                 $   4,935,450       $   4,301,861       $   4,911,819
========================================================================================       =============

Average Loans                                          $ 380,829,052       $ 327,876,133       $ 347,935,675
Loans, end of period                                     391,059,190         338,635,772         387,503,339
Net charge-offs as a percentage of average loans
  (annualized)                                                  0.07%               0.13%               0.09%
Allowance for loan losses as a percentage of loans              1.26                1.27                1.27
Allowance for loan losses to nonperforming loans            3,541.64x           1,382.38x             271.15x

      At March 31, 2005 and 2004, the Corporation had $434,207 and $335,568, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $182,265 and $95,972 at March 31, 2005 and 2004, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at March 31, 2005 and 2004.

      The ratio of net charge-offs to average loans was 0.07% during the first quarter of 2005 and 0.13% for the same period in 2004. An $85,000 provision for loans losses was made in 2005, compared with $305,000 in 2004. The level of the provision for loan losses during the first quarter of 2005 was directly related to the decrease in net charge-offs, overall improved credit quality, and slower loan growth in the first quarter of 2005.

      At December 31, 2004 and 2003, the Corporation had $2,113,188 and $253,521, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003. The vast majority of the Corporation's impaired loans are dependent upon collateral for repayment. For these loans, impairment is measured by evaluating estimated net realizable value of collateral as compared to the current investment in the loan. For all other impaired loans, the Corporation compares the amount of estimated discounted cash flows to the investment in the loan. In the event a particular loan's collateral value or discounted cash flows are not sufficient to support the collection of the investment in the loan, the loan is specifically considered in the determination of the allowance for loan losses or a charge is immediately taken against the allowance for loan losses.

Summary of Loan Loss Experience
(December 31)

Table 8
-------

                                               ----------------------------------------------------------------------------
                                                   2004            2003            2002            2001            2000
                                               ----------------------------------------------------------------------------
Allowance for loan losses at beginning
    of year                                    $ 44,102,626    $  3,867,872    $  3,416,090    $  1,871,500    $    382,994
                                               ----------------------------------------------------------------------------
Amounts charged off during year:
    Commercial, financial and agricultural          240,286         789,956       1,000,387         890,777          29,936
    Real estate - construction                            0               0               0               0               0
    Real estate - mortgage                           64,446               0          70,000          68,736          10,700
    Installment loans to individuals and
      other loans                                     2,000               0             403             495         139,259
    Lease financing receivables                      34,056         162,119         290,772         138,907               0
                                               ----------------------------------------------------------------------------
         Total loans charged off                    340,788         952,075       1,361,562       1,098,915         179,895
                                               ----------------------------------------------------------------------------

Amount of recoveries during year:
    Commercial, financial and agricultural            3,815           9,114          23,939             100             451
    Real estate - construction                            0               0               0               0               0
    Real estate - mortgage                           19,537          30,455               0               0               0
    Installment loans to individuals and
       other loans                                        7              17             463              50          22,627
    Lease financing receivables                      11,622          22,243           3,942           4,355               0
                                               ----------------------------------------------------------------------------
          Total recoveries                           34,981          61,829          28,344           4,505          23,078
                                               ----------------------------------------------------------------------------
Net loans charged off                               305,807         890,246       1,333,218       1,094,410         156,817
                                               ----------------------------------------------------------------------------

Provision for loan losses                         1,115,000       1,125,000       1,785,000       2,639,000       1,867,500
Allowance transferred with sale of branch                 0               0               0               0        (222,177)
                                               ----------------------------------------------------------------------------
Allowance for loan losses at end of year       $  4,911,819    $  4,102,626    $  3,867,872    $  3,416,090    $  1,871,500
                                               ============================================================================
Ratio of net charge-offs during the year to
   average loans outstanding during the year           0.09%           0.29%           0.45%           0.51%           0.23%

Average Loans Outstanding                       347,935,675     302,651,532     298,376,496     215,263,703      68,048,049

--------------------------------------------------------------------------------

      The ratio of net charge-offs to average loans was 0.09% in 2004 and 0.29% in 2003. A $1,115,000 provision for loans losses was made in 2004, compared with $1,125,000 in 2003.

      The level of the provision for loan losses during 2004 was primarily attributable to strong loan growth and levels of nonperforming loans and taking into account improved charge-off trends. Charge-offs declined dramatically in 2004. Net charge-offs were higher in the three previous years primarily because of charges related to Internet originated small business lines of credit that were offered briefly during late 2000 and early 2001. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet the Corporation's credit quality and profitability standards. At December 31, 2004, the remaining portfolio consisted of 64 loans totaling $1,903,421.

      The provision for loan losses was made to reflect potential losses inherent in the loan portfolio at the balance sheet date. Specific reserves are provided on individual loans for which management believed specific reserves were necessary. The specific reserves are determined on loan-by-loan basis based on management's evaluation of the Corporation's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general allowance calculations described above to prevent redundant reserves.

      Although it is the Corporation's policy to immediately charge off as a loss all loan amounts judged to be uncollectible, historical experience indicates that certain losses exist in the loan portfolio that have not been specifically identified. To anticipate and provide for these unidentifiable losses, the allowance for loan losses is established by charging the provision for loan losses expense against current earnings. No portion of the resulting allowance is in any way allocated or restricted to any individual loan or group of loans. The entire allowance is available to absorb losses from any and all loans.

Table 9
-------

Composition of Allowance for Loan Losses

                                             2004         2003         2002         2001         2000
                                          ----------   ----------   ----------   ----------   ----------
Commercial, financial, and agricultural   $2,044,860   $2,227,757   $1,470,514   $1,355,151   $  203,306
Real estate - construction                 1,178,557      310,687      582,755      519,660      332,543
Real estate - mortgage                     1,195,511    1,099,751      578,881      382,988      144,266
Installment loans to individuals             117,383      161,278       56,791      106,196       64,460
Home equity lines of credit                   44,252       35,758       75,160       32,648       13,822
Lease financing receivables                  248,676      261,419      297,808            0            0
Other                                          5,496            9           78       33,251          500
Unallocated                                   77,084        5,967      805,885      986,196    1,112,603
                                          ----------   ----------   ----------   ----------   ----------
     Total                                $4,911,819   $4,102,626   $3,867,872   $3,416,090   $1,871,500
                                          ==========   ==========   ==========   ==========   ==========

      The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management evaluates the adequacy of the allowance on a quarterly basis and it is based on a review of individual loans, recent loss experience, current economic conditions, risk identification procedures previously discussed, underlying collateral values, and other relevant factors. Changes in the factors used by management to determine the adequacy of the allowance or the availability of new information could cause the allowance for loan losses to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require that additions be made to the allowance for loan losses based on their judgments and estimates.

Funding Sources

      Total deposits were $474.4 million and represented 75.3% of total assets at March 31, 2005, compared with $410.6 million and 74.9% of total assets at March 31, 2004. During the first quarter of 2005, average deposits grew 16.2% to $454.5 million from $391.3 million for the same period in 2004, primarily due to the Corporation's competitive rates offered to commercial and consumer customers. In 2005, the mix of interest-bearing deposits changed as average certificates of deposit increased 32.6%, while average money market deposits grew 2.5%. Average certificates of deposit represented 50.6% of average deposits in 2005 and 44.1% in 2004. Average money market accounts represented 47.5% of average deposits in 2005 and 52.6% in 2004.

      Total deposits were $456.7 million and represented 74.8% of total assets at December 31, 2004, compared with $388.3 million and 74.3% of total assets at December 31, 2003. In 2004, average deposits grew 13.2% to $418.8 million from $370.1 million in 2003, primarily due to the Corporation's competitive rates offered to commercial and consumer customers. In 2004, the mix of interest-bearing deposits changed slightly as average certificates of deposit increased 39.0%, while average money market deposits decreased 2.3%, interest-bearing checking decreased 26.4%, and savings accounts increased 26.4%. Average certificates of deposit represented 47.2% of average deposits in 2004 and 38.5% in 2003. Average money market accounts represented 50.5% of average deposits in 2004 and 58.5% in 2003. Average interest checking accounts represented 1.5% of average deposits in 2004 and 2.4% in 2003. Average savings accounts represented 0.1% of average deposits in 2004 and 2003. Average demand deposits increased 16.5% to $2.6 million and represented 0.6% of average deposits in 2004 and 2003.

Table 10
--------

Types of Deposits

                                                                                       December 31,
                                         March 31,     ----------------------------------------------------------------------------
                                           2005            2004            2003            2002            2001            2000
                                       ------------    ------------    ------------    ------------    ------------    ------------
Noninterest - bearing demand deposits  $  3,908,996    $  3,319,315    $  1,724,487    $  4,997,969    $  1,813,855    $  1,500,578
Interest - bearing checking               4,565,305       4,368,349      10,862,690       4,628,068       4,318,334       2,946,536
Money market accounts                   212,187,104     218,949,539     207,604,883     206,907,380     119,312,376      89,087,100
Savings accounts                            610,621         518,158         477,613         368,969         219,832          80,666
Brokered deposits                        39,704,000      34,698,000      28,932,000      16,706,000      12,699,000               0
Time deposits under $100,000            144,584,948     133,361,315      89,770,275      85,281,084     107,512,313      66,209,615
Time deposits of $100,000 or more        68,826,204      61,476,666      48,883,269      39,039,161      47,330,382      45,448,764
                                       ------------    ------------    ------------    ------------    ------------    ------------

Total Deposits                         $474,387,178    $456,691,342    $388,255,217    $357,928,631    $293,206,092    $205,273,259
                                       ============    ============    ============    ============    ============    ============

                                           2005            2004            2003            2002            2001            2000
                                       ------------    ------------    ------------    ------------    ------------    ------------
Noninterest - bearing demand deposits           0.8%            0.7%            0.4%            1.4%            0.6%            0.7%
Interest - bearing checking                     1.0             1.0             2.8             1.3             1.5             1.5
Money market accounts                          44.7            47.9            53.5            57.8            40.7            43.4
Savings accounts                                0.1             0.1             0.1             0.1             0.1             0.0
Brokered deposits                               8.4             7.6             7.5             4.7             4.3             0.0
Time deposits under $100,000                   30.5            29.2            23.1            23.8            36.7            32.3
Time deposits of $100,000 or more              14.5            13.5            12.6            10.9            16.1            22.1
                                       ------------    ------------    ------------    ------------    ------------    ------------

Total Deposits                                100.0%          100.0%          100.0%          100.0%          100.0%          100.0%
                                       ============    ============    ============    ============    ============    ============

      Table 11 shows a maturity schedule for time deposits of $100,000 or more at December 31, 2004.

Table 11
--------

Maturity Distribution of Time Deposits of $100,000 or More

      Three months or less                                     $21,194,081
      Over three through six months                             11,904,266
      Over six through twelve months                            24,034,481
      Over twelve months                                         4,343,838
                                                               -----------
           Total outstanding                                   $61,476,666
                                                               ===========

      The Corporation continues to utilize cost-effective alternative funding sources, including brokered certificates of deposit and Federal Home Loan Bank ("FHLB") advances to support balance sheet growth and manage interest rate risk.

      Average short-term borrowings increased $4.1 million to $6.3 million during the first quarter of 2005 from $2.2 million for the same period in 2004. Average short-term borrowings increased $2.9 million or 848.3% to $3.2 million in 2004 from $0.3 million in 2003. The Bank began providing cash management services to community banks in 2003. As part of this service, the Bank manages a pool of overnight federal funds. Most of this pool is invested with upstream correspondent banks and the Bank uses a portion as a funding source. At March 31, 2005, the pool of federal funds totaled $105.8 million of which the Bank used $4.6 million as a funding source compared with $23.3 million and none, respectively at March 31, 2004. At December 31, 2004, the pool of federal funds totaled $72.2 million of which the Bank used $7.3 million as a funding source compared with $12.8 million and $5.0 million, respectively at December 31, 2003.

      The Bank is a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of the Bank's total assets. Pursuant to collateral agreements with the FHLB, advances are secured by U.S. Treasury or Government agency securities. Advances from the FHLB with an initial maturity of more than one year totaled $100.0 million at March 31, 2005, versus $90.0 million at March 31, 2004. Advances from the FHLB with an initial maturity of more than one year totaled $95.0 million at December 31, 2004, versus $85.0 million at December 31, 2003. Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2014. The increase in long-term borrowings during 2005 and 2004 reflects management's efforts to extend its maturities for interest rate risk management.

Type of Borrowings

                                                            March 31,               December 31,
                                                      2005             2004             2004
                                                  -----------------------------     ------------
Short-Term Borrowings
     Federal Funds purchased and securities
          sold under agreements to repurchase     $  4,640,000     $          0     $  7,264,000

Long-Term Borrowings
     FHLB Advances                                 100,000,000       90,000,000       95,000,000
     Subordinated notes                             12,372,000        9,300,000       12,372,000
     Note Payable                                            0        1,750,000                0
                                                  ------------     ------------     ------------
          Total Long-Term Borrowings               112,372,000      101,050,000      107,372,000
                                                  ------------     ------------     ------------

     Total Borrowings                             $117,012,000     $101,050,000     $114,636,000
                                                  ============     ============     ============

      The Corporation has a line of credit with Flag Bank of $7,000,000 of which none was outstanding at March 31, 2005 and $1,750,000 was outstanding at March 31, 2004. None was outstanding at December 31, 2004 and $1,750,000 was outstanding at December 31, 2003. Under the terms of the loan agreement, the loan is secured by 100% of the common stock of Nexity Bank. This line matures on April 1, 2014, and has a floating rate equal to the Prime Rate, appearing in the Wall Street Journal, less 50 basis points (0.50%). Interest is payable quarterly and principal is due in annual installments from 2005 to 2014.

Capital Resources

      The Corporation maintains a strong level of capital as a margin of safety for its depositors and stockholders, as well as to provide for future growth. At March 31, 2005, stockholders' equity was $34.3 million versus $32.4 million at March 31, 2004. At December 31, 2004, stockholders' equity was $35.6 million versus $30.6 million at December 31, 2003. The increase in stockholders' equity was primarily the result of retention of earnings. The Corporation has not paid any cash dividends.

      Book value per share excluding the unrealized gain (loss) of investment securities at March 31, 2005 and 2004 was $1.30 and $1.11, respectively. Tangible book value per share at March 31, 2005 and 2004 was $1.27 and $1.08, respectively. Book value per share excluding the unrealized gain of investment securities at December 31, 2004 and 2003 was $1.27 and $1.07, respectively. Tangible book value per share at December 31, 2004 and 2003 was $1.24 and $1.04, respectively. Tangible book value was below book value as a result of an intangible asset related to the Corporation's banking charter. Note 19 of the consolidated financial statements sets forth various capital ratios for the Corporation and the Bank. Due to the adoption of FIN 46, the Corporation reports debt associated with trust preferred securities on its consolidated balance sheets as subordinated debentures. Under current regulatory guidelines, these securities continue to qualify for Tier 1 capital treatment. At March 31, 2005 and December 31, 2004, trust preferred securities included in Tier 1 capital totaled $12.0 million. For additional information on these securities, see Note 12 of the consolidated financial statements.

      During 1990, the Federal Reserve Board adopted a minimum leverage ratio of 3.0% for bank holding companies. This ratio (defined as stockholders' equity less goodwill and certain other intangibles divided by average assets) was 7.78% and 7.53% at March 31, 2005 and 2004, respectively, for the Corporation. This ratio was 7.62% and 7.45% at December 31, 2004 and 2003, respectively, for the Corporation. As part of forming the holding company, the Federal Reserve Bank required the Corporation and the Bank to maintain a minimum leverage ratio of 5.0%. The Alabama State Banking Department required the Bank to maintain a minimum leverage ratio of 7.0%.

      The Federal Reserve Board adopted risk-based capital guidelines, which assign risk-weightings to assets and off-balance sheet items. The guidelines define and set minimum capital requirements (risk-based capital ratios). All banks are required to maintain core capital (Tier 1) of at least 4.0% of risk-adjusted assets and total capital of 8.0% of risk-adjusted assets. Tier 1 capital consists principally of stockholders' equity less goodwill and certain other intangibles, while total capital consists of Tier 1 capital, certain debt instruments, and a portion of the allowance for loan losses. Banks, which meet or exceed a Tier 1 ratio of 6.0%, a total capital to risk-adjusted assets ratio of 10.0% and a Tier 1 leverage ratio of 5.0% are considered well-capitalized by regulatory standards. The Corporation had a Tier 1 capital ratio of 9.68% and 9.52% at March 31, 2005 and 2004, respectively, and a total risk-based capital ratio of 10.68% and 10.57% at March 31, 2005 and 2004, respectively, well above the regulatory requirements for a well-capitalized institution. The Corporation had a Tier 1 capital ratio of 9.66% and 9.84% at December 31, 2004 and 2003, respectively, and a total risk-based capital ratio of 10.74% and 10.89% at December 31, 2004 and 2003, respectively, well above the regulatory requirements for a well-capitalized institution. Note 19 to the consolidated financial statements presents the Bank's actual capital amounts and ratios at December 31, 2004 and 2003.

Market Risk and Asset/Liability Management

      Asset/liability management is the process by which the Corporation monitors and attempts to control the mix and maturities of its assets and liabilities in order to maximize net interest income. The functions of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities. The Corporation manages its exposure to fluctuations in interest rates through policies established by our Asset/Liability Management Committee ("ALCO") and approved by the Board of Directors. An ALCO report is presented to the Board of Directors on a quarterly basis.

      The Corporation measures the effects of changes in interest rates through the use of a simulation model. The simulation model is used to analyze the sensitivity of net interest income to a ratable change in interest rates measured over a 12 month time horizon. The model also measures the sensitivity of the economic value of equity ("EVE") to an instantaneous change in interest rates. EVE is a measurement of the inherent, long-term economic value of the Corporation at a given point in time.

      The simulation model uses a budgeted balance sheet and takes into account interest rate changes as well as related assumption changes for various rate scenarios. Factors considered in the model assumptions include contractual maturities, prepayments, repricing characteristics, deposit retention, and the relative sensitivity of assets and liabilities to changes in market interest rates. The model assumptions are updated each quarter. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any additional actions the Corporation could undertake in response to changes in interest rates.

      Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including floating rate instruments and those with near-term maturities. The interest-sensitivity gap is the difference between total interest-sensitive assets and liabilities during a given time period. Management's objective is to maintain the difference between interest-sensitive assets and liabilities at a level that will minimize the effects of significant interest rate shifts on the net interest income.

      In analyzing net interest income, the Corporation calculates net interest income under several different rate scenarios over a twelve-month period. It reports a case in which interest rates remain flat and reports variations that occur when rates ratably increase 100 and 200 basis points and decrease 100 basis points. These rates assume a shift in all yield curves as well. The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario at March 31, 2005 levels.

Net Interest Income at Risk Analysis

                                                      Annualized Hypothetical
                                                       Percentage Change in
          Interest Rate Scenario                        Net Interest Income
          ----------------------                        -------------------
                   2.00%                                       3.91%
                   1.00                                        1.79
                   Flat                                          --
                  (1.00)                                      (4.68)

      The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario at December 31, 2004.

Net Interest Income at Risk Analysis

                                                      Annualized Hypothetical
                                                       Percentage Change in
          Interest Rate Scenario                        Net Interest Income
          ----------------------                        -------------------
                   2.00%                                       6.81%
                   1.00                                        3.63
                   Flat                                          --
                  (1.00)                                      (6.00)

      The overall net interest income profile shows positive changes in net interest income if rates ratably increase 100 or 200 basis points. This increase is primarily attributable to a high level of variable rate loans. The down 100 basis point scenario reflects greater variation also due to the high level of variable rate loans and certain deposit rates that have reached what management believes to be an acceptable lower limit thus limiting the interest expense reduction from repricing these deposits by the entire 100 basis points.

      The Corporation also calculates EVE under several different rate scenarios. It reports a case in which interest rates remain flat and reports variations that occur when rates immediately increase and decrease 200 basis points. These rates assume an instantaneous shift in all the yield curves. The table below shows the effect that the indicated changes in interest rates would have on economic value of equity as projected using a static balance sheet for each set of interest rate scenarios compared to the flat interest rate scenario. The economic value of equity represents the fair value of net assets and is in no way indicative of the Corporation's shareholders' equity.

Economic Value of Equity Risk Analysis at March 31, 2005

                                                      Annualized Hypothetical
                                                       Percentage Change in
          Interest Rate Scenario                     Economic Value of Equity
          ----------------------                     ------------------------
                   2.00%                                     (18.61)%
                   Flat                                          --
                  (2.00)                                       5.08

Economic Value of Equity Risk Analysis at December 31, 2004

                                                      Annualized Hypothetical
                                                       Percentage Change in
          Interest Rate Scenario                     Economic Value of Equity
          ----------------------                     ------------------------
                   2.00%                                     (15.79)%
                   Flat                                          --
                  (2.00)                                       2.28

      Table 12 shows the Corporation's interest rate sensitivity at December 31, 2004 indicating an asset-sensitive position in the three months or less period and the four months to six months period and a liability-sensitive position in the seven months to twelve months period. On a cumulative basis through one year, the Corporation's rate sensitive liabilities exceed rate sensitive assets, resulting in a liability-sensitive position of $45.4 million or 7.6% of total interest-earning assets. Generally, a liability-sensitive position indicates that declining interest rates would have a positive impact on net interest income and rising interest rates would adversely affect net interest income. Rising and declining interest rates, respectively, would typically have the opposite effect on net interest income in an asset-sensitive position. Other factors, including the speed at which assets and liabilities reprice in response to changes in market rates and competitive factors, can influence the ultimate impact on net interest income resulting from changes in interest rates. Although management actively monitors and reacts to a changing interest rate environment, it is not possible to fully insulate the Corporation against interest rate risk. Given the current mix and maturity of the Corporation's assets and liabilities, it is possible that a rapid, significant and prolonged increase or decrease in interest rates could have an adverse impact on the Corporation's net interest margin.

Table 12
--------

Interest Rate Sensitivity Analysis
(December 31, 2004 balances in thousands)

                                                                                    Total
                                                                                    within       One to        Over
                                                0-3 mos.   4-6 mos.    7-12 mos.   one year    Five Years   Five Years    Total
                                                --------------------------------------------------------------------------------
Interest-earning assets:
   Loans (1)                                    $347,381   $  1,810    $  9,771    $ 358,962    $  19,228    $  7,507   $385,697
   Investment securities (2)                           0          0           0            0       18,439     181,675    200,114
   Federal funds sold                              2,833          0           0        2,833            0           0      2,833
   Interest-bearing balances due from banks       10,677          0           0       10,677            0           0     10,677
                                                --------------------------------------------------------------------------------

      Total interest-earning assets             $360,891   $  1,810    $  9,771    $ 372,472    $  37,667    $189,182   $599,321
                                                ================================================================================

Percent of total interest-earning assets            60.2%       0.3%        1.6%        62.1%         6.3%       31.6%     100.0%

Interest-bearing liabilities:
   Interest checking                            $      0   $      0    $      0    $       0    $   4,368    $      0      4,368
   Savings                                             0          0           0            0          518           0        518
   Money market                                  218,950          0           0      218,950            0           0    218,950
   Certificates of deposit of $100,000 or more    21,195     11,904      24,034       57,133        4,344           0     61,477
   Certificates of deposit less than $100,000     43,384     28,376      57,766      129,526       38,533           0    168,059
   Federal funds purchased                         7,264          0           0        7,264            0           0      7,264
   Long-term debt                                      0      5,000           0        5,000       60,000      30,000     95,000
   Subordinated debentures                             0          0           0            0            0      12,372     12,372
                                                --------------------------------------------------------------------------------

      Total interest-bearing liabilities         290,793     45,280      81,800      417,873      107,763      42,372    568,008
Other sources - net                                    0          0           0            0            0      31,313     31,313
                                                --------------------------------------------------------------------------------

      Total sources - net                       $290,793   $ 45,280    $ 81,800    $ 417,873    $ 107,763    $ 73,685   $599,321
                                                ================================================================================

Percent of total interest-earning assets            48.5%       7.6%       13.6%        69.7%        18.0%       12.3%    100.00%

Periodic interest-sensitive gap                 $ 70,098   $(43,470)   $(72,029)   $ (45,401)   $ (70,096)   $115,497         --

Cumulative interest-sensitive gap               $ 70,098   $ 26,628    $(45,401)   $ (45,401)   $(115,497)   $     --         --

Percent of total interest-earning assets            11.7%       4.4%       (7.5)%       (7.5)%      (19.3)         --%  $     --

(1)   Loan balances do not include nonaccrual loans.

(2) Investment securities exclude the unrealized gain on available for sale securities of $544,580.

      Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

      We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At March 31, 2005 and 2004, we had not entered into any derivative contracts to assist managing our interest rate sensitivity. At December 31, 2004 and December 31, 2003, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management

      Liquidity management involves meeting the cash flow requirements of the Corporation, which arise primarily from withdrawal of deposits, extensions of credit, and payment of operating expenses. Traditional sources of liquidity for a bank include asset maturities, growth in core deposits and earnings. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

      Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

      Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

      The Bank has access to borrowings from the FHLB and maintains short-term lines of credit from correspondent banks. FHLB advances outstanding as of March 31, 2005, totaled $100.0 million. At March 31, 2005, the Bank had $89.0 million of unused borrowing capacity from the FHLB. FHLB advances outstanding as of December 31, 2004, totaled $95.0 million. At December 31, 2004, the Bank had $88.2 million of unused borrowing capacity from the FHLB. This capacity may be used when the Bank has available collateral to pledge. Until the Bank makes collateral available (other than cash) to secure additional FHLB advances, the Bank will fund its short-term needs principally with deposits, including brokered certificates of deposit, federal funds purchased, and the sale of securities available for sale. In addition, the Bank may purchase securities to provide additional FHLB-qualifying collateral. At March 31, 2005 and December 31, 2004, the Bank had unused short-term lines of credit totaling $20.0 million with correspondent banks.

      The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004 (dollars in thousands):

                          Less than     1-3        4-5      After 5
Contractual Obligations:  One year     Years      Years      Years        Total
                          ---------   -------    -------    -------     --------
Time Deposits             $186,659    $42,877    $    --    $    --     $229,536
Short-term borrowings        7,264         --         --         --        7,264
Long-term borrowings         5,000     45,000     15,000     30,000       95,000
Subordinated debentures         --         --         --     12,372       12,372
Operating leases               382        376        186        108        1,052
                          ------------------------------------------------------
Total                     $199,305    $88,253    $15,186    $42,480     $345,224
                          ------------------------------------------------------

      Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements

      At March 31, 2005, we had outstanding standby letters of credit of $7.3 million and unfunded loan commitments outstanding of $136.4 million. At December 31, 2004, we had outstanding standby letters of credit of $6.5 million and unfunded loan commitments outstanding of $129.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Corporation has the ability to liquidate federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase federal funds from correspondent banks. At March 31, 2005 and December 31, 2004, the Corporation had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month.

      The following table presents additional information about our unfunded commitments as of March 31, 2005, which by their terms have contractual maturity dates subsequent to March 31, 2005 (dollars in thousands):

                      Less than      1-3         4-5       After 5
Unfunded commitments:  One year     Years       Years       Years        Total
                      ---------    -------     -------     -------     --------
Letters of credit      $ 4,029     $    45     $ 3,200     $    --     $  7,274
Lines of credit         46,708      42,046      13,438      34,169      136,361
                       --------------------------------------------------------
Total                  $50,737     $42,091     $16,638     $34,169     $143,635
                       --------------------------------------------------------

      The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004 (dollars in thousands):

                      Less than      1-3         4-5       After 5
Unfunded commitments:  One year     Years       Years       Years        Total
                      ---------    -------     -------     -------     --------
Letters of credit      $ 2,479     $    45     $ 4,000     $    --     $  6,524
Lines of credit         44,795      43,022       9,185      32,449      129,451
                       --------------------------------------------------------
Total                  $47,274     $43,067     $13,185     $32,449     $135,975
                       --------------------------------------------------------

Impact of Inflation

      The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Item 3. Properties

      The Corporation leases office space at 3500 Blue Lake Drive, Suite 330, Birmingham, Alabama 35243. This location is the main office for Nexity Financial Corporation and Nexity Bank. The office space consists of 15,000 square feet and the lease term remaining is 2 years ending August 30, 2006.

      Nexity Bank leases space at 300 Park Brooke Place, Building 300, Suite 350, Woodstock, Georgia 30189, at 950 48th Avenue North, Suite 203, Myrtle Beach, South Carolina, 29577, at 611 South Main, Box 900, Grapevine, Texas 76051 and at 3447 Robinhood Road, Winston Salem, North Carolina, 27106. The annual rentals totaled $451,172 during 2004. At December 31, 2004, future minimum rental commitments under noncancellable operating leases that have a remaining life in excess of one year are summarized as follows:

                   2005                              $ 382,432
                   2006                              $ 283,018
                   2007                              $  92,931
                   2008                              $  92,932
                   2009 and thereafter               $ 201,352

The Corporation maintains adequate insurance on its properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of March 7, 2005 no shareholder (other than executive officers or directors whose stock is listed below), known by the Corporation owns beneficially more than 5% of Corporation Common Stock.

The following tables set forth information regarding the shares of the Corporation Common Stock beneficially owned by (i) each director of the Corporation, (ii) the executive officers of the Corporation named in the Summary Compensation Table, and (iii) all directors and executive officers of the Corporation as a group. Except as noted below, each holder has sole voting and investment power with respect to shares of Corporation Common Stock listed as owned by such person or entity. The address of Greg L. Lee, who beneficially owns more than 5 percent of our outstanding common stock, is Nexity Financial Corporation, 3500 Blue Lake Drive, Suite 330, Birmingham, AL 35243.

                                         Number of
                                           Shares                      Percentage of
                                        Beneficially               Outstanding Shares of
Directors                                  Owned                      Common Stock (1)
---------                               ------------               ---------------------
R. Bradford Burnette                       440,000            (2)          1.26%
John W. Collins                            180,011            (3)          0.52%
Randy K. Dolyniuk                        1,394,697            (4)          4.00%
Greg L. Lee                              1,856,452            (5)          5.32%
David E. Long                            1,702,759            (6)          4.88%
John J. Moran                            1,741,059            (7)          4.99%
Denise N. Slupe                          1,387,757            (8)          3.98%
William L. Thornton, III                   465,000            (9)          1.33%

Executive Officers who
----------------------
are not directors
-----------------
Cindy W. Russo                             127,000           (10)          0.36%
Kenneth T. Vassey                          402,500           (11)          1.15%

All directors and executive officers
    as a group (10 persons)              9,697,235                        27.81%

(1) The calculation is based on 27,806,763 shares of outstanding common stock and 7,062,724 shares of common stock that can be acquired within 60 days upon the exercise of stock options.

(2) This includes 40,000 shares of common stock issuable to Mr. Burnette under the Corporation's stock option plan and 350,000 shares owned by PAB Bankshares, Inc.

(3) This includes 142,104 shares of common stock issuable to Mr. Collins under the Corporation's stock option plan.

(4) This includes 892,104 shares of common stock issuable to Mr. Dolyniuk under the Corporation's stock option plan. (5) This includes 1,367,104 shares of common stock issuable to Mr. Lee under the Corporation's stock option plan.

(6) This includes 1,258,771 shares of common stock issuable to Mr. Long under the Corporation's stock option plan.

(7) This includes 1,258,771 shares of common stock issuable to Mr. Moran under the Corporation's stock option plan and 40,000 shares that Mr. Moran holds as custodian for the benefit of his children.

(8) This includes 892,104 shares of common stock issuable to Mrs. Slupe under the Corporation's stock option plan.

(9) This includes 40,000 shares of common stock issuable to Mr. Thornton under the Corporation's stock option plan and 25,000 shares that Mr. Thornton holds as trustee for the benefit of his child.

(10) This includes 125,000 shares of common stock issuable to Mrs. Russo under the Corporation's stock option plan.

(11) This includes 390,000 shares of common stock issuable to Mr. Vassey under the Corporation's stock option plan and 2,500 shares that Mr. Vassey holds as trustee for the benefit of his child.

Item 5. Directors and Executive Officers

Directors

Directors serve on the Board of Directors of the Corporation and the Bank. Directors of the Corporation have staggered terms consisting of three groups of directors, and at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term. The Corporation's Certificate of Incorporation and Bylaws permit no more than twelve directors. Some directors are also executive officers of the Corporation. The name, age, primary occupation, and business experience for the last five years is described below.

                        Term Expiring 2007 Annual Meeting

David E. Long, 42, President of the Corporation since March 1999. Mr. Long was first elected a Director of the Corporation in March 1999.

Denise N. Slupe, 40, owns DNS Consulting, Birmingham, Alabama and manages her personal investments. She served as Vice President of The Bankers Bank, Atlanta, Georgia providing asset/liability management and investment portfolio management services to correspondent banks from 1993 to 1999. Mrs. Slupe was first elected a Director of the Corporation in March 1999.

                       Term Expiring 2006 Annual Meeting

R. Bradford Burnette, 65, retired, served as the Chairman of the Board, President and Chief Executive Officer of PAB Bankshares, Inc., Valdosta, Georgia from 1982 to 2001. Mr. Burnette continues to serve as a Director of PAB Bankshares, Inc. (which is a reporting company with the SEC) and Park Avenue Bank and has been affiliated with Park Avenue Bank since 1968. Mr. Burnette has over 38 years of experience in commercial bank management. He also serves as a Director of the Federal Home Loan Bank of Atlanta, Atlanta, Georgia. Mr. Burnette was first elected a Director of the Corporation in July 2002.

John W. Collins, 57, is Chief Executive Officer of Assuris, a company that provides IT Compliance programs to assist financial institutions with security management since January 2005. Mr. Collins was co-founder of InterCept, Inc., a bank data processing company formed in 1986 and sold to Fidelity National Financial in November 2004. Mr. Collins has over 27 years of experience in various aspects of e-commerce for community financial institutions. He was first elected a Director of the Corporation in September 1999.

Greg L. Lee, 45, Chairman of the Board and Chief Executive Officer of the Corporation since March 1999. Mr. Lee was first elected a Director of the Corporation in March 1999.

                        Term Expiring 2008 Annual Meeting

Randy K. Dolyniuk, 51, is Founder, Chairman and Chief Executive Officer of Coastal South Bancshares, Inc. and its wholly owned subsidiary, CoastalStates Bank, Hilton Head Island, South Carolina since September 2003. Mr. Dolyniuk was the Market President for the South Coast Region of Carolina First Bank,
Greenville, South Carolina from 1991 to 2003. Mr. Dolyniuk has over 27 years experience in commercial lending and community bank management. Mr. Dolyniuk was first elected a Director of the Corporation in March 1999.

John J. Moran, 43, Executive Vice President and Chief Financial Officer of the Corporation since October 1999. Mr. Moran was first elected a Director of the Corporation in March 1999.

William  L.  Thornton,  III,  46, is the Chief  Executive  Officer  of  Thornton
Construction Company, Birmingham, Alabama. He has been in the real estate development and home building business for 23 years. Mr. Thornton was first elected a Director of the Corporation in November 2002.

Executive Officers

Information is provided below with respect to the named executive officers who are not directors but are included in the summary compensation table including their employment history for the past five years.

Cindy W. Russo, 47, Senior Vice President of Operations of the Corporation since January 2001 and Marketing Officer of the Corporation from May 2000 to January 2001. Mrs. Russo previously served as Vice President, Asset/Liability Management and Strategies, Investment Banking Division of Compass Bank.

Kenneth T. Vassey, 46, Senior Vice President and Senior Lending Officer of the Corporation since November 1999.

Item 6. Executive Compensation

The following table sets forth information concerning compensation paid by the Corporation during the fiscal year ended December 31, 2004 to the Corporation's CEO and to each of the four most highly compensated executive officers other than the CEO who were executive officers at December 31, 2004 for services rendered in all capacities to the Corporation and its subsidiaries.

                           Summary Compensation Table

                                                                                 ----------------------------------
                                                                                        Long-Term Compensation
                                                                                 ----------------------------------

                                            Annual Compensation                            Awards           Payouts
                                           ---------------------                 ------------------------   -------
                                                                                 Restricted   Securities
                                                                  Other Annual     Stock      Underlying     LTIP      All Other
Name and Principal Position       Year      Salary       Bonus    Compensation     Awards     Options (#)   Payouts  Compensation
--------------------------       ----     --------     --------  ------------   ----------   -----------   -------  ------------
Greg L. Lee                       2004     $288,750     $295,000       $0            0           10,000       $0       $ 47,49(2)
Chairman of the Board and
  Chief Executive Officer

David E. Long                     2004     $209,200     $195,000       $0            0           10,000       $0       $34,273(3)
President

John J. Moran                     2004     $209,200     $195,000       $0            0           10,000       $0       $35,627(4)
Executive Vice President
  and Chief Financial Officer

Kenneth T. Vassey                 2004     $173,250     $137,293       $0            0                0       $0       $16,497(5)
Senior Vice President and
  Senior Lending Officer

Cindy W. Russo                    2004     $141,750     $ 45,000       $0            0                0       $0       $14,541(6)
Senior Vice President -
  Operations

Employment Agreements

      On  December  13,  2000,  the   Corporation   entered  into   continuously
automatic-renewing three-year employment agreements with three of its senior executives, Greg L. Lee, Chairman of the Board and Chief Executive Officer, David E. Long, President, and John J. Moran, Executive Vice President and Chief Financial Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events", Nexity Financial Corporation will be obligated to pay each of the three senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and voluntary and in-voluntary termination and other events. Messrs. Lee, Long and Moran are eligible to participate in all of the Corporation's incentive and stock plans that are available to executive officers including Executive Bonus Plans and Director and Employee Stock Option Plans as described in the Stock Option Plan summary. Non-compete provisions are included in the agreements during the payment period of the contracts.

_______________
(1) Certain amounts may have been expended by the Corporation that may have had value as a personal benefit to the executive officer. However, the total value of such benefit did not exceed the lesser of $50,000 or 10% of the annual salary and bonus of such executive officer.

(2) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Lee as matching contributions and profit sharing, all of which was vested, (2) $17,989 in premiums paid on behalf of Mr. Lee with respect to insurance not generally available to all of the Corporation's employees,
      (3) $17,205 in connection with the Corporation's Salary Continuation Plan.

(3) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Long as matching contributions and profit sharing, all of which was vested, (2) $12,311 in premiums paid on behalf of Mr. Long with respect to insurance not generally available to all of the Corporation's employees,
      (3) $9,662 in connection with the Corporation's Salary Continuation Plan.

(4) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Moran as matching contributions and profit sharing, all of which was vested, (2) $12,862 in premiums paid on behalf of Mr. Moran with respect to insurance not generally available to all of the Corporation's employees, (3) $10,465 in connection with the Corporation's Salary Continuation Plan.

(5) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Vassey as matching contributions and profit sharing, all of which was vested, (2) $4,197 in premiums paid on behalf of Mr. Vassey with respect to insurance not generally available to all of the Corporation's employees.

(6) This is comprised of (1) $9,728 contributed to its 401(k) plan of behalf of Ms. Russo as matching contributions and profit sharing, all of which was vested, (2) $4,813 in premiums paid on behalf of Ms. Russo with respect to insurance not generally available to all of the Corporation's employees.

      The agreement provides that in the event of involuntary termination of either of the senior executive's employment (other than for cause, disability or retirement, (as defined) or voluntary termination for any reason, the executive will receive severance less applicable taxes and other deductions, a lump sum equal to 1.5 times the executive's then current base salary paid at the time of termination plus the benefits provided for 18 months. For purposes of determining compensation that is not fixed (such as a bonus), the annual amount of such unfixed compensation shall be deemed to be equal to the average of such compensation over the three year period immediately prior to the termination.

      It is the intention of the parties that the severance payments and other compensation provided are reasonable compensation for Executive's services to the Corporation and shall not constitute "excess parachute payments" within the meaning of Section 280G of the Code and any regulations. To the extent the payments cause a "parachute payment" as defined in Section 280G(b)(2) of the Code, the Corporation shall indemnify Executive and hold him harmless against all claims, losses, damages, penalties, expenses, and excise taxes relating thereto. To effect this indemnification, the Corporation shall pay Executive an additional amount that is sufficient to pay any excise tax imposed by Section 4999 of the Code on the payments and benefits to which Executive is entitled without the additional amount plus any penalties or interest imposed by the Internal Revenue Service in regard to such amounts, plus another additional amount sufficient to pay all the excise and income taxes on the additional payments.

      The Corporation has the right to terminate the Executive's employment at any time during the Term (i) for Cause, (ii) if the Executive becomes Disabled,
(iii) upon the Executive's death, or (iv) without Cause.

Salary Continuation Agreements and Split Dollar Agreements

      In 2004, the Bank and Greg L. Lee, Chairman and CEO, David E. Long, President, and John J. Moran, Executive Vice President and Chief Financial Officer entered into Salary Continuation Agreements (SERPs) and Split Dollar Agreements. The purpose of these agreements are to provide Messrs. Lee, Long and Moran additional retirement benefits. The Bank has purchased single premium bank owned life insurance policies ("BOLI policy") on the lives of Messrs. Lee, Long and Moran and intends to use income from the BOLI policies to offset benefit expenses. The SERPs provide salary continuation benefits after the participants reach normal retirement age and continue for 15 years. The SERPs may also provide benefits in the event of a termination of employment (actual or constructive), death or disability, depending on the timing of, and other circumstances related to, the occurence of the event while employed by the Corporation. The executives generally vest in the benefits over a ten-year period as defined by the SERPs. As stated previously the Corporation purchased life insurance policies on these executives in order to assist with the funding of the payments required by the SERPs. For the year ended December 31, 2004, $47,487 was charged to operations related to these SERPs. If any benefits payable under the SERPs are considered excess parachute payments, the Corporation is obligated to make an additional tax gross-up payment to the participants.

Additional Employment Agreements

      Nexity Bank has also entered into a continuously automatic-renewing two-year employment agreement with one senior executive, Kenneth T. Vassey, Senior Lending Officer. The agreement will always have a two-year term unless any of the parties to the agreement gives notice of intent not to renew the agreement. The agreement specifies that in the event of an involuntary termination other than for cause, Nexity Financial Corporation will be obligated to pay the Senior Lending Officer a certain amount which is based on total annual compensation for a period of one year after termination and to provide him with health coverage during the same period.

      In the event Mr. Vassey was terminated other than For Cause, Mr. Vassey would be subject to the non-compete covenant for the one-year severance period.

Stock Options

Stock Option Grants. The following table shows the stock options granted to the named executive officers during 2004 and the potential realizable value of those grants (on a pre-tax basis). All options granted will expire on the tenth anniversary of their respective grant dates and become exercisable immediately. Option exercise prices were in all cases equal to the fair market value of a share of common stock on the date the option was granted.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                           Individual Grants
                   ------------------------------------------------------------------
                                                                                          Potential Realizable Value at
                    Number of                                                                Assumed Annual Rates of
                    Securities          % of Total                                        Stock Price Appreciation for
                    Underlying         Options/SARs         Exercise of                          Option Term (1)
                   Options/SARs         Granted to          Base Price     Expiration     -----------------------------
Name               Granted (#)       Employees in 2004       Per Share         Date             5%            10%
-----------------------------------------------------------------------------------------------------------------------
Greg L. Lee          10,000                4.62%               $3.00        1/21/2014        $18,867        $47,812
David E. Long        10,000                4.62                 3.00        1/21/2014         18,867         47,812
John J. Moran        10,000                4.62                 3.00        1/21/2014         18,867         47,812
                   ----------------------------------------------------------------------------------------------------

Stock Option Exercises. The following table sets forth the aggregated option exercises in fiscal 2004 by the named executive officers and the value of such officers' unexercised options at December 31, 2004.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION SAR VALUES

                                                     Number of Securities            Value of Unexercised
                         Shares                     Underlying Unexercised          In-The-Money Options/
                        Acquired                    Options/SARs At FY-End              SARs At FY-End
                           On        Value       ----------------------------    -----------------------------
Name                    Exercise    Realized     Exercisable    Unexercisable    Exercisable     Unexercisable
----                    --------    --------     -----------    -------------    -----------     -------------
Greg L. Lee                -0-        $ -0-        1,390,011        50,000        $2,793,954        $25,000
David E. Long              -0-          -0-        1,281,678        33,333         2,664,787         16,667
John J. Moran              -0-          -0-        1,281,678        33,333         2,664,787         16,667
Kenneth T. Vassey          -0-          -0-          390,000        50,000           637,500         25,000
Cindy W. Russo             -0-          -0-          106,250        68,750            12,500         25,000

(1) The value is determined by subtracting the exercise or base price from the market value of the underlying securities at the fiscal year-end. The market value of the Corporation's common stock based upon recent sales prices at its fiscal year-end of December 31, 2004 was $3.50 per share.

SALARY CONTINUATION PLAN

      The Corporation has entered into Salary Continuation Plan Agreements with three executives under which the Corporation agrees to pay executive retirement benefits. The plan is unfunded and there are no plan assets. The Bank has purchased single premium bank owned life insurance policies on the life of each executive participant and intends to use income from these insurance policies to offset benefit expenses. The benefits associated with such persons are as follows:

----------------------------------------------------------------------------------
                                Retirement        Annual           Duration of
Name             Year of Birth      Age     Retirement Benefit  Retirement Benefit
----------------------------------------------------------------------------------
Greg L. Lee          1959           65           $328,346            15 Years
David E. Long        1962           65            276,437            15 Years
John J. Moran        1961           65            263,273            15 Years
----------------------------------------------------------------------------------

----------
(1) The potential gain is calculated from the recent sales prices of common stock on January 21, 2004, the date of grants to executive officers. These amounts represent assumed rate of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

Director Compensation

      Each director receives an annual retainer fee of $12,000 and stock options. The options are issued pursuant to the Corporation's Incentive Stock Compensation Plan and are valued at fair market value at the time of grant and are immediately vested. During 2004, each director was granted 10,000 stock options at an exercise price of $3.00. Directors of the Corporation received $1,500 per regular or special Board meeting of the Corporation attended during 2004. The Chairman of the Board received $2,000 per regular or special Board meeting of the Corporation attended during 2004. The Chairman of the Audit Committee received $1,500 for each Audit Committee meeting attended and other committee members received $500 for each committee meeting attended.

Stock Option Plan and Restricted Shares

      Nexity Financial Corporation has a stock incentive plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. Options may be granted as qualified stock options under Section 422 of the Internal Revenue Code or as nonqualified options. Options under the plan vest in varying increments over three and five year periods beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant. The plan also permits shares of common stock to be granted as restricted stock, with such restrictions, including vesting, as the board deems appropriate. The shareholders of Nexity Financial Corporation approved an allocation of 9,000,000 common shares toward this plan.

Item 7. Certain Relationships and Related Transactions

The Corporation has had in the past, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal stockholders, and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risks of collectibility or present other unfavorable features.

The bank has executed certain loans with its directors, executive officers and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2004 and 2003 were approximately $3,818,000 and $6,344,000, respectively. These loans were made in the ordinary course of business, or substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Denise N. Slupe, director of the Corporation, is the owner of DNS Consulting. DNS Consulting provides correspondent bank investment consulting services to Nexity Bank's investment division. The Corporation paid DNS Consulting $83,261 for its services in 2004. The consideration and fees paid for these services are considered reasonable in relation to those that would have been paid to another service provider.

Other than these transactions, there were no material transactions with any such persons during 2004, 2003, and 2002 that exceeded $60,000.

Item 8. Legal Proceedings

      From time to time the Corporation is involved in legal proceedings typical for the type of business it conducts. Also, the Corporation and certain of its directors or former directors are currently defendants in a case in the Circuit Court in Jefferson County, Birmingham, Alabama, Blackmon v. Nexity Financial
                                                    ----------------------------
Corporation,  et al.,  CV 02-7043 ER,  (filed  November  20,  2002) in which the
------------
plaintiff claims that in 2000 he purchased shares of the Corporation's common stock based upon misleading information provided by the Corporation. The complaint alleges violations of the Alabama Securities Act. Plaintiff seeks rescission of the purchase price of $750,000 paid for the Corporation's common stock plus 6% interest per year and court costs and attorney fees. The case is set for trial in the summer of 2005. In addition to the Corporation, the following persons who were directors of the Corporation at the time of plaintiff's purchase are also defendants: Greg L. Lee, David E. Long, John J. Moran, Randy K. Dolyniuk, John W. Collins, Denise N. Slupe and Thomas A. Bryan.

      Nexity believes this lawsuit is entirely without merit and intends to defend against it vigorously.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

      There is no organized public trading market for the Corporation's common stock. When shares are traded, they are traded in privately-negotiated transactions. Management is aware that in the last two fiscal years shares have traded at prices ranging from $3.00 to $3.50 per share. The last trade of which management is aware occurred on March 28, 2005 when 7,000 shares sold at $3.50 per share. There may have been trades during this period at prices and in share amounts of which management has no knowledge.

      The Corporation has 537 stockholders of record.

      The Corporation has paid no dividends since its organization. The Corporation will rely on dividend payments from Nexity Bank in order to provide funds for the payment of dividends to its shareholders. In addition, banking regulations restrict the payment of dividends by banks under certain circumstances. The future dividend policy of the Corporation will be subject therefore not only to banking regulations, but also to the discretion of the directors of the Corporation and will be contingent on the financial condition and capital requirements of Nexity Bank, general business conditions and other factors. The Corporation does not expect to pay cash dividends for the foreseeable future.

      The Corporation currently has 7,703,645 shares of its common stock subject to issuance upon the exercise of stock options held by employees, officers and directors. The Corporation has no agreements as to the registration of these shares for resale under the Securities Act of 1933. Rule 144 may be available for the resale of these shares after this registration is effective and if a public market develops for the common stock.

      The  following  table  summarizes   certain   information   regarding  the
Corporation's equity compensation plans as of December 31, 2004. The underlying compensation plans have been previously approved by a vote of the shareholders.

---------------------------------------------------------------------------------------------------------------------
                                         Equity Compensation Plan Information
---------------------------------------------------------------------------------------------------------------------
                                                                                               Number of securities
                                                                                                remaining available
                                      Number of securities                                      for future issuance
                                       to be issued upon            Weighted-average              under equity
                                          exercise of              exercise price of           compensation plans
                                      outstanding options,        outstanding options,        (excluding securities
Plan category                         warrants and rights         warrants and rights        reflected in column (a))
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by shareholders                   7,703,645                      $1.89                      1,596,355
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by shareholders                       0                          0                              0
---------------------------------------------------------------------------------------------------------------------
Total                                      7,703,645                      $1.89                      1,596,355
---------------------------------------------------------------------------------------------------------------------

Item 10. Recent Sales of Unregistered Securities.

      In 2002, the Corporation sold 258,333 shares of its common stock at a purchase price of $3.00 per share. The shares were sold in a transaction not involving a public offering under Rule 506 of SEC Regulation D. The shares were sold only to "accredited investors" as defined in Regulation D. The shares were sold through Bankers Bank Capital Corporation, as placement agent. No commissions were paid.

      The following amounts of stock options have been exercised in the past four years:

                                                              Weighted
                                                              Average
                                                              Exercise
                                                 Shares        Price
            ----------------------------------------------------------

            2002                                    250        $5.00

            2003                                 67,500        $1.00

            2004                                  1,000        $1.00

            2005                                169,442        $3.00

      These shares were issued pursuant to an exemption from registration  under
Section 4(2) of the Securities Act of 1933 and SEC Rule 701.

Item 11. Description of Registrant's Securities to be Registered.

      The following summarizes certain provisions of the Corporation's capital stock. Additional information regarding the capital stock is set forth in the amended and restated certificate of incorporation and bylaws of the Corporation that are included as exhibits to this Registration Statement and in the applicable provisions of the Delaware General Corporation Law under which the Corporation is incorporated and by which its corporate affairs will be governed.

      General. The authorized capital stock of the Corporation at December 31, 2004 consists of 50,000,000 shares of common stock, $0.0l par value per share, of which 27,764,986 shares were outstanding, and 5,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding.

      The Corporation's preferred stock may be issued from time to time as a class without series, or if so determined by the Corporation's board of directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or of the entire class of preferred stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the board of directors. The Corporation's preferred stock may have a preference over the common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of the Corporation and such other preferences as may be fixed by the Corporation's board of directors.

      Voting. Holders of the shares of common stock will be entitled to one vote per share on all matters to be voted upon by shareholders. The holders of the shares of common stock do not have cumulative voting rights, which means that the holders of more than one-half of the outstanding shares can elect all of the directors.

      The Corporation's certificate of incorporation provides that the Corporation's board of directors shall be divided into three classes consisting of an equal number of directors as is possible, with directors in each class to be elected to terms of three years.

      Dividends. Shareholders may receive dividends when and if declared by the board of directors in accordance with applicable law.

      Other Rights. Holders of shares of common stock are entitled to share ratably in the assets of the Corporation legally available for distribution to its shareholders in the event of liquidation, dissolution or winding up of the Corporation. Shareholders have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock and the shares to be issued in this offering will be, upon payment therefor and issuance, fully paid and non-assessable.

      Changes in Control - Antitakeover Provisions. Certain provisions of the Corporation's certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying a change in control of the Corporation. The authority of the board of directors to issue preferred stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the board to prevent a change in control despite a shift in ownership of the common stock. In addition, the power of the Corporation's board to issue additional shares of common stock may help delay or deter a change in control by increasing the number of shares needed to gain control.

      The  following  provisions  also may deter any  change in  control  of the
Corporation:

      Classified Board. The Corporation's board of directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of the Corporation's board of directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the board of directors. This provision also stipulates that (i) directors can be removed only for cause upon a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the board of directors, and (iv) the provisions relating to the classified board can only be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

      Director  Authority.   The  Corporation's   certificate  of  incorporation
prohibits stockholders from calling special stockholders' meetings and acting by written consent.

      Bylaw Provisions. The Corporation's bylaws provide that stockholders wishing to propose nominees for the board of directors or other business to be taken up at an annual meeting of the Corporation's stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

      Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits the Corporation from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding common stock (or who is an affiliate of the Corporation and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Corporation's board of directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows the Corporation to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the board of directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which results in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock of the Corporation (excluding stock held by officers and directors of the Corporation or by certain stock plans).

Item 12. Indemnification of Directors and Officers.

      The Corporation's certificate of incorporation and bylaws authorize the Corporation to indemnify its directors, officers, employees and agents to the full extent permitted by law. Section 145 of the Delaware General Corporation Law contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware law, other than an action brought by or in the right of the Corporation, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the Corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation and except that no indemnification shall be made in respect of any claim, issues or matters as to which such person has been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13. Financial Statements and Supplementary Data

      The financial statements and related documents listed under Item 15 are filed as part of this registration statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      Not Applicable.

Item 15. Financial Statements and Exhibit Index

      (a)   (1)   The following Audited Consolidated  Financial Statements for the year ending December 31, 2004 are attached hereto beginning on page F-1.

                  a. Report of Independent Registered Public Accounting Firm.

                  b. Consolidated Balance Sheets at December 31, 2004 and 2003.

                  c. Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002.

                  d. Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002.

                  e. Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income.

                  f. Notes to the Consolidated Financial Statements.

            (2) The following Unaudited Consolidated Financial Statements for the period ending March 31, 2005 are attached hereto beginning on page F-23.

                  a. Consolidated Balance Sheets at March 31, 2005 and 2004.

                  b. Consolidated Statements of Income for the three months ended March 31, 2005 and 2004.

                  c. Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004.

                  d. Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income.

                  e. Notes to the Consolidated Financial Statements.

      (b)         Exhibits: See "Exhibit Index."

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NEXITY FINANCIAL CORPORATION
                                        (Registrant)


Date: July 8, 2005                      By: /s/ Greg L. Lee
                                            Greg L. Lee
                                            Chairman and
                                            Chief Executive Officer

                                  Exhibit Index

Exhibit No.                                 Description
-----------                                 -----------

   3.1            Articles of Incorporation, restated

   3.2            Bylaws

   10.1           Incentive Stock Compensation Plan

   10.1.1         Amendment to Incentive Stock Compensation Plan

   10.2           Form of Employee Stock Option Agreement

   10.3           Noncompetition,  Severance, and Employment Agreement with Greg
                  L. Lee, dated December 13, 2000

   10.4           Noncompetition, Severance, and Employment Agreement with David
                  E. Long, dated December 13, 2000

   10.5           Noncompetition,  Severance, and Employment Agreement with John
                  J. Moran, Dated December 13, 2000

   10.6           Employment  Agreement  with Kenneth T. Vassey,  dated November
                  15, 2001

   10.7           Salary Continuation Agreement with Greg L. Lee, dated July 20,
                  2004

   10.8           Salary  Continuation  Agreement with David E. Long, dated July
                  20, 2004

   10.9           Salary  Continuation  Agreement with John J. Moran, dated July
                  20, 2004

   10.10          Loan and Stock  Pledge  Agreement  with  Flag Bank

   10.11          Trust Preferred Indenture

   21.1           Subsidiaries of the Registrant

                  (1) Nexity Bank, a state-chartered bank in Alabama

                  (2) Nexity Capital Trust II, a Delaware statutory trust

                    Audited Consolidated Financial Statements
                      For the year ending December 31, 2004

[LOGO] NEXITY(SM)

             Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Nexity Financial Corporation

We have audited the accompanying consolidated balance sheets of Nexity Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nexity Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Birmingham, Alabama
March 4, 2005


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Consolidated Balance Sheets

                                                                        December 31,
---------------------------------------------------------------------------------------------
                                                                   2004              2003
---------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                    $   1,581,296     $   2,091,562
   Interest-bearing deposits in other banks                      10,676,569        11,697,599
   Federal funds sold                                             2,832,526         6,342,307
   Investment securities available-for-sale, at fair value      200,658,859       176,012,083

   Loans, net of unearned income                                387,503,339       324,059,297
   Allowance for loan losses                                     (4,911,819)       (4,102,626)
---------------------------------------------------------------------------------------------
   Net loans                                                    382,591,520       319,956,671
---------------------------------------------------------------------------------------------

   Premises and equipment, net of accumulated depreciation          840,316         1,012,151
   Deferred tax asset                                             1,605,616           666,000
   Intangible assets                                                910,655           910,655
   Other assets                                                   9,068,311         3,990,021
---------------------------------------------------------------------------------------------

      Total assets                                            $ 610,765,668     $ 522,679,049
=============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Liabilities:
   Deposits:
      Demand Deposits                                         $   3,319,315     $   1,724,487
      NOW and money market accounts                             223,317,888       218,467,573
      Time deposits $100,000 and over                            61,476,666        48,883,269
      Other time and savings deposits                           168,577,473       119,179,888
---------------------------------------------------------------------------------------------
      Total deposits                                            456,691,342       388,255,217

   Federal funds purchased and securities
      sold under agreements to repurchase                         7,264,000         5,000,000
   Long-term borrowings                                          95,000,000        86,750,000
   Subordinated debentures                                       12,372,000         9,300,000
   Accrued expenses and other liabilities                         3,880,020         2,791,163
---------------------------------------------------------------------------------------------
      Total liabilities                                         575,207,362       492,096,380
---------------------------------------------------------------------------------------------

Stockholders' Equity:
   Preferred stock, $0.01 par value: 5,000,000
      shares authorized; shares issued and
      outstanding - none in 2004 and 2003                                 0                 0
   Common stock, $0.01 par value; 50,000,000
      shares authorized; shares issued
      and outstanding - 27,764,986 in 2004
      and 27,763,986 in 2003                                        277,650           277,640
   Surplus                                                       36,134,825        36,133,835
   Retained deficit                                              (1,197,254)       (6,572,260)
   Accumulated other comprehensive income                           343,085           743,454
---------------------------------------------------------------------------------------------
      Total stockholders' equity                                 35,558,306        30,582,669
---------------------------------------------------------------------------------------------

      Total liabilities and stockholders' equity              $ 610,765,668     $ 522,679,049
=============================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Consolidated Statements of Income

                                                                 Years ended December 31,
---------------------------------------------------------------------------------------------------
                                                           2004            2003            2002
---------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Interest and fees on loans                           $19,819,683    $ 17,767,432     $18,977,251
   Interest on taxable investment securities              8,500,225       7,545,492       4,981,244
   Interest on federal funds sold                           187,404         113,366         122,295
   Other interest income                                    104,870         240,908          89,370
---------------------------------------------------------------------------------------------------
         Total interest income                           28,612,182      25,667,198      24,170,160
---------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
   Interest on deposits                                   8,590,820       7,942,875      10,360,106
   Interest on short-term borrowings                         46,323           4,093           6,396
   Interest on long-term borrowings                       2,795,559       2,385,490       1,102,935
   Interest on subordinated debentures                      734,127         837,000         748,000
---------------------------------------------------------------------------------------------------
         Total interest expense                          12,166,829      11,169,458      12,217,437
---------------------------------------------------------------------------------------------------

Net interest income                                      16,445,353      14,497,740      11,952,723
Provision for loan losses                                 1,115,000       1,125,000       1,785,000
---------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses      15,330,353      13,372,740      10,167,723
---------------------------------------------------------------------------------------------------

NONINTEREST INCOME:
   Service charges on deposit accounts                       52,464          45,380          50,041
   Commissions and fees                                     326,445         331,975         323,319
   Gains on sales of investment securities                  207,690         371,249         150,625
   Brokerage and investment services income                 877,365         345,802          32,205
   Other operating income                                   240,370          16,720           4,812
---------------------------------------------------------------------------------------------------
         Total noninterest income                         1,704,334       1,111,126         561,002
---------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE:
   Salaries and employee benefits                         6,645,908       5,723,145       5,186,301
   Net occupancy expense                                    491,647         482,455         433,858
   Equipment expense                                        662,354         655,237         711,249
   Other operating expense                                3,586,126       3,461,397       3,120,477
---------------------------------------------------------------------------------------------------
         Total noninterest expense                       11,386,035      10,322,234       9,451,885
---------------------------------------------------------------------------------------------------

Income before income taxes                                5,648,652       4,161,632       1,276,840
Provisions (benefit) for income taxes                       273,646        (514,310)         70,110
---------------------------------------------------------------------------------------------------

Net income                                              $ 5,375,006    $  4,675,942     $ 1,206,730
===================================================================================================

Net income per share - basic                            $      0.19    $       0.17     $      0.04
===================================================================================================
Net income per share - diluted                          $      0.18    $       0.16     $      0.04
===================================================================================================
Weighted average common shares outstanding - basic       27,764,246      27,738,073      27,516,233
===================================================================================================

Weighted average common shares outstanding - diluted     30,006,279      29,976,951      29,980,939
===================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

                                                                         Years ended December 31,
-------------------------------------------------------------------------------------------------------------
                                                                 2004              2003              2002
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                $  5,375,006     $   4,675,942     $   1,206,730
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Accretion and amortization of investment securities          (3,364)          127,499          (292,106)
      Depreciation and amortization                               584,970           662,323           881,122
      Provision for loan losses                                 1,115,000         1,125,000         1,785,000
      Gain on sales of investment securities
         available-for-sale                                      (207,690)         (371,249)         (150,625)
      Change in other assets                                     (913,952)       (1,350,355)         (582,912)
      Change in other liabilities                               1,089,610          (109,399)         (105,051)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       7,039,580         4,759,761         2,742,158
-------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchase of investment securities available-for-sale       (72,576,526)     (124,202,012)     (103,518,287)
   Proceeds from sales of investment securities
      available-for-sale                                        6,867,543        12,962,276         2,150,625
   Proceeds from maturities of investment securities
      available-for-sale                                       40,637,756        66,502,851        34,288,324
   Net increase in loans                                      (63,749,849)       (9,589,410)      (36,503,648)
   Purchase of cash surrender value life insurance             (5,000,000)                0                 0
   Capital expenditures                                          (282,706)         (156,201)         (164,155)
-------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                        (94,103,782)      (54,482,496)     (103,747,141)
-------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net change in deposits                                      68,436,125        30,326,586        64,290,948
   Net change in short-term borrowings                          2,264,000         5,000,000                 0
   Net change in long-term borrowings                           8,250,000        25,000,000        40,000,000
   Proceeds from issuance of common stock                           1,000            51,194           682,252
   Net change in subordinated debentures                        3,072,000                 0         2,000,000
-------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                      82,023,125        60,377,780       106,973,200
-------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                        (5,041,077)       10,655,045         5,968,217
Cash and cash equivalents at January 1                         20,131,468         9,476,423         3,508,206
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                     $ 15,090,391     $  20,131,468     $   9,476,423
=============================================================================================================

Supplemental disclosures of cash flow information:
Cash paid during the period for:
   Interest                                                  $ 10,567,122     $  10,479,945     $  11,878,311
   Income taxes                                                   366,405           327,789           203,010
=============================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                      Accumulated
                                                 Common Stock                          Retained          other          Total
                                            ----------------------                      earnings     comprehensive  stockholders'
                                              Shares       Amount       Surplus        (deficit)     income (loss)     equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                27,446,720    $274,467    $35,403,562    $(12,454,932)    $1,253,737    $ 24,476,834
Common stock issued pursuant to:
   Common Stock Offering,
      net of direct costs                      258,333       2,583        678,419                                        681,002
   Stock Option Plan                               250           3          1,247                                          1,250
Comprehensive income:
   Net income                                                                           1,206,730                      1,206,730
   Other comprehensive income,
      net of tax and reclassification
      adjustment:
      Unrealized gains on
         investment securities                                                                           140,252         140,252
                                                                                                                    ------------
Total comprehensive income                                                                                             1,346,982
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                27,705,303     277,053     36,083,228     (11,248,202)     1,393,989      26,506,068
Common stock issued pursuant to:
   Stock Option Plan                            58,683         587         50,607                                         51,194
Comprehensive income:
   Net income                                                                           4,675,942                      4,675,942
   Other comprehensive income,
      net of tax and
      reclassification adjustment:
      Unrealized losses on
         investment securities                                                                          (650,535)       (650,535)
                                                                                                                    ------------
Total comprehensive income                                                                                             4,025,407
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                27,763,986     277,640     36,133,835      (6,572,260)       743,454      30,582,669
Common stock issued pursuant to:
   Stock Option Plan                             1,000          10            990                                          1,000
Comprehensive income:
   Net income                                                                           5,375,006                      5,375,006
   Other comprehensive income
      net of tax and
      reclassification adjustment:
      Unrealized losses on
         investment securities                                                                          (400,369)       (400,369)
                                                                                                                    ------------
Total comprehensive income                                                                                             4,974,637
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                27,764,986    $277,650    $36,134,825    $ (1,197,254)    $  343,085    $ 35,558,306
================================================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation: Nexity Financial Corporation (the "Corporation") is a registered bank holding company incorporated on March 12, 1999 under the laws of the State of Delaware. The Corporation was formed to enter the commercial banking business and to invest in other bank-related businesses. The Corporation provides its customers with banking services through its subsidiary, Nexity Bank (the "Bank"), and owns 100% of its issued and outstanding capital stock. Nexity Capital Trust II, a statutory trust and wholly owned subsidiary, was established by the Corporation on May 20, 2004. Nexity Capital Trust II is a special interest nonbank subsidiary that issues trust preferred securities, whereby the proceeds from the issuance are loaned to the Corporation.

Consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation. In accordance with the revised Financial Accounting Standards Board Interpretation No. 46, ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities, the Corporation deconsolidated one trust subsidiary at December 31, 2004, which had been formed to raise capital by issuing preferred securities to institutional investors.

Use of Estimates: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Securities: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines at the time of purchase the classification of investment securities as either held-to-maturity or available-for-sale. In determining such classification, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. All other investment securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis as accumulated other comprehensive income. Realized gains and losses are recognized on the specific identification method. Premiums and discounts are included in the basis of investment securities and are recognized in income using the effective interest method.

Brokerage and Investment Services: Fee income is derived from providing brokerage and investment services to correspondent banks. Fee income is recognized on a trade date basis.

Loans and Allowance for Loan Losses: Loans are reported at their face amount less payments collected. Unearned income on discounted loans is reported as a reduction of the loan balances and is recognized as income using the sum-of-the-months-digits method, a method approximating the effective interest method. Interest on loans is principally recognized over the term of the loan based on the loan balance outstanding.

Net nonrefundable fees and direct costs of loan originations are deferred and amortized over the lives of the underlying loans as an adjustment to interest income in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions. When a loan becomes 90 days past due as to interest or principal or serious doubt exists as to collectibility, the accrual of income is discontinued unless the loan is well secured and in process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis.

Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Corporation measures loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is the Corporation's policy to apply the provisions of SFAS No. 114 to all impaired commercial and commercial real estate loans on a loan-by-loan basis.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is based on a review of individual loans, recent loss experience, current economic conditions, risk characteristics of the various classifications of loans, underlying collateral values, and other relevant factors.

A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. For purposes of this review, the portfolio is segregated between commercial and consumer loans. Every commercial loan is assigned a risk rating based on a numerical scale of one to ten by loan officers using established credit policy guidelines. These risk ratings are reviewed periodically and adjusted as warranted and are subject to review by loan review personnel and bank regulators. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. The allocations are based on historical loss factors, taking into consideration current economic conditions, recent trends in the portfolio and trends in the industry. Any adversely classified commercial loans greater than $50,000 are individually evaluated and a specific allowance allocated for any impairment losses identified. The consumer loan portfolio is separated by loan type into homogeneous pools and an allocation is made for each pool based on historical loss factors, taking into consideration recent trends in the portfolio, recent trends in the industry, and economic conditions.

Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs. It is possible that a change in the relevant factors used in management's evaluation may occur in the future.

Foreclosed Properties: Assets are classified as foreclosed properties upon actual foreclosure or when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place.

Foreclosed properties are carried at the lower of the recorded amount of the loan for which the property previously served as collateral, or the fair value of the property less estimated costs to sell.

Prior to foreclosure, the recorded amount of the loan is reduced, if necessary, to the fair value, less estimated costs to sell. Subsequent to foreclosure, gains and losses on the sale of and losses on the periodic revaluation of foreclosed properties are credited or charged to expense. Net costs of maintaining foreclosed properties are expensed as incurred.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life (5 to 40 years for buildings and improvements; 3 to 7 years for furniture and equipment). Gains or losses on routine dispositions are charged to operating expenses, and improvements and betterments are capitalized. Interest costs incurred related to the construction of banking premises is included in the cost of the related asset.

Intangible Assets: At December 31, 2004 and 2003, the Corporation had no unamortized goodwill. The Corporation had $910,655 in unamortized other intangible assets at December 31, 2004 and 2003. The other intangible asset is the bank charter, which upon adoption of SFAS No. 142, the Corporation no longer amortizes. In accordance with SFAS No. 142, the Corporation's bank charter is reviewed at least annually to ensure that there have been no events or circumstances resulting in an impairment of the recorded amount of the intangible asset. Adverse changes in the economic environment, operations of the business unit, or other factors could result in a decline in the implied fair value. If the implied fair value is less than the carrying amount, a loss would be recognized to reduce the carrying amount to fair value.

Segment Information: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that public business enterprises report certain information about operating segments in their annual financial statements. It also requires that enterprises disclose information about products and services provided by significant segments, geographic areas, major customers, differences between the measurement used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in measurement of segment amounts from period to period.

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. During 2004 and 2003, the Corporation did not have any reportable segments.

Income Taxes: The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

The Corporation and its subsidiaries file a consolidated federal income tax return. The consolidated financial statements (including the provision for income taxes) are prepared on the accrual basis. The Corporation accounts for income taxes using the liability method pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this method, the Corporation's deferred tax assets and liabilities are determined by applying federal and state tax rates currently in effect to its cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Earnings Per Share: Earnings per share computations are based upon the weighted average number of shares outstanding during the periods. Diluted earnings per share computations are based upon the weighed average number of shares outstanding during the periods plus the dilutive effect of outstanding stock options.

Stock Based Compensation: At December 31, 2004, the Corporation had a stock option plan covering certain of its officers, employees and directors. The Corporation has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. The Corporation adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows an entity to continue to measure compensation cost for those plans using a fair value method of accounting prescribed in Opinion 25. Under the fair value method, fair value is measured on the date of grant using an option-pricing model with market assumptions. This amount is amortized on a straight-line basis over the vesting period. The Corporation uses the minimum value option pricing method. Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of the Corporation's stock options.

The following table provides pro forma net income and earnings per share information, as if the Corporation had applied the fair value recognitions provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") to stock-based employee compensation option plans for the three years ended December 31, 2004:

                                                                            2004           2003           2002
                                                                         ----------     ----------     ----------
Net Income
Net income, as reported                                                  $5,375,006     $4,675,942     $1,206,730
Deduct:
     Total stock-based employee compensation expense determined under
     fair value based method for all option awards, net of income tax       (77,907)      (241,777)      (853,203)
                                                                         ----------     ----------     ----------
Pro forma net income                                                     $5,297,099     $4,434,165     $  353,527
                                                                         ==========     ==========     ==========

Basic Earnings Per Share
As reported                                                              $     0.19     $     0.17     $     0.04
Pro forma                                                                      0.19           0.16           0.01

Diluted Earnings Per Share
As reported                                                              $     0.18     $     0.16     $     0.04
Pro forma                                                                      0.18           0.15           0.01

The following is a summary of the Corporation's weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the minimum value option-pricing model:

                                                                   2004      2003      2002
                                                                  -----     -----     -----
Expected life (in years)                                           4.10      4.20      3.80
Expected volatility                                                 N/A       N/A       N/A
Risk-free interest rate                                            3.07%     2.80%     2.96%
Expected dividend yield                                             N/A       N/A       N/A
Weighted-average fair value of options granted during the year    $0.42     $0.34     $0.39

Statement of Cash Flows: For purposes of the Consolidated Statement of Cash Flows, the Corporation has defined cash on hand, amounts due from banks, and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods.

Comprehensive Income: SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. The statement requires additional reporting of items that are recorded directly to shareholders' equity, but not reported in net income, such as unrealized gains and losses on available-for-sale securities. The Corporation elected to present the required disclosures in the Consolidated Statements of Changes in Stockholders' Equity.

New Accounting Standards: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of APB Opinion No. 51, (Interpretation 46). Interpretation 46 addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, (2) The equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights,
(b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing expected losses. Interpretation 46 does not require consolidation by transferors to qualifying special purpose entities. Interpretation 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In December 2003, the FASB reissued Interpretation 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain variable interest entities commonly referred to as special-purpose entities as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied. Management continues to evaluate the applicability of Interpretation 46. The application of Interpretation 46 did not have a material impact on the Corporation's financial condition, results of operations, or liquidity.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on the financial condition or results of operations of the Corporation. In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS No. 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2004, but will continue to evaluate the applicability of this deferral.

In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue 03-01, "Meaning of Other Than Temporary Impairment," which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-01, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position
(FSP) EITF 03-1-1, which delayed the effective date for certain measurement recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on financial condition, the results of operations, or liquidity.

In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. On July 1, 2005, the Corporation will adopt the provisions of SFAS No. 123 and begin recognizing compensation expense ratably in the income statement, based on the estimated fair value of all awards granted to employees after July 1, 2005. SFAS No. 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. The Corporation is currently assessing the impact of adopting the provisions of this standard.

In  December  2004,  the FASB issued SFAS No.  153,  "Exchanges  of  Nonmonetary
Assets," an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required by regulation to maintain average cash reserve balances based on a percentage of deposits. There were no required cash reserve balances for the periods ended December 31, 2004 and 2003.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENT SECURITIES

      The   amortized   cost   and   fair   value   of   investment   securities
available-for-sale at December 31 are presented below:

                                                                 2004
      ---------------------------------------------------------------------------------------------
                                                            Gross         Gross
                                          Amortized      Unrealized    Unrealized          Fair
                                            Cost            Gains         Losses           Value
      ---------------------------------------------------------------------------------------------
      Securities of U.S. Government
         agencies and corporations      $ 55,050,059     $  307,447     $ (40,498)     $ 55,317,008
      Mortgage-backed securities         131,021,887        766,506      (703,767)      131,084,626
      Other debt securities                8,000,408        214,892             0         8,215,300
      ---------------------------------------------------------------------------------------------
      Total debt securities              194,072,354      1,288,845      (744,265)      194,616,934
      Equity securities                    6,041,925              0             0         6,041,925
      ---------------------------------------------------------------------------------------------
      Total investment securities       $200,114,279     $1,288,845     $(744,265)     $200,658,859
      =============================================================================================

                                                                 2003
      ---------------------------------------------------------------------------------------------
                                                            Gross         Gross
                                          Amortized      Unrealized    Unrealized          Fair
                                            Cost            Gains         Losses           Value
      ---------------------------------------------------------------------------------------------
      Securities of U.S. Government
         agencies and corporations      $ 55,723,832     $  825,530     $ (19,000)     $ 56,530,362
      Mortgage-backed securities         106,230,482        803,184      (651,199)      106,382,467
      Other debt securities                7,988,530        221,570             0         8,210,100
      ---------------------------------------------------------------------------------------------
      Total debt securities              169,942,844      1,850,284      (670,199)      171,122,929
      Equity securities                    4,889,154              0             0         4,889,154
      ---------------------------------------------------------------------------------------------
      Total investment securities       $174,831,998     $1,850,284     $(670,199)     $176,012,083
      =============================================================================================

      The amortized cost and fair value of debt securities available-for-sale at December 31, 2004, based on contractual maturities, are shown below. Actual maturities may differ from contractual maturities or maturities shown below because borrowers have the right to prepay obligations with or without prepayment penalties.

                                                   Amortized          Fair
                                                     Cost             Value
      ------------------------------------------------------------------------
      Due in one year or less                    $          0     $          0
      Due after one year through five years        18,438,273       18,389,996
      Due after five years through ten years       46,328,385       46,597,412
      Due after ten years                         129,305,696      129,629,526
      ------------------------------------------------------------------------
      Total                                      $194,072,354     $194,616,934
      ========================================================================

      Investment securities with a fair value of $96,386,789 and $89,108,271 at December 31, 2004 and 2003, respectively, were pledged as collateral for borrowed funds.

      Proceeds from sales of investment securities available-for-sale were $6,867,543, $12,962,276 and $2,150,625 in 2004, 2003 and 2002, respectively.
Gains of $207,690, $371,249 and $150,625 were realized on these sales during 2004, 2003 and 2002, respectively. There were no realized losses in 2004, 2003 and 2002.

      The reclassification of unrealized holding gains to net gains realized in net income in 2004 is presented below:

      -------------------------------------------------------------------------------------------------
      Decrease in unrealized holding gains on available-for-sale securities, net of tax       $(269,524)
      Less: Net gains realized on available-for-sale securities sold, net of tax                130,845
      -------------------------------------------------------------------------------------------------
      Change in unrealized gains on available-for-sale securities, net of tax of $235,137     $(400,369)
      =================================================================================================


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

      The fair value and unrealized losses on investment securities with unrealized losses at December 31, 2004 are presented below. The fair value and unrealized losses are presented for those securities that have had unrealized losses for less than 12 months and those that have been in an unrealized loss position for 12 consecutive months or longer.

                                  ----------------------------------------------------------------------------------
                                     Less than 12 months          12 months or longer                 Total
                                  ----------------------------------------------------------------------------------
                                     Fair        Unrealized       Fair        Unrealized       Fair        Unrealized
                                     Value         Losses         Value         Losses         Value         Losses
                                  ----------------------------------------------------------------------------------
Securities of U.S. Government
   agencies and corporations      $ 8,227,514     $ 40,498     $         0     $      0     $ 8,227,514     $ 40,498
Mortgage-backed securities         45,833,475      310,468      22,737,280      393,299      68,570,755      703,767
Other debt securities                       0            0               0            0               0            0
                                  ----------------------------------------------------------------------------------
Total debt securities              54,060,989      350,966      22,737,280      393,299      76,798,269      744,265
Equity securities                           0            0               0            0               0            0
                                  ----------------------------------------------------------------------------------
Total investment securities       $54,060,989     $350,966     $22,737,280     $393,299     $76,798,269     $744,265
                                  ==================================================================================

      The above securities are considered temporarily impaired and no loss has been recognized on these securities since there has been no deterioration in the credit quality of the issuers of these securities and the unrealized losses are due to changes in interest rates. The Corporation has both the intent and ability to hold the securities for a time necessary to recover the unrealized loss.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

      Loans at December 31 are comprised of the following:

                                                   2004               2003
      -------------------------------------------------------------------------
      Commercial, financial, and agricultural  $  86,660,894      $  70,748,448
      Real estate-construction                   108,000,807         77,648,068
      Real estate-mortgage                       140,520,747        131,512,411
      Installment loans to individuals            20,664,146         14,840,957
      Home equity lines of credit                 29,501,006         23,838,617
      Lease financing receivables                  1,952,843          5,420,936
      Other loans                                    208,147            107,071
      -------------------------------------------------------------------------
      Gross Loans                                387,508,590        324,116,508
      Unearned income                                 (5,251)           (57,211)
      -------------------------------------------------------------------------
      Total Loans                                387,503,339        324,059,297
      Allowance for loan losses                   (4,911,819)        (4,102,626)
      -------------------------------------------------------------------------
      Net Loans                                $ 382,591,520      $ 319,956,671
      =========================================================================

      The following table presents selected loan maturities and interest rate sensitivity at December 31, 2004:

                                                       One Year          One to         Over Five
                                                        or Less        Five Years         Years            Total
      -------------------------------------------------------------------------------------------------------------
      Types of loans:
          Commercial, financial and agricultural     $ 13,306,132     $ 40,546,627     $32,808,135     $ 86,660,894
          Real estate - construction                   59,389,144       46,148,790       2,462,873      108,000,807
          Real estate - mortgage                       41,169,063       88,878,725      10,472,959      140,520,747
          Installment loans to individuals             10,870,374        5,985,311       3,808,461       20,664,146
          Home equity lines of credit                           0           55,499      29,445,507       29,501,006
          Lease financing receivables                   1,113,659          833,933               0        1,947,592
          Other loans                                     208,147                0               0          208,147
      -------------------------------------------------------------------------------------------------------------
                     Total loans                     $126,056,519     $182,448,885     $78,997,935     $387,503,339
      =============================================================================================================

      Total of loans above with:
          Fixed interest rates                       $ 19,659,893     $ 18,182,985     $ 7,441,000     $ 45,283,878
          Variable interest rates                     106,396,626      164,265,900      71,556,935      342,219,461
      -------------------------------------------------------------------------------------------------------------
                     Total loans                     $126,056,519     $182,448,885     $78,997,935     $387,503,339
      =============================================================================================================


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

      Directors and executive officers of the Corporation are loan and deposit customers and have other transactions with the Corporation in the ordinary course of business. Total loans to these persons were $3,818,000 and $6,344,000 at December 31, 2004 and 2003, respectively. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and involve no unusual risk or collectibility.

      Activity in the allowance for loan losses is summarized as follows:

                                                         2004             2003             2002
      --------------------------------------------------------------------------------------------
      Balance at beginning of year                   $ 4,102,626      $ 3,867,872      $ 3,416,090
      Provision for loan losses                        1,115,000        1,125,000        1,785,000
      Recoveries on loans previously charged off          34,981           61,829           28,344
      Loans charged off                                 (340,788)        (952,075)      (1,361,562)
      --------------------------------------------------------------------------------------------
      Balance at end of year                         $ 4,911,819      $ 4,102,626      $ 3,867,872
      ============================================================================================

      Nonperforming assets (including cash basis loans) at December 31, held by the Corporation, are summarized below:

                                                               2004          2003
      -----------------------------------------------------------------------------
      Nonaccrual loans                                      $1,811,446     $229,137
      Loans past due 90 days or more                                 0       71,402
      Other real estate owned                                   82,000      580,316
      -----------------------------------------------------------------------------

      Total nonperforming assets                            $1,893,446     $880,855
      =============================================================================

      Interest income which would have been recorded on
         nonaccrual loans pursuant to original terms        $   76,683     $    817
      Interest income recorded on nonaccrual loans          $        0     $      0
      -----------------------------------------------------------------------------

      Impaired loans are loans for which it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. At December 31, 2004 and 2003, the Corporation had $2,113,188 and $253,521, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003.

      At December 31, 2004 and 2003, the Corporation did not have any loans for which terms had been modified in troubled debt restructurings.

NOTE 5 - PREMISES AND EQUIPMENT

      Premises and equipment at December 31, consist of the following:

                                                2004              2003
      -------------------------------------------------------------------
      Leasehold improvements                $   155,833       $   155,833
      Furniture and equipment                 2,879,602         2,615,137
      -------------------------------------------------------------------
      Total                                   3,035,435         2,770,970
      Accumulated depreciation               (2,195,119)       (1,758,819)
      -------------------------------------------------------------------
      Net premises and equipment            $   840,316       $ 1,012,151
      ===================================================================

      Provision for depreciation included in noninterest expense in 2004, 2003, and 2002 was $454,540, $479,694, and $524,333 respectively. The Corporation has entered into various noncancellable operating leases for buildings and equipment used in its operations. Certain leases have various renewal options which include increased rentals under cost of living escalation clauses. Rental expenses charged to occupancy and equipment expense in 2004, 2003, and 2002 were $451,172, $430,216, and $385,343, respectively.

      At  December  31,  2004,   future   minimum   rental   commitments   under
noncancellable operating leases that have a remaining life in excess of one year are summarized as follows:

      2005                                                      $  382,432
      2006                                                         283,018
      2007                                                          92,931
      2008                                                          92,932
      2009 and thereafter                                          201,352
      --------------------------------------------------------------------
      Total minimum obligation                                  $1,052,665
      ====================================================================


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 6 - INTANGIBLE ASSETS

      Upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, the Corporation ceased amortizing other intangible assets. The Corporation has had no changes in the carrying amount of intangible assets during the years ended December 31, 2004 and 2003.

NOTE 7 - OTHER ASSETS AND OTHER LIABILITIES

      Other assets at December 31 are comprised of the following:

                                                      2004           2003
      ----------------------------------------------------------------------
      Accrued interest on loans and securities     $2,899,213     $2,549,959
      Cash surrender value life insurance           5,159,130              0
      Prepaid expenses                                465,687        361,873
      Software                                        143,708        249,043
      Other real estate                                82,000        580,316
      Other                                           318,573        248,830
      ----------------------------------------------------------------------
      Total other assets                           $9,068,311     $3,990,021
      ======================================================================

Accrued expenses and other liabilities at December 31 are comprised of the following:

                                                          2004           2003
      --------------------------------------------------------------------------
      Accrued interest on deposits                     $1,923,813     $1,087,322
      Accrued interest on borrowings                      290,079        260,990
      Accrued salaries and employee benefits              539,958        457,186
      Accounts Payable                                    445,786        361,516
      Deferred tax liability-unrealized
         gains on securities AFS                          201,495        436,631
      Other                                               478,889        187,518
      --------------------------------------------------------------------------
      Total accrued expenses and other liabilities     $3,880,020     $2,791,163
      ==========================================================================

NOTE 8 - DEPOSITS

      The aggregate amount of time deposits of $100,000 or more at December 31, 2004 was $61,476,666. At December 31, 2004, the aggregate maturities of time deposits of $100,000 or more are summarized as follows:

      2005                                                     $57,132,828
      2006                                                       4,343,838
      --------------------------------------------------------------------
      Total                                                    $61,476,666
      ====================================================================

NOTE 9 - INCOME TAXES

      The components of consolidated income tax expense for the years ended December 31, 2004, 2003, and 2002 are as follows:

                                                   2004            2003          2002
      --------------------------------------------------------------------------------
      Current:
          Federal                               $  971,758      $       0      $     0
          State                                    239,254        151,690       70,110
      --------------------------------------------------------------------------------
              Total                              1,211,012        151,690       70,110
      --------------------------------------------------------------------------------
      Deferred:
          Federal                                 (671,293)      (630,000)           0
          State                                   (266,073)       (36,000)           0
      --------------------------------------------------------------------------------
              Total                               (937,366)      (666,000)           0
      --------------------------------------------------------------------------------
      Provisions (benefit) for income taxes     $  273,646      $(514,310)     $70,110
      ================================================================================


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

      The significant components of the Corporation's deferred tax liabilities and assets recorded pursuant to SFAS No. 109 and included in other assets in the Consolidated Balance Sheets at December 31, 2004 and 2003 are as follows:

                                                   2004             2003
      ---------------------------------------------------------------------
      Deferred tax liabilities:
         Tax depreciation over book            $   (77,179)     $  (104,441)
         Loan loss recapture                      (272,913)        (350,888)
         Unrealized gain - AFS securities         (201,495)        (436,631)
         Other                                     (42,713)               0
      ---------------------------------------------------------------------
      Total deferred tax liabilities           $  (594,300)     $  (891,960)
      ---------------------------------------------------------------------
      Deferred tax assets:
         Allowance for loan losses               1,817,373        1,517,972
         Net operating loss carryforward           267,157        1,156,620
         Start up and organizational costs               0          266,280
         Accrued bonuses                            72,610           79,041
         Nonaccrual loan interest                   35,427           14,227
         OREO Write-offs                            57,553           30,017
         AMT tax credits                            15,458           70,579
      ---------------------------------------------------------------------
      Total deferred tax assets                  2,265,578        3,134,736
      ---------------------------------------------------------------------

      Less: valuation allowance                   (267,157)      (2,013,405)
      ---------------------------------------------------------------------

      Net deferred tax assets                  $ 1,404,121      $   229,371
      =====================================================================

      The realization of deferred tax assets will be based on future taxable income.

      At December 31, 2003, the Corporation had net operating loss carryforwards of $3,348,370 that were used in 2004.

      Total income tax expense differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate (34%) to pretax income as a result of the following differences for the years ended December 31, 2004, 2003 and 2002:

                                                                 2004             2003            2002
      --------------------------------------------------------------------------------------------------
      Tax expense at statutory rate                          $ 1,920,542      $ 1,414,955      $ 434,126
            Increase (decrease) in taxes resulting from:
            Increase / (decrease) in valuation allowance      (1,746,249)      (2,030,519)      (531,506)
            Other non-deductible expenses                        (29,011)         (91,560)        15,291
            State income taxes                                   (17,700)          76,355         46,273
            Tax contingency reserve                              150,000                0              0
            Other, net                                            (3,936)         116,459        105,926
      --------------------------------------------------------------------------------------------------
            Total                                            $   273,646      $  (514,310)     $  70,110
      ==================================================================================================

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings at December 31 include the following:

                                                          2004          2003
      -------------------------------------------------------------------------
      Federal funds purchased                         $ 7,264,000    $5,000,000
      Weighted average interest rate at December 31          2.13%         0.88%
      Weighted average interest rate during the year         1.43          1.20
      Maximum amount outstanding at any month-end     $14,958,000    $9,594,267
      Average amount outstanding during the year        3,241,081       341,744
      -------------------------------------------------------------------------

      The Bank has unsecured federal funds lines of credit with correspondent banks totaling $10.0 million. The Bank has a secured federal funds line of credit with a correspondent bank totaling $10.0 million. The Bank is a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of the Bank's total assets. Pursuant to collateral agreements with the FHLB, advances are secured by Federal Home Loan Bank stock (carried at cost of $5.3 million) and U.S. Treasury or Government agency securities.

      The Bank provides clearing and cash management services to community banks. As part of this program the Bank may retain


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
a portion of these funds as unsecured federal funds purchased up to the limit established by the community bank. The Bank typically sells a significant portion of these funds to upstream correspondent banks. At December 31, 2004, the Bank's total federal funds purchased through this program was $7,264,000.

NOTE 11 - LONG-TERM DEBT

      Advances from the FHLB with an initial maturity of more than one year totaled $95,000,000 and $85,000,000 at December 31, 2004 and 2003, respectively. These advances are collateralized by the same collateral agreements as short-term funds from the FHLB (See Note 10). Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2014.

      The FHLB has the option to convert $25,000,000 in advances to three month LIBOR-based floating rate advances in 2005, $10,000,000 in 2006, $10,000,000 in 2007, $10,000,000 in 2008, and $5,000,000 in 2009.

Principal maturities on long-term debt are summarized below:

      2005                                                     $ 5,000,000
      2006                                                      10,000,000
      2007                                                      35,000,000
      2008                                                               0
      2009 and thereafter                                       45,000,000
      --------------------------------------------------------------------
      Total                                                    $95,000,000
      ====================================================================

NOTE 12 -  JUNIOR  SUBORDINATED  DEBENTURES  OWED TO  UNCONSOLIDATED  SUBSIDIARY
           TRUSTS

      On June 28, 2002, April 30, 2001, September 27, 2001, and October 30, 2001, Nexity Capital Trust I, a Delaware statutory trust established by the Corporation, received $2,000,000, $5,000,000, $1,300,000 and $1,000,000, respectively, in proceeds in exchange for a total of $9,300,000 principal amount of Nexity Capital Trust I's 9.0% cumulative trust preferred securities in a trust preferred private placement. The proceeds were used to purchase an equal principal amount of 9.0% subordinated debentures of the Corporation. On June 1, 2004, the Corporation and Nexity Capital Trust I called the subordinated debentures of the Corporation and the trust preferred securities, respectively in full.

      The Corporation formed Nexity Capital Trust II, a Delaware statutory trust, of which 100% of the common equity is owned by the Corporation. The trust was formed for the purpose of issuing Corporation-obligated mandatory redeemable trust preferred securities to third-party investors and investing the proceeds for the sale of such trust preferred securities solely in junior subordinated debt securities of the Corporation (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the trust preferred securities issued by the trust are payable quarterly at a rate per annum equal to three-month LIBOR plus 280 basis points.

      The Corporation has fully and unconditionally guaranteed all obligations of Nexity Capital Trust II on a subordinated basis with respect to the trust preferred securities. The trust preferred securities and subordinated debentures have 30-year lives with a call option on July 23, 2009 and each interest date thereafter, subject to regulatory approval, or earlier, depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

      Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital for the Corporation under Federal Reserve Board guidelines.

      As a result of applying the provisions of FIN 46, governing when an equity interest should be consolidated, the Corporation was required to deconsolidate the subsidiary trust from its financial statements in 2004. The deconsolidation of the net assets and results of operations of the trust had virtually no impact on the Corporation's financial statements or liquidity position, since the Corporation continues to be obligated to repay the debentures held by the trust and guarantees repayment of the trust preferred securities issued by the trust.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

      Consolidated debt obligations related to subsidiary trust holding solely debentures of the Corporation follows:

                                                                                    December 31,
                                                                                 2004           2003
      -------------------------------------------------------------------------------------------------
      3-month LIBOR plus 2.80% junior subordinated debentures owed
            to Nexity Capital Trust II due July 23, 2034                     $12,372,000     $        0
      9.0% junior subordinated debentures owed to Nexity Capital Trust I
            called on June 1, 2004                                                     0      9,300,000
      -------------------------------------------------------------------------------------------------
      Total junior subordinated debentures owed to unconsolidated
            subsidiary trusts                                                $12,372,000     $9,300,000
      =================================================================================================

NOTE 13 - OTHER OPERATING EXPENSE

      Other operating expense for the years ended December 31, includes the following:

                                               2004           2003           2002
      ------------------------------------------------------------------------------
      Travel and lodging                    $  239,253     $  288,844     $  179,634
      Telephone and data communications        256,729        312,369        270,345
      Software maintenance contracts           191,596        185,330        116,270
      Director fees                            333,250        292,000        176,000
      Consulting fees                          211,373        195,802        129,554
      Investment seminars                      206,599         40,000              0
      Advertising                              184,509        132,635        108,960
      Other                                  1,962,817      2,014,417      2,139,714
      ------------------------------------------------------------------------------
      Total                                 $3,586,126     $3,461,397     $3,120,477
      ==============================================================================

NOTE 14 - PER SHARE INFORMATION

      SFAS No. 128, "Earnings Per Share," requires dual presentation of basic and diluted EPS on the face of the Consolidated Statement of Income and requires a reconciliation of the numerator and denominator of the diluted EPS calculation.

      Net income per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Net income per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

      In accordance with SFAS No. 128, the calculation of net income per share - basic and net income per share - diluted for the years ended December 31 are presented below:

                                                                       2004            2003            2002
      ---------------------------------------------------------------------------------------------------------
      Net income per share - basic computation
             Net income                                             $ 5,375,006     $ 4,675,942     $ 1,206,730
             Income applicable to common shareholders               $ 5,375,006     $ 4,675,942     $ 1,206,730
      =========================================================================================================
             Weighted average common shares outstanding - basic      27,764,246      27,738,073      27,516,233
      ---------------------------------------------------------------------------------------------------------
             Net income per share - basic                           $      0.19     $      0.17     $      0.04
      =========================================================================================================

      Net income per share - diluted computation
      Income applicable to common shareholders                      $ 5,375,006     $ 4,675,942     $ 1,206,730
      =========================================================================================================
      Weighted average common shares outstanding - basic             27,764,246      27,738,073      27,516,233
      Incremental shares from assumed conversions:
             Stock options                                            2,242,033       2,238,878       2,464,706
      ---------------------------------------------------------------------------------------------------------
      Weighted average common shares outstanding - diluted           30,006,279      29,976,951      29,980,939
      ---------------------------------------------------------------------------------------------------------
      Net income per share - diluted                                $      0.18     $      0.16     $      0.04
      =========================================================================================================

      Options to purchase 7,703,645, 7,513,895, and 7,233,645 shares of common stock at a price range of $1 to $5 per share were outstanding during 2004, 2003 and 2002, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLANS

      The Corporation adopted a pre-tax savings plan ("401(k) Plan"), which covers substantially all employees of the Corporation effective January 1, 2000. The 401(k) Plan allows for employer matching contributions and discretionary profit sharing contributions. The Board of Directors approved a discretionary employer matching contribution and a profit sharing contribution to the 401(k) Plan in 2004, 2003 and 2002. Total expenses of the 401(k) Plan, including amounts contributed, which are included in employee benefits expense for the years ended December 31, 2004, 2003 and 2002 were $200,952, $186,876, and
$170,432, respectively.

      Beginning in 2004, the Corporation maintains Supplementary Executive Retirement Plans ("SERPs") for certain officers.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

These plans provide salary continuation benefits after the participant reaches normal retirement age and continue for 15 years. The SERPs also provide limited benefits in the event of early termination, death, or disability while employed by the Corporation. The officers vest in the benefits over a ten-year period as defined by the SERPs. In the event of a change of control of the Corporation as defined in the SERPs, the officers become 100% vested in the total benefit. The Corporation has purchased life insurance policies on these officers in order to fund the payments required by the SERPs. For the year ended December 31, 2004, $47,487 was charged to operations related to these SERPs.

NOTE 16 - STOCK OPTION PLAN

      During 1999, the Corporation adopted a stock option plan covering certain of its officers, employees and directors. The maximum number of shares issuable under the plan is 9,000,000. Options granted under the plan become exercisable generally over a three-year period. Some of the options granted under the plan became exercisable immediately. Options granted under the plan expire in periods of five to ten years from the date of grant.

      Activity under the plan is summarized below:

                                              2004                            2003                            2002
-----------------------------------------------------------------------------------------------------------------------------
                                                    Weighted-                       Weighted-                       Weighted-
                                                     Average                         Average                         Average
                                                    Exercise                        Exercise                        Exercise
                                      Shares          Price           Shares          Price           Shares          Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at
   beginning of period              7,513,895      $     1.86       7,233,645      $     1.76       7,217,637      $     1.80
Granted                               216,500            3.25         610,000            3.00         390,592            4.00
Exercised                              (1,000)          (1.00)        (67,500)          (1.00)           (250)          (5.00)
Expired                               (25,750)          (4.61)       (262,250)          (1.94)       (374,334)          (5.00)
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period        7,703,645      $     1.89       7,513,895      $     1.86       7,233,645      $     1.76
=============================================================================================================================

Options exercisable at
   end of period                    7,211,740      $     1.80       6,772,286      $     1.67       6,406,608      $     1.52

Weighted-average fair value of
   options granted
   during the period               $     0.42                      $     0.34                      $     0.39

      At December 31, 2004, 7,211,740 optioned shares were exercisable at prices between $1.00 and $5.00 per share for a total of $12,975,312. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds (including any tax benefit, if applicable) is credited to capital surplus. No income or expense has been recognized in connection with the exercise of these stock options and any tax benefit earned in 2004, 2003 and 2002 has been reserved. The following table summarizes information about stock options outstanding at December 31, 2004.

                                 Options Outstanding                       Options Exercisable
                  -------------------------------------------------  ------------------------------
                       Number      Weighted-Average     Weighted-        Number         Weighted-
     Range of       Outstanding       Remaining          Average      Exercisable        Average
 Exercise Prices  at December 31   Contractual Life  Exercise Price  at December 31  Exercise Price
-------------------------------------------------------------------  ------------------------------
      $1.00          5,401,500        4.42 Years          $1.00        5,401,500         $1.00
       3.00          1,105,349        6.17 Years           3.00          738,694          3.00
       3.50            106,500        9.99 Years           3.50                0          3.50
       5.00          1,090,296        4.98 Years           5.00        1,071,546          5.00
                     ------------------------------------------        -----------------------
                     7,703,645        4.83 Years          $1.89        7,211,740         $1.80
                     ==========================================        =======================

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized (See Note 18).

      Many of the Corporation's financial instruments lack an available trading market as characterized by a willing buyer and a willing seller engaging in an exchange transaction. Further, the Corporation's general practice is to hold its financial instruments to maturity and not to engage in trading activities. Therefore, significant estimates and present value calculations were used by the Corporation for the purpose of this disclosure. Such estimates involve judgments as to economic conditions, risk characteristics, and future expected loss experience of various financial instruments and other factors that cannot be determined with precision. The fair value estimates presented herein are based on information available to management as of December 31, 2004 and 2003.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

      The  following is a  description  of the methods and  assumptions  used to
estimate  the  fair  value  of  each  class  of  the   Corporation's   financial
instruments:

      Cash and short-term investments: The carrying amount is a reasonable estimate of fair value.

      Investment securities: For securities available-for-sale, fair value equals the carrying amount which is generally the quoted market price. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

      Loans: For certain categories of loans, such as variable rate loans and other lines of credit, the carrying amount, adjusted for credit risk, is a reasonable estimate of fair value because there is no contractual maturity and/or the Corporation has the ability to reprice the loan as interest rate shifts occur. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As the discount rates are based on current loan rates as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

      Other financial assets: Include bank-owned life insurance for which the carrying value is a reasonable estimate of fair value and is included in other assets on the Consolidated Balance Sheets.

      Deposit liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

      Short-term borrowings: The carrying amount is a reasonable estimate of fair value.

      Long-term borrowings: The fair value of long-term borrowings is estimated using discounted cash flow analyses, based on the Corporation's estimated borrowing rates for similar types of borrowing arrangements.

      Commitments to extend credit: For certain categories of commitments, and variable rate lines of credit, a reasonable estimate of fair value would be nominal because the Corporation has the ability to reprice the commitment as interest rate shifts occur. The fair value of other types of commitments to extend credit is estimated by discounting the potential future cash flows using the current rate at which similar commitments would be made to borrowers with similar credit ratings. As the discount rates are based on current loan rates as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

      Standby letters of credit: The fair value of standby letters of credit are generally based upon fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

      The estimated fair values (in thousands) of the Corporation's financial instruments at December 31 are as follows:

                                                                2004                              2003
      -----------------------------------------------------------------------------------------------------------
                                                      Carrying        Estimated         Carrying        Estimated
                                                       Amount        Fair Value          Amount        Fair Value
      -----------------------------------------------------------------------------------------------------------
      Financial Assets:
         Cash and short-term investments              $ 15,090        $  15,090         $ 20,131        $ 20,131
         Investment securities                         200,287          200,287          175,724         175,724
         Loans                                         382,592          382,909          319,957         320,503
         Other financial assets                          5,159            5,159                0               0

      Financial Liabilities:
         Deposits                                      456,691          455,826          387,967         388,459
         Long-term borrowings                           95,000           95,015           86,750          88,193
         Subordinated debentures                        12,372           12,372            9,300          10,013
         Standby letters of credit                          33               33                0               0

                                                                2004                              2003
      -----------------------------------------------------------------------------------------------------------
                                                      Notional        Estimated         Notional        Estimated
                                                       Amount        Fair Value          Amount        Fair Value
      -----------------------------------------------------------------------------------------------------------
      Off-Balance Sheet Financial Instruments:
         Commitments to extend credit                 $129,451        $      (5)        $ 89,703        $      0


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 18 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

      The Corporation has various claims, commitments, and contingent liabilities arising from the normal conduct of its business which are not reflected in the accompanying consolidated financial statements and are not expected to have any material adverse effect on the financial position or results of operations of the Corporation.

      The Corporation and its subsidiaries are defendents in litigation and claims arising from the normal course of business. Based on consultation with legal counsel, management is of the opinion that the outcome of pending and threatened litigation will not have a material impact on the Corporation's consolidated financial statements.

      The Corporation is party to financial instruments with off-balance sheet risk (See Note 17) in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The notional value of those instruments reflect the extent of involvement the Corporation has in each class of financial instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Generally, the Corporation does not charge a fee to customers to extend a commitment. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

      Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to customers. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on management's credit evaluation of the counterparty.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the notional value of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Corporation requires collateral or other security to support certain financial instruments with credit risk. The notional and estimated fair value of these financial instruments at December 31, 2004 and 2003 are presented in Note 17.

NOTE 19 - REGULATORY MATTERS

      The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets as defined in the regulations. Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 2004 and 2003, the Corporation and the Bank were well capitalized under this regulatory framework. To be categorized as well-capitalized, each entity must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since December 31, 2004 that management believes have changed either the Corporation's or the Bank's capital classifications.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

      The Corporation's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                     To Be Well Capitalized
                                                                   For Capital       Under Prompt Corrective
                                                  Actual        Adequacy Purposes       Action Provisions
------------------------------------------------------------------------------------------------------------
 (Dollars in thousands)                     Amount     Ratio     Amount     Ratio       Amount     Ratio
------------------------------------------------------------------------------------------------------------
As of December 31, 2004:

Total Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation       $51,216    10.74%    $38,138     8.00%      $47,673    10.00%
         Nexity Bank                         49,512    10.39      38,134     8.00        47,667    10.00

Tier 1 Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation        46,043     9.66      19,069     4.00        28,604     6.00
         Nexity Bank                         44,600     9.36      19,067     4.00        28,600     6.00

Tier 1 Capital (to Average Assets)
         Nexity Financial Corporation        46,043     7.62      24,158     4.00        30,197     5.00
         Nexity Bank                         44,600     7.38      24,158     4.00        30,197     5.00

As of December 31, 2003:

Total Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation       $42,331    10.89%    $31,088     8.00%      $38,860    10.00%
         Nexity Bank                         42,760    11.02      31,037     8.00        38,796    10.00

Tier 1 Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation        38,229     9.84      15,544     4.00        23,316     6.00
         Nexity Bank                         38,658     9.96      15,519     4.00        23,278     6.00

Tier 1 Capital (to Average Assets)
         Nexity Financial Corporation        38,229     7.45      20,520     4.00        25,650     5.00
         Nexity Bank                         38,658     7.54      20,520     4.00        25,650     5.00

NOTE 20 - NEXITY FINANCIAL CORPORATION (PARENT COMPANY ONLY)

      The Parent's principal assets are its investments in the Bank, and the principal source of income for the Parent will be dividends from the Bank. Certain regulatory and legal requirements restrict payment of dividends and lending of funds between the Bank and the Parent.

      The Parent's condensed balance sheets at December 31, 2004 and 2003, and condensed statements of operations and of cash flows for the years ended December 31 are presented below:

CONDENSED BALANCE SHEETS

                                                         2004           2003
--------------------------------------------------------------------------------
Assets:
   Cash and cash equivalents                          $ 1,513,288    $   425,690
   Investment in bank subsidiary                       45,853,443     40,311,737
   Other investments                                      372,000        287,629
   Other assets                                           206,280        631,769
--------------------------------------------------------------------------------
         Total assets                                 $47,945,011    $41,656,825
================================================================================
Liabilities and Stockholders' Equity:
   Subordinated debentures                            $12,372,000    $ 9,300,000
   Long-term borrowings                                         0      1,750,000
   Other liabilities                                       14,705         24,156
--------------------------------------------------------------------------------
         Total liabilities                             12,386,705     11,074,156

Stockholders' equity                                   35,558,306     30,582,669
--------------------------------------------------------------------------------
         Total liabilities and stockholders' equity   $47,945,011    $41,656,825
================================================================================


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF OPERATIONS

                                                            2004            2003            2002
----------------------------------------------------------------------------------------------------
   Income:
      Dividend income                                    $    10,017     $         0     $         0
      Other interest income                                   28,092          11,758          24,223
----------------------------------------------------------------------------------------------------
         Total income                                         38,109          11,758          24,223
----------------------------------------------------------------------------------------------------
   Expense:
      Interest on notes payable                               68,056          81,195          75,837
      Interest on subordinated debentures                    734,127         837,000         748,000
      Other operating expense                                 15,559          28,234          45,354
----------------------------------------------------------------------------------------------------
         Total expense                                       817,742         946,429         869,191
----------------------------------------------------------------------------------------------------
   (Loss) income before equity in undistributed
         income of subsidiaries and taxes                   (779,633)       (934,671)       (844,968)
   Equity in undistributed income of subsidiaries          5,942,075       5,023,654       2,151,698
----------------------------------------------------------------------------------------------------
   Income before taxes                                     5,162,442       4,088,983       1,306,730
   Income tax (benefit) expense                             (212,564)       (586,959)        100,000
----------------------------------------------------------------------------------------------------
   Net income                                            $ 5,375,006     $ 4,675,942     $ 1,206,730
====================================================================================================

CONDENSED STATEMENTS OF CASH FLOWS

                                                            2004            2003            2002
----------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
      Net income                                         $ 5,375,006     $ 4,675,942     $ 1,206,730
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Equity in undistributed income of subsidiaries      (5,942,075)     (5,023,654)     (2,151,698)
      Change in other assets                                 425,489        (568,692)        (63,076)
      Change in other liabilities                             (9,451)        (20,007)        (40,860)
----------------------------------------------------------------------------------------------------
   Net cash used for operating activities                   (151,031)       (936,411)     (1,048,904)
----------------------------------------------------------------------------------------------------
   Cash flows from investing activities:
      Investment in bank subsidiary                                0               0      (1,000,000)
      Investment in nonbank subsidiary                       (84,371)              0         (61,856)
----------------------------------------------------------------------------------------------------
   Net cash used for investing activities                    (84,371)              0      (1,061,856)
----------------------------------------------------------------------------------------------------
   Cash flows from financing activities:
      Net change in subordinated debentures                3,072,000               0       2,000,000
      Repayment of long-term debt                         (1,750,000)              0               0
      Proceeds from issuance of common stock                   1,000          51,194         682,252
----------------------------------------------------------------------------------------------------
   Net cash provided by financing activities               1,323,000          51,194       2,682,252
----------------------------------------------------------------------------------------------------
   Net change in cash and cash equivalents                 1,087,598        (885,217)        571,492
   Cash and cash equivalents at January 1                    425,690       1,310,907         739,415
----------------------------------------------------------------------------------------------------
   Cash and cash equivalents at December 31              $ 1,513,288     $   425,690     $ 1,310,907
====================================================================================================

      The Parent paid  interest of  $640,719,  $937,202,  and  $805,287 in 2004,
2003, and 2002, respectively. The Parent paid taxes of $117,461, $1,000, and $164,400 in 2004, 2003, and 2002, respectively.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      Selected quarterly results of operations for the four quarters ended December 31 are as follows:

                                                                             2004
-------------------------------------------------------------------------------------------------------------
                                                    Fourth           Third          Second           First
                                                    Quarter         Quarter         Quarter         Quarter
-------------------------------------------------------------------------------------------------------------
Interest income                                  $  8,055,095     $ 7,236,107    $  6,739,874     $ 6,581,106
Interest expense                                    3,513,956       2,992,604       2,904,174       2,756,095
-------------------------------------------------------------------------------------------------------------
Net interest income                                 4,541,139       4,243,503       3,835,700       3,825,011
Provision for loan losses                             300,000         320,000         190,000         305,000
Noninterest income                                    301,402         382,811         436,138         376,293
Gains on sales of investment securities                     0          78,518          31,950          97,222
Noninterest expense                                 3,117,770       2,687,611       2,841,267       2,739,387
-------------------------------------------------------------------------------------------------------------
Income before income taxes                          1,424,771       1,697,221       1,272,521       1,254,139
Provision (benefit) for income taxes                  339,753         637,660        (902,707)        198,940
-------------------------------------------------------------------------------------------------------------
Net income                                       $  1,085,018     $ 1,059,561    $  2,175,228     $ 1,055,199
=============================================================================================================
Net income per share - basic                     $       0.04     $      0.04    $       0.08     $      0.04
Net income per share - diluted                           0.04            0.04            0.07            0.04
Weighted average shares outstanding - basic        27,764,986      27,764,019      27,763,986      27,763,986
Weighted average shares outstanding - diluted      30,194,739      29,943,014      29,942,994      29,942,994

                                                                             2003
-------------------------------------------------------------------------------------------------------------
                                                    Fourth           Third          Second           First
                                                    Quarter         Quarter         Quarter         Quarter
-------------------------------------------------------------------------------------------------------------
Interest income                                  $  6,671,493     $ 6,340,210    $  6,332,498     $ 6,322,997
Interest expense                                    2,801,943       2,681,301       2,847,976       2,838,238
-------------------------------------------------------------------------------------------------------------
Net interest income                                 3,869,550       3,658,909       3,484,522       3,484,759
Provision for loan losses                             325,000         220,000         240,000         340,000
Noninterest income                                    157,088         220,181         193,170         169,438
Gains on sales of investment securities                     0          12,832               0         358,417
Noninterest expense                                 2,624,326       2,657,459       2,549,898       2,490,551
-------------------------------------------------------------------------------------------------------------
Income before income taxes                          1,077,312       1,014,463         887,794       1,182,063
(Benefit) provision for income taxes                 (617,250)         33,750          33,750          35,440
-------------------------------------------------------------------------------------------------------------
Net income                                       $  1,694,562     $   980,713    $    854,044     $ 1,146,623
=============================================================================================================
Net income per share - basic                     $       0.06     $      0.04    $       0.03     $      0.04
Net income per share - diluted                           0.06            0.03            0.03            0.04
Weighted average shares outstanding - basic        27,763,986      27,761,004      27,720,605      27,705,803
Weighted average shares outstanding - diluted      29,942,994      29,971,578      30,001,333      29,992,501


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

                  Nexity Financial Corporation and Subsidiaries
                  Consolidated Balance Sheets at March 31, 2005

                                                                        March 31,                 December 31,
---------------------------------------------------------------------------------------------    -------------
                                                                  2005              2004              2004
---------------------------------------------------------------------------------------------    -------------
                                                                       (Unaudited)
ASSETS
  Cash and due from banks                                    $   4,015,842     $   2,730,703     $   1,581,296
  Interest-bearing deposits in other banks                       6,745,219        12,272,794        10,676,569
  Federal funds sold                                            13,447,041        22,303,353         2,832,526
  Investment securities available-for-sale, at fair value      204,450,330       167,224,367       200,658,859

  Loans, net of unearned income                                391,059,190       338,635,772       387,503,339
  Allowance for loan losses                                     (4,935,450)       (4,301,861)       (4,911,819)
---------------------------------------------------------------------------------------------    -------------
  Net loans                                                    386,123,740       334,333,911       382,591,520
---------------------------------------------------------------------------------------------    -------------

  Premises and equipment, net of accumulated depreciation          823,851           934,865           840,316
  Deferred tax asset                                             2,751,026           666,000         1,605,616
  Intangible assets                                                910,655           910,655           910,655
  Other assets                                                  10,698,947         6,449,859         9,068,311
---------------------------------------------------------------------------------------------    -------------

Total assets                                                 $ 629,966,651     $ 547,826,507     $ 610,765,668
=============================================================================================    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Deposits:
          Demand Deposits                                    $   3,908,996     $   2,366,281     $   3,319,315
          NOW and money market accounts                        216,752,409       216,666,487       223,317,888
          Time deposits $100,000 and over                       68,826,204        52,660,703        61,476,666
          Other time and savings deposits                      184,899,569       138,889,567       168,577,473
---------------------------------------------------------------------------------------------    -------------
    Total deposits                                             474,387,178       410,583,038       456,691,342

    Federal funds purchased and securities
          sold under agreements to repurchase                    4,640,000                 0         7,264,000
    Long-term borrowings                                       100,000,000        91,750,000        95,000,000
    Subordinated debentures                                     12,372,000         9,300,000        12,372,000
    Accrued expenses and other liabilities                       4,297,234         3,797,841         3,880,020
---------------------------------------------------------------------------------------------    -------------
  Total liabilities                                            595,696,412       515,430,879       575,207,362
---------------------------------------------------------------------------------------------    -------------

  Stockholders' Equity:
    Preferred stock, $0.01 par value; 7,000,000
          shares authorized; shares issued and
          outstanding - none in 2005 and 2004                            0                 0                 0
    Common stock, $0.01 par value; 50,000,000
          shares authorized; shares issued
          and outstanding - 27,808,763, 27,763,986,
          and 27,763,986, respectively                             278,088           277,640           277,650
    Surplus                                                     36,202,885        36,133,835        36,134,825
    Retained deficit                                              (260,442)       (5,517,061)       (1,197,254)
    Accumulated other comprehensive (loss) income               (1,950,292)        1,501,214           343,085
---------------------------------------------------------------------------------------------    -------------
  Total stockholders' equity                                    34,270,239        32,395,628        35,558,306
---------------------------------------------------------------------------------------------    -------------

Total liabilities and stockholders' equity                   $ 629,966,651     $ 547,826,507     $ 610,765,668
=============================================================================================    =============

Note: The Balance Sheet at December 31, 2004 has been derived from the audited financial statements at that date.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Nexity Financial Corporation and Subsidiaries
Consolidated Statements of Income

                                                          Three months ended
                                                               March 31,
                                                       ------------------------
                                                          2005          2004
-------------------------------------------------------------------------------
                                                             (Unaudited)
INTEREST INCOME:
  Interest and fees on loans                           $5,822,647   $ 4,572,833
  Interest on taxable investment securities             2,273,669     1,949,273
  Interest on federal funds sold                           68,801        35,268
  Other interest income                                    36,181        23,732
-------------------------------------------------------------------------------
                Total interest income                   8,201,298     6,581,106
-------------------------------------------------------------------------------

INTEREST EXPENSE:
  Interest on deposits                                  2,830,512     1,883,621
  Interest on short-term borrowings                        38,076         5,001
  Interest on long-term borrowings                        744,916       655,133
  Interest on subordinated debentures                     168,157       212,340
-------------------------------------------------------------------------------
                Total interest expense                  3,781,661     2,756,095
-------------------------------------------------------------------------------

Net interest income                                     4,419,637     3,825,011
Provision for loan losses                                  85,000       305,000
-------------------------------------------------------------------------------

Net interest income after provision for loan losses     4,334,637     3,520,011
-------------------------------------------------------------------------------

NONINTEREST INCOME:
  Service charges on deposit accounts                      18,928        11,449
  Commissions and fees                                     64,239       105,144
  Gains on sales of investment securities                       0        97,222
  Brokerage and investment services income                183,664       246,424
  Other operating income                                   76,874        13,276
-------------------------------------------------------------------------------
                Total noninterest income                  343,705       473,515
-------------------------------------------------------------------------------

NONINTEREST EXPENSE:
  Salaries and employee benefits                        1,992,718     1,593,388
  Net occupancy expense                                   130,327       122,209
  Equipment expense                                       169,498       162,753
  Other operating expense                                 888,987       861,037
-------------------------------------------------------------------------------
                Total noninterest expense               3,181,530     2,739,387
-------------------------------------------------------------------------------

Income before income taxes                              1,496,812     1,254,139
Provision for income taxes                                560,000       198,940
-------------------------------------------------------------------------------

Net income                                             $  936,812   $ 1,055,199
===============================================================================

Net income per share - basic                           $     0.03   $      0.04
-------------------------------------------------------------------------------

Net income per share - diluted                         $     0.03   $      0.04
-------------------------------------------------------------------------------

Weighted average common shares outstanding - basic     27,785,588    27,763,986
-------------------------------------------------------------------------------

Weighted average common shares outstanding - diluted   30,206,880    29,942,994
-------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Nexity Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                      Three months ended March 31,
                                                                                          2005             2004
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:                                                          (Unaudited)
  Net income                                                                          $    936,812    $  1,055,199
  Adjustments to reconcile net income to net cash provided by operating activities:
    Accretion and amortization of investment securities                                    (30,758)         43,114
    Depreciation and amortization                                                          139,675         147,719
    Provision for loan losses                                                               85,000         305,000
    Gain on sales of investment securities available-for-sale                                    0         (97,222)
    Gain on sales of premises and equipment                                                 (3,581)              0
    Change in other assets                                                              (2,803,902)          6,078
    Change in other liabilities                                                          1,764,119         561,645
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   87,365       2,021,533
------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchase of investment securities available-for-sale                                 (25,645,258)     (2,151,937)
  Proceeds from sales of investment securities available-for-sale                                0       1,901,937
  Proceeds from maturities of investment securities available-for-sale                  18,244,263      10,294,617
  Net increase in loans                                                                 (3,617,220)    (14,682,240)
  Purchase of cash surrender value life insurance                                                0      (2,500,000)
  Capital expenditures                                                                     (91,773)        (36,349)
------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                 (11,109,988)     (7,173,972)
------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Net change in deposits                                                                17,695,836      22,327,821
  Net change in short-term borrowings                                                   (2,624,000)     (5,000,000)
  Net change in long-term borrowings                                                     5,000,000       5,000,000
  Proceeds from issuance of common stock                                                    68,498               0
  Net change in subordinated debentures                                                          0               0
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                               20,140,334      22,327,821
------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                                  9,117,711      17,175,382
Cash and cash equivalents at January 1                                                  15,090,391      20,131,468
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                                              $ 24,208,102    $ 37,306,850
==================================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Nexity Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

--------------------------------------------------------------------------------

                                                                                                       Accumulated
                                                     Common Stock                         Retained        other          Total
                                                 ---------------------                     earnings   comprehensive   stockholders'
                                                   Shares      Amount       Surplus       (deficit)   income (loss)      equity
                                                 ---------------------------------------------------------------------------------
Balance at December 31, 2003                     27,763,986   $277,640   $ 36,133,835   $(6,572,260)   $   743,454    $ 30,582,669

Common stock issued pursuant to:
  Stock Option Plan                                                                                                              0
Comprehensive income:
  Net income                                                                              1,055,199                      1,055,199
  Other comprehensive income, net of tax and
  reclassification adjustment:
    Unrealized losses on investment securities                                                             757,760         757,760
                                                                                                                      ------------
Total comprehensive income                                                                                               1,812,959

                                                 ---------------------------------------------------------------------------------
Balance at March 31, 2003                        27,763,986   $277,640   $ 36,133,835   $(5,517,061)   $ 1,501,214    $ 32,395,628
                                                 =================================================================================

Balance at December 31, 2004                     27,764,986   $277,650   $ 36,134,825   $(1,197,254)   $   343,085    $ 35,558,306

Common stock issued pursuant to:
  Stock Option Plan                                  43,777        438         68,060                                       68,498
Comprehensive income:
  Net income                                                                                936,812                        936,812
  Other comprehensive income, net of tax and
  reclassification adjustment:
    Unrealized losses on investment securities                                                          (2,293,377)     (2,293,377)
                                                                                                                      ------------
Total comprehensive income                                                                                              (1,356,565)

                                                 ---------------------------------------------------------------------------------
Balance at March 31, 2005                        27,808,763   $278,088   $ 36,202,885   $  (260,442)   $(1,950,292)   $ 34,270,239
                                                 =================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Nexity Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - General

            The consolidated financial statements in this report are unaudited, and the consolidated balance sheet at December 31, 2004 is derived from the Corporation's consolidated audited financial statements. In the opinion of management, all adjustments necessary to present a fair statement of the results for the interim periods have been made. All such adjustments are of a normal, recurring nature. The information contained in the notes to consolidated financial statements included in Nexity Financial Corporation's Annual Report on Form 10 for the year ended December 31, 2004 should be referred to in connection with the reading of these unaudited interim consolidated financial statements.

Nature of Operations

      Nexity Financial Corporation (the "Corporation") is a registered bank holding company incorporated on March 12, 1999 under the laws of the State of Delaware. The Corporation was formed to enter the commercial banking business and to invest in other bank-related businesses. The Corporation provides its customers with banking services through its subsidiary, Nexity Bank (the "Bank"), and owns 100% of its issued and outstanding capital stock. Nexity Capital Trust II, a statutory trust and wholly owned subsidiary, was established by the Corporation on May 20, 2004. Nexity Capital Trust II is a special interest nonbank subsidiary that issues trust preferred securities, whereby the proceeds from the issuance are loaned to the Corporation.

      At March 31, 2005, the Corporation operated through headquarters in Birmingham, Alabama and correspondent banking offices in Atlanta, Georgia, Myrtle Beach, South Carolina, Dallas, Texas and Winston Salem, North Carolina.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. In accordance with the revised Financial Accounting Standards Board Interpretation No. 46, ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities, the Corporation deconsolidated one trust subsidiary at March 31, 2005, which had been formed to raise capital by issuing preferred securities to institutional investors.

Accounting Estimates and Assumptions

      The Corporation's accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in the Corporation's consolidated financial statements.

At March 31, 2005, the Corporation had a stock option plan, which is described more fully in Note 16 to the Consolidated Financial Statements in the Corporation's Form 10. The Corporation has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. The Corporation adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows an entity to continue to measure compensation cost for those plans using a fair value method of accounting prescribed in Opinion
25. Under the fair value method, fair value is measured on the date of grant using an option-pricing model with market assumptions. This amount is amortized on a straight-line basis over the vesting period. The Corporation uses the minimum value option pricing method. Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of the Corporation's stock options.

The following table provides pro forma net income and earnings per share information, as if the Corporation had applied the fair value recognitions provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") to stock-based employee compensation option plans for the periods presented:


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                              Three months ended
                                                                                   March 31,
                                                                          --------------------------
                                                                             2005            2004
                                                                          ----------      ----------
Net Income
Net income, as reported                                                   $  936,812      $1,055,199
Deduct:
     Total stock-based employee compensation expense determined under
     fair value based method for all option awards, net of income tax        (15,340)        (19,477)
                                                                          ----------      ----------
Pro forma net income                                                      $  921,472      $1,035,722
                                                                          ==========      ==========

Basic Earnings Per Share
As reported                                                               $     0.03      $     0.04
Pro forma                                                                       0.03            0.04

Diluted Earnings Per Share
As reported                                                               $     0.03      $     0.04
Pro forma                                                                       0.03            0.03

The following is a summary of the Corporation's weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the minimum value option-pricing model:

                                                                  2005     2004
                                                                 -----    -----
Expected life (in years)                                          2.50     2.50
Expected volatility                                                N/A      N/A
Risk-free interest rate                                           3.30%    1.89%
Expected dividend yield                                            N/A      N/A
Weighted-average fair value of options granted during the year   $0.28    $0.14

Recently Issued Accounting Pronouncements

      In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. SFAS No. 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited.

      Effective April 21, 2005 The Securities and Exchange Commission ("SEC") issued an amendment to Rule 4-01(a)(1) of Regulation S-X delaying the effective date for public entities that do not file as small business issuers to the first annual period beginning after June 15, 2005 instead of SFAS No. 123R's original effective date, which was as of the beginning of the first interim reporting period beginning after June 15, 2005.

      Nexity will adopt SFAS No. 123R on January 1, 2006 and is currently assessing the impact of adopting the provisions of this standard.

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

Note 2 - Gross Unrealized Losses on Investment Securities

      The fair value and unrealized losses on investment securities with unrealized losses at March 31, 2005 are presented below. The fair value and unrealized losses are presented for those securities that have had unrealized losses for less than 12 months and those that have been in an unrealized loss position for 12 consecutive months or longer.

                                  --------------------------     --------------------------     ---------------------------
                                      Less than 12 months            12 months or longer                   Total
                                  --------------------------     --------------------------     ---------------------------
                                      Fair       Unrealized         Fair        Unrealized         Fair         Unrealized
                                      Value        Losses           Value         Losses           Value          Losses
                                  ----------------------------------------------------------------------------------------
Securities of U.S. Government
  agencies and corporations       $ 51,488,375    $  840,547     $ 1,965,400     $   34,600     $ 53,453,775    $  875,147
Mortgage-backed securities          72,953,592     1,256,447      31,680,307      1,098,099      104,633,899     2,354,546
Other debt securities                        0             0               0              0                0             0
                                  ----------------------------------------------------------------------------------------
Total debt securities              124,441,967     2,096,994      33,645,707      1,132,699      158,087,674     3,229,693
Equity securities                            0             0               0              0                0             0
                                  ----------------------------------------------------------------------------------------
Total investment securities       $124,441,967    $2,096,994     $33,645,707     $1,132,699     $158,087,674    $3,229,693
                                  ========================================================================================

      The above securities are considered temporarily impaired and no loss has been recognized on these securities since there has been no deterioration in the credit quality of the issuers of these securities and the unrealized losses are due to changes in interest rates. The Corporation has both the intent and ability to hold the securities for a time necessary to recover the unrealized loss.

Note 3 - Intangible Assets

      The Corporation had $910,655 in unamortized other intangible assets at March 31, 2005 and 2004, and December 31, 2004. The other intangible asset is the bank charter. Upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, the Corporation stopped amortizing other intangible assets. The Corporation has had no changes in the carrying amount of intangible assets during the three months ended March 31, 2005 and 2004.

Note 4 - Per Share Information

      The following is a summary of net income per share - basic and net income per share - diluted calculations:

                                                                  For the three months
                                                                    ended March 31,
                                                                  2005            2004
                                                              -----------     -----------
Net income per share - basic computation
     Net income                                               $   936,812     $ 1,055,199
     Income applicable to common shareholders                 $   936,812     $ 1,055,199
                                                              ===========     ===========
     Weighted average common shares outstanding - basic        27,785,588      27,763,986
                                                              -----------     -----------
     Net income per share - basic                             $      0.03     $      0.04
                                                              ===========     ===========

Net income per share - diluted computation
     Income applicable to common shareholders                 $   936,812     $ 1,055,199
                                                              ===========     ===========
     Weighted average common shares outstanding - basic        27,785,588      27,763,986
     Incremental shares from assumed conversions:
       Stock options                                            2,421,292       2,179,008
                                                              -----------     -----------
     Weighted average common shares outstanding - diluted      30,206,880      29,942,994
                                                              -----------     -----------
     Net income per share - diluted                           $      0.03     $      0.04
                                                              ===========     ===========

Options to purchase 7,535,463 and 7,593,145 shares of common stock at a price range of $1 to $5 per share were outstanding at


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

March 31, 2005 and 2004, respectively.

Note 5 - Long-term Debt

      The Bank is a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of the Bank's total assets. Pursuant to collateral agreements with the FHLB, advances are secured by U.S. Treasury or Government agency securities. Advances from the FHLB with an initial maturity of more than one year totaled $100.0 million at March 31, 2005, versus $90.0 million at March 31, 2004.

      The Corporation has a line of credit with Flag Bank of $7,000,000 of which none was outstanding at March 31, 2005 and $1,750,000 was outstanding at March 31, 2004. None was outstanding at December 31, 2004 and $1,750,000 was outstanding at December 31, 2003. Under the terms of the loan agreement, the loan is secured by 100% of the common stock of Nexity Bank. This line matures on April 1, 2014, and has a floating rate equal to the Prime Rate, appearing in the Wall Street Journal, less 50 basis points (0.50%). Interest is payable quarterly and principal is due in annual installments from 2005 to 2014.

Note 6 - Business Segments

      SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that public business enterprises report certain information about operating segments in their annual financial statements. It also requires that enterprises disclose information about products and services provided by significant segments, geographic areas, major customers, differences between the measurement used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in measurement of segment amounts from period to period.

      Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. During 2005 and 2004, the Corporation did not have any reportable segments.


                                   NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------